Form 10-K405, Exhibit 13
period 1995-09-30
DIGI INTERNATIONAL INC
filed 1995-12-28
CIK 854775

                            DIGI INTERNATIONAL INC.
                         SELECTED FINANCIAL INFORMATION
                        FOR THE YEARS ENDED SEPTEMBER 30

                                                1995           1994          1993         1992         1991
                                            -------------  -------------  -----------  -----------  -----------
Net sales.................................  $   164,978    $   130,945    $  93,385    $  70,867    $  50,866
% change..................................           26%            40%          32%          39%          59%
Net income................................       19,331         16,701       14,905       12,555        8,145
% change..................................           16             12           19           54           64
Net income/share..........................         1.38           1.15         1.03         0.87         0.64
% change..................................           20             12           18           36           64
Total assets..............................      126,043        102,758       88,859       69,788       56,403
% change..................................           23             16           27           24          128
Stockholders' equity......................      105,827         91,113       80,467       64,076       51,284
% change..................................           16             13           26           25          148

                            DIGI INTERNATIONAL INC.
                              FINANCIAL HIGHLIGHTS
                        FOR THE YEARS ENDED SEPTEMBER 30

                                                1995           1994          1993         1992         1991
                                            -------------  -------------  -----------  -----------  -----------
Net sales.................................  $   164,978    $   130,945    $  93,385    $  70,867    $  50,866
Income before taxes.......................       29,366         25,351       22,510       18,256       12,276
Net income................................       19,331         16,701       14,905       12,555        8,145
Net income/share..........................         1.38           1.15         1.03         0.87         0.64
Average shares outstanding................       14,048         14,511       14,564       14,443       12,752
Working capital...........................       74,061         72,671       69,648       56,147       43,121
Total assets..............................      126,043        102,758       88,859       69,788       56,403
Stockholders' equity......................      105,827         91,113       80,467       64,076       51,284
Book value per share......................         7.82           6.64         5.68         4.58         5.44
Return on sales...........................         11.7%          12.8%        16.0%        17.7%        16.0%
Number of employees.......................          605            430          333          266          223

------------------------
(In thousands except per share amounts, percentages and number of employees) Operations and balance sheet data for 1991 and 1992 have been restated for the Star Gate acquisition described in Footnote 2.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following table sets forth selected information derived from the Company's Consolidated Statements of Operations expressed as percentage of net sales.

                                                           YEAR ENDED SEPTEMBER 30                 PERCENTAGE INCREASE/(DECREASE)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1995 over             1994 over
                                                    1995           1994           1993                1994                  1993
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                           100.0%         100.0%         100.0%              26.0%                 40.2%
Cost of sales                                        47.8           48.2           43.8               25.1                  54.1
---------------------------------------------------------------------------------------------------------------------------------
Gross margin                                         52.2           51.8           56.2               26.8                  29.4

Operating expenses:
 Sales & marketing                                   19.1           17.2           18.9               39.9                  27.8
Research & development                                8.9            7.5            5.6               49.2                  89.6
 General & administrative                             7.6            8.6            9.4               11.3                  27.1
---------------------------------------------------------------------------------------------------------------------------------
                                                     35.6           33.3           33.9               34.6                  37.7

Operating income                                     16.6           18.5           22.3               12.8                  16.7
Other income, principally interest                    1.2             .9            1.8               84.4                 (37.0)
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect
 of a change in accounting for income taxes          17.8           19.4           24.1               15.8                  12.6
Provision for income taxes                            6.1            6.6            8.3               16.0                  11.9
---------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a
 change in accounting for income taxes               11.7           12.8           15.8               15.7                  13.0

Cumulative effect of the change in
 accounting for income taxes                                                        0.2
---------------------------------------------------------------------------------------------------------------------------------
Net income                                           11.7%          12.8%          16.0%              15.7%                 12.1%
---------------------------------------------------------------------------------------------------------------------------------


NET SALES
The increase in net sales from 1994 to 1995 of $34.0 million and from 1993 to 1994 of $37.6 million spanned all product markets as follows:

 PRODUCT MARKET           ANNUAL SALES INCREASE         PERCENT OF ANNUAL SALES
--------------------------------------------------------------------------------
                          1994           1995           1993      1994      1995
                          ----           ----           ----      ----      ----
  Multiuser                 13%          17%           86.3%     69.5%     64.6%
  Remote Access            103%          63%            7.4%     10.7%     13.8%
  LAN Connect              *             54%               *     15.1%     18.4%
  Other                                                 6.3%      4.7%      3.2%
--------------------------------------------------------------------------------

     * During 1994 the Company acquired MiLAN Technology Corporation, which contributed $20 million in LAN Connect sales, representing 53.3% of the increase in total sales for fiscal 1994.


The sales increase is primarily due to volume not price increases.


Sales to original equipment manufacturers (OEMs) decreased from 22.6% of net sales in 1993 to 20.6% in 1994 and increased to 22.8% in 1995. Sales to the distribution markets increased from 52.2% of net sales to 57.9% and 61.1% for 1993, 1994 and 1995 respectively. The Company sees these markets continuing to grow.

The Company believes that revenue from its remote access and LAN Connect markets will continue to show rapid growth, while the multiuser market growth will slow.

GROSS MARGINS
Gross margins increased from 51.8% of net sales in 1994 to 52.2% in 1995 due primarily to purchasing efficiencies and product redesign. While gross margin dollars increased from 1993 to 1994, the decline in gross margin percentage is attributable to the acquisition of MiLAN, whose normal gross margin percentage is lower than the Company's historical levels, and increased component costs. Management expects gross margins to stabilize near their current levels.

OPERATING EXPENSES
The year-to-year increases in operating expenses are due primarily to increased R&D and market development spending for new products and markets, principally for the remote access and LAN Connect markets, plus increased staffing levels. The Company expects to continue to commit increased funding for developing new products in these rapidly growing markets.

OTHER INCOME
The decrease in other income from 1993 to 1994 resulted from a reduction of available funds due to the acquisition of MiLAN Technology Corporation and purchase of treasury stock, partially offset by an increase in interest rates. The increase in other income from 1994 to 1995 resulted from an increase of available funds and an increase in interest rates.

INCOME TAXES
The Company's effective income tax rate decreased from 34.3% in 1993 to 34.1% in 1994 and reflects the elimination of the prior year IRS adjustment partially offset by increased state taxes, due primarily to the effect of the acquisition of MiLAN Technology Corporation, and the increase in the statutory tax rate. The increase in the effective rate from 1994 to the 1995 rate of 34.2% resulted primarily from a decrease in the federal R&D credit.

INFLATION
Management believes inflation has not had a material effect on the Company's operations or on its financial condition.

LIQUIDITY AND CAPITAL RESOURCES
The Company has financed its operations principally with funds generated from operations and proceeds remaining from earlier public stock offerings.
Cash flow from operations for the year ended September 30, 1995 has returned to historical levels. Cash flow from operations for the year ended September 30, 1994, was negatively impacted by increased levels of inventories and accounts receivable, mainly resulting from the MiLAN acquisition.

Investing activities for the year ended September 30, 1995, include new investments of excess cash, reinvestment of maturing investments, purchase for $4.5 million of a new office and research facility plus the acquisition of LAN Access Corporation.

The Company expects to expend, in 1996, from existing funds and/or funds generated from 1996 operations, up to $10 million for capital equipment.

On March 27, 1995, the Company's board of directors authorized a one million share repurchase program. At September 30, 1995, 277,500 shares have been acquired under this program as treasury stock. Additional purchases under this authorization will be funded by available cash balances over an unspecified period of time.

At September 30, 1995, the Company had working capital of $74.1 million, no debt and no established lines of credit. Management believes that funds generated from operations and the Company's potential capacity for debt and/or equity financing will be sufficient to fund current business operations and any anticipated business expansion.

FOREIGN CURRENCY TRANSLATION
Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars.

NEW ACCOUNTING STANDARDS
The Financial Accounting Standards Board (FASB) has issued Statement No. 123, "Accounting for Stock-Based Compensation." The Company plans to adopt this Statement in fiscal year 1997. Although it has not made a definitive determination of its impact, the Company does not expect the adoption of Statement No. 123 to have a materially adverse effect on its financial position or results of operations.

                            DIGI INTERNATIONAL INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         FISCAL YEAR ENDED SEPTEMBER 30
                                                              ----------------------------------------------------
                                                                    1995              1994              1993
                                                              ----------------  ----------------  ----------------
Net sales...................................................  $    164,978,018  $    130,945,343  $     93,385,218
Cost of sales...............................................        78,933,221        63,100,733        40,941,788
                                                              ----------------  ----------------  ----------------
Gross margin................................................        86,044,797        67,844,610        52,443,430
Operating expenses:
  Sales & marketing.........................................        31,497,005        22,518,353        17,623,832
  Research & development....................................        14,676,683         9,833,859         5,187,337
  General & administrative..................................        12,472,581        11,208,071         8,815,733
                                                              ----------------  ----------------  ----------------
Total operating expenses....................................        58,646,269        43,560,283        31,626,902
                                                              ----------------  ----------------  ----------------
Operating income............................................        27,398,528        24,284,327        20,816,528
Other income, principally interest..........................         1,967,565         1,066,765         1,693,739
                                                              ----------------  ----------------  ----------------
Income before income taxes and cumulative effect of a change
 in accounting for income taxes.............................        29,366,093        25,351,092        22,510,267
Provision for income taxes..................................        10,035,000         8,650,000         7,727,603
                                                              ----------------  ----------------  ----------------
Income before cumulative effect of a change in accounting
 for income taxes...........................................        19,331,093        16,701,092        14,782,664
Cumulative effect of the change in accounting for income
 taxes......................................................                                               122,100
                                                              ----------------  ----------------  ----------------
Net income..................................................  $     19,331,093  $     16,701,092  $     14,904,764
                                                              ----------------  ----------------  ----------------
                                                              ----------------  ----------------  ----------------
Income per common and common equivalent share:
  Before cumulative effect of a change in accounting for
   income taxes.............................................  $           1.38  $           1.15  $           1.02
  Cumulative effect of the change in accounting for income
   taxes....................................................                                                  0.01
                                                              ----------------  ----------------  ----------------
Net income..................................................  $           1.38  $           1.15  $           1.03
Weighted average common and common equivalent shares
 outstanding................................................        14,057,109        14,510,569        14,563,679
                                                              ----------------  ----------------  ----------------
                                                              ----------------  ----------------  ----------------

   The accompanying notes are an integral part of the consolidated financial statements.

                            DIGI INTERNATIONAL INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                  SEPTEMBER 30      SEPTEMBER 30
                                                                                      1995              1994
                                                                                ----------------  ----------------
ASSETS
Current assets:
  Cash and cash equivalents...................................................  $      5,103,731  $     13,849,017
  Marketable securities, at cost..............................................        27,968,775        23,412,434
  Accounts receivable, net....................................................        31,960,936        21,559,115
  Inventories.................................................................        27,019,085        23,359,489
Income tax refund receivable..................................................           130,165
  Other.......................................................................         2,094,893         2,136,113
                                                                                ----------------  ----------------
      Total current assets....................................................        94,277,585        84,316,168
                                                                                ----------------  ----------------
Property, equipment and improvements, net.....................................        17,716,819         9,844,801
Intangible assets, net........................................................        11,633,305         7,682,910
Other.........................................................................         2,415,755           914,248
                                                                                ----------------  ----------------
      Total assets............................................................  $    126,043,464  $    102,758,127
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................................................  $     12,106,515  $      3,929,146
  Income taxes payable........................................................                           1,027,658
  Accrued expenses:
    Advertising...............................................................         2,235,946         1,172,571
    Compensation..............................................................         4,932,987         4,914,997
    Other.....................................................................           941,469           600,580
                                                                                ----------------  ----------------
      Total current liabilities...............................................        20,216,917        11,644,952
Commitments
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares authorized; none outstanding................................................................
  Common stock, $.01 par value; 60,000,000 shares authorized; 14,562,958 and
   14,474,663 shares outstanding..............................................           145,630           144,747
  Additional paid-in capital..................................................        41,306,320        39,788,556
  Retained earnings...........................................................        81,604,526        62,273,433
                                                                                ----------------  ----------------
                                                                                     123,056,476       102,206,736
Unearned stock compensation...................................................          (598,387)         (392,332)
Treasury stock, at cost ,1,032,729 and 755,229 shares.........................       (16,631,542)      (10,701,229)
                                                                                ----------------  ----------------
      Total stockholders' equity..............................................       105,826,547        91,113,175
                                                                                ----------------  ----------------
Total liabilities and stockholders' equity....................................  $    126,043,464  $    102,758,127
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

   The accompanying notes are an integral part of the consolidated financial statements.

                            DIGI INTERNATIONAL INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED SEPTEMBER 30

                                                                     1995             1994             1993
                                                                ---------------  ---------------  ---------------
Operating activities:
Net Income....................................................  $    19,331,093  $    16,701,092  $    14,904,764
Adjustments to reconcile net income to cash provided by
 operating activities:
  Depreciation of property and equipment......................        2,289,554        1,491,964          618,680
  Amortization of intangibles.................................        1,132,006        1,139,076        1,236,998
  Provision for losses on accounts receivable.................          243,895          608,001          397,358
  Provision for inventory obsolescence........................          716,300        1,071,741          274,000
  Deferred income taxes.......................................          (84,750)         (80,000)        (275,000)
  Cumulative effect of accounting change......................                                           (122,100)
  Stock compensation..........................................          166,667          153,076          160,134
  Changes in assets and liabilites:
    Accounts receivable.......................................      (10,457,106)      (7,452,502)             940
    Inventories...............................................       (4,043,377)      (9,785,911)      (5,150,506)
    Income tax refund receivable..............................         (130,165)
    Other assets..............................................       (1,266,098)        (345,891)        (744,741)
    Accounts payable..........................................        7,420,550         (833,303)         461,601
    Income taxes payable......................................       (1,027,658)         279,746          (36,474)
    Accrued expenses..........................................        1,365,901         (363,231)       2,254,449
                                                                ---------------  ---------------  ---------------
      Net cash provided by operating activities...............       15,656,812        2,583,858       13,980,103
                                                                ---------------  ---------------  ---------------
Investing activities:
  Purchase of property and equipment..........................       (9,573,995)      (3,944,632)      (4,158,006)
  Proceeds from held-to-maturity marketable securities........       25,004,985       41,480,965       41,876,862
  Purchases of held-to-maturity marketable securities.........      (21,751,326)     (31,194,880)     (41,298,190)
  Purchases of available-for-sale marketable securities.......       (7,810,000)
  Business acquisitions, net of cash acquired.................       (5,487,374)      (2,536,766)
                                                                ---------------  ---------------  ---------------
      Net cash provided by (used in) investing activities.....      (19,617,710)       3,804,687       (3,579,334)
                                                                ---------------  ---------------  ---------------
Financing activities:
  Purchase of treasury stock..................................       (5,930,313)     (11,152,498)
  Stock option transactions...................................        1,145,925          781,712        1,326,367
                                                                ---------------  ---------------  ---------------
      Net cash provided by (used in) financing activities.....       (4,784,388)     (10,370,786)       1,326,367
                                                                ---------------  ---------------  ---------------
      Net increase (decrease) in cash and cash equivalents....       (8,745,286)      (3,982,241)      11,727,136
Cash and cash equivalents, beginning of year..................       13,849,017       17,831,258        6,104,122
                                                                ---------------  ---------------  ---------------
Cash and cash equivalents, end of year........................  $     5,103,731  $    13,849,017  $    17,831,258
                                                                ---------------  ---------------  ---------------
                                                                ---------------  ---------------  ---------------
Supplemental cash flow disclosure:
  Income taxes paid...........................................  $    10,815,846  $     7,878,279  $     4,973,965

The accompanying notes are an integral part of the consolidated financial statements.

                            DIGI INTERNATIONAL INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                     COMMON STOCK           TREASURY STOCK      ADDITIONAL
                                                                 ---------------------  ----------------------   PAID-IN
                                                                   SHARES    PAR VALUE   SHARES       VALUE      CAPITAL
                                                                 ----------  ---------  ---------  -----------  ----------
Balances, September 30, 1992...................................  13,978,606    139,786                          33,860,990
Treasury stock, at cost........................................                               229  $    (4,981)
Stock compensation.............................................
Issuance of stock upon exercise of stock options, net of
 withholding...................................................     199,730      1,997                            (285,849)
Tax benefit realized upon exercise of stock options............                                                  1,615,200
Net income.....................................................
                                                                 ----------  ---------  ---------  -----------  ----------
Balances, September 30, 1993...................................  14,178,336    141,783        229       (4,981) 35,190,341
Treasury stock, at cost........................................                           780,000  (11,152,498)
Issuance of stock options at below market prices...............                                                    182,554
Stock compensation.............................................
Issuance of stock for MiLAN purchase...........................      186100      1,861    (25,000)     456,250   3,705,823
Issuance of stock upon exercise of stock options, net of
 withholding...................................................     110,227      1,103                             207,635
Tax benefit realized upon exercise of stock options............                                                    571,975
Forfeiture of stock options....................................                                                    (69,772)
Net income.....................................................
                                                                 ----------  ---------  ---------  -----------  ----------
Balances, September 30, 1994...................................  14,474,663    144,747    755,229  (10,701,229) 39,788,556
Treasury stock, at cost........................................                           277,500   (5,930,313)
Issuance of stock options at below market prices...............                                                    448,750
Stock compensation.............................................
Issuance of stock upon exercise of stock options, net of
 withholding...................................................      88,295        883                             683,315
Tax benefit realized upon exercise of stock options............                                                    461,727
Forfeiture of stock options....................................                                                    (76,028)
Net income.....................................................
                                                                 ----------  ---------  ---------  -----------  ----------
Balances, September 30, 1995...................................  14,562,958    145,630  1,032,729  (16,631,542) 41,306,320
                                                                 ----------  ---------  ---------  -----------  ----------

                                                                               UNEARNED        TOTAL
                                                                  RETAINED       STOCK      STOCKHOLDERS'
                                                                  EARNINGS   COMPENSATION      EQUITY
                                                                 ----------  -------------  ------------
Balances, September 30, 1992...................................  30,667,577      (592,760)   64,075,593
Treasury stock, at cost........................................                                  (4,981)
Stock compensation.............................................                   160,134       160,134
Issuance of stock upon exercise of stock options, net of
 withholding...................................................                                (283,852)
Tax benefit realized upon exercise of stock options............                               1,615,200
Net income.....................................................  14,904,764                  14,904,764
                                                                 ----------  -------------  ------------
Balances, September 30, 1993...................................  45,572,341      (432,626)   80,466,858
Treasury stock, at cost........................................                             (11,152,498)
Issuance of stock options at below market prices...............                  (182,554)
Stock compensation.............................................                   153,076       153,076
Issuance of stock for MiLAN purchase...........................                               4,138,934
Issuance of stock upon exercise of stock options, net of
 withholding...................................................                                 208,738
Tax benefit realized upon exercise of stock options............                                 571,975
Forfeiture of stock options....................................                    69,772
Net income.....................................................  16,701,092                  16,701,092
                                                                 ----------  -------------  ------------
Balances, September 30, 1994...................................  62,273,433      (392,332)   91,113,175
Treasury stock, at cost........................................                              (5,930,313)
Issuance of stock options at below market prices...............                  (448,750)
Stock compensation.............................................                   166,667       166,667
Issuance of stock upon exercise of stock options, net of
 withholding...................................................                                 684,198
Tax benefit realized upon exercise of stock options............                                 461,727
Forfeiture of stock options....................................                    76,028
Net income.....................................................  19,331,093                  19,331,093
                                                                 ----------  -------------  ------------
Balances, September 30, 1995...................................  81,604,526      (598,387)  105,826,547
                                                                 ----------  -------------  ------------

   The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION
Digi International Inc. (the Company) is a leading ISO 9001-compliant provider of data communications hardware and software that delivers seamless connectivity solutions for multiuser environments, remote access and LAN Connect markets. The Company markets its products through an international network of distributors and resellers, system integrators and original equipment manufacturers (OEMs).

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS AND MARKETABLE SECURITIES
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents, while those having original maturities in excess of three months are classified as marketable securities and generally consist of U.S. Government or U.S. Government-backed obligations. Marketable securities classified as held-to-maturity are carried at amortized cost. Marketable securities classified as available-for-sale are recorded at market value. (See Note 3)

REVENUE RECOGNITION
Sales are recognized at the date of shipment. Estimated warranty costs and customer returns are recorded at the time of sale. Accounts receivable are net of allowances for returns and doubtful accounts of $656,500 at September 30, 1995 and $641,500 at September 30, 1994.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method. Market for raw materials is based on replacement cost and for other inventory classifications on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

PROPERTY, EQUIPMENT AND IMPROVEMENTS
Property, equipment and improvements are carried at cost. Depreciation is provided by charges to operations using the straight-line method based on estimated useful lives.

Expenditures for maintenance and repairs are charged to operations as incurred, while major renewals and betterments are capitalized. The assets and related accumulated depreciation accounts are adjusted for asset retirements and disposals with the resulting gain or loss included in operations.

INTANGIBLE ASSETS
Purchased technology, license agreements, covenants not to compete and other intangible assets are recorded at cost. Goodwill represents the excess of cost over the fair value of assets acquired and goodwill is being amortized on a straight-line basis over its estimated useful life of ten to fifteen years. All other intangible assets are amortized on a straight-line basis over their estimated useful lives of one to five years.

The Company periodically, at least quarterly, analyzes intangible assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating unit income on a basis consistent with generally accepted accounting principles.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed when incurred. Software development costs are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility and proven marketability of the product are established; costs otherwise capitalized after such point also are expensed because they are insignificant.

INCOME TAXES
Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Tax credits are accounted for under the flow-through method, which recognizes the benefit in the year in which the credit is utilized.

INCOME PER COMMON SHARE
Income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Common stock equivalents result from dilutive stock options.

USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowance for obsolete inventory and uncollectable accounts receivable, along with accrued warranty costs and sales returns.



2. ACQUISITIONS
On April 13, 1993 the Company issued 431,956 shares of common stock, $.01 par value, in exchange for all of the outstanding capital stock of Star Gate Technologies, Inc. ("Star Gate"). Star Gate is a producer of data communications hardware and software products that permit microcomputers to function as multiuser systems. The acquisition has been accounted for using the pooling of interests method, and accordingly, the accompanying financial information has been restated to include the results of Star Gate for all periods presented. Costs related to the acquisition of approximately $466,000 were expensed in the third quarter of fiscal year 1993.

On November 15, 1993, the Company acquired MiLAN Technology Corporation, a provider of networking products, for stock and cash valued at approximately $6.8 million. The acquisition has been accounted for as a purchase. Results of operations since the effective date of the transaction are included in the Consolidated Statements of Operations.

On September 29, 1995, the Company acquired LAN Access Corporation, a provider of remote access products, for cash of approximately $5.5 million. The acquisition has been accounted for as a purchase. Results of operations since the effective date of the transaction are insignificant.

Pro forma data (unaudited) as though the MiLAN and LAN Access acquisitions had been effective at the beginning of 1993 is as follows:

  DIGI INTERNATIONAL
   ACQUISITIONS PRO FORMA TABLE SUPPORT
   SEPTEMBER 30, 1995

-------------------------------------------------------------------------------------
   FOR THE YEARS ENDED SEPTEMBER 30                1995           1994           1993
-------------------------------------------------------------------------------------
   Net sales                                   $166,784      $ 132,829      $ 106,320
-------------------------------------------------------------------------------------
   Net income                                    18,284         16,060         15,301
-------------------------------------------------------------------------------------
   Net income per share                            1.30           1.11           1.05
-------------------------------------------------------------------------------------
   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


3. MARKETABLE SECURITIES
The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), as of September 30, 1994. The adoption of SFAS 115 did not impact net income or stockholders' equity for fiscal year 1994. In accordance with SFAS 115, prior-period financial statements have not been restated to reflect the change in accounting principle.

Held-to-maturity marketable securities, which consist of state and political subdivision debt securities, will be held to their maturity of less than one year. At September 30, 1995, the amortized cost and estimated fair value were $20,158,775 and $20,232,038, respectively. Unrealized holding gains and losses were not significant. At September 30, 1994, the amortized cost and estimated fair value were $23,412,434 and $23,374,698, respectively. Unrealized holding gains and losses were not significant.

Available-for-sale marketable securities, which consist of state and political subdivision debt securities, will be sold within the next year. At September 30, 1995, the estimated fair value approximated amortized cost of $7,810,000. Unrealized and realized gains and losses were not significant.

4. SELECTED BALANCE SHEET DATA                                    1995                     1994
-----------------------------------------------------------------------------------------------
                  Inventories:
                    Raw materials                        $  13,288,953            $  14,329,651
                    Work in process                          7,645,002                5,231,662
                    Finished goods                           6,897,130                4,480,176
-----------------------------------------------------------------------------------------------
                    Less reserve for obsolescence              812,000                  682,000
-----------------------------------------------------------------------------------------------
                                                         $  27,019,085            $  23,359,489
-----------------------------------------------------------------------------------------------
                  Property, equipment and improvements:
                    Land                                       303,174            $     303,174
                    Building                                 9,009,840                3,980,379
                    Improvements                               274,811                  195,599
                    Equipment                               11,922,087                7,583,920
                    Purchased software                       1,778,712                1,411,299
                    Furniture & fixtures                     1,855,639                1,348,163
-----------------------------------------------------------------------------------------------
                                                            25,144,263               14,822,534

                    Less accumulated depreciation            7,427,444                4,977,733
-----------------------------------------------------------------------------------------------
                                                         $  17,716,819            $   9,844,801
-----------------------------------------------------------------------------------------------
                  Intangible assets:
                    Purchased technology                 $   1,621,858            $   1,576,858
                    License agreements                       1,472,000                1,472,000
                    Covenants not to compete                 1,670,000                1,670,000
                    Goodwill                                11,418,393                6,360,531
                    Other                                       44,193                   49,755
-----------------------------------------------------------------------------------------------
                                                            16,226,444               11,129,144

                    Less accumulated amortization            4,593,139                3,446,234
-----------------------------------------------------------------------------------------------
                                                         $  11,633,305            $   7,682,910
-----------------------------------------------------------------------------------------------

5. STOCK OPTIONS
The Company has a stock option plan (the "Plan") that provides for the issuance of nonstatutory stock options and incentive stock options (ISOs) to key employees and nonemployee board members holding less than 5% of the outstanding shares of the Company's common stock. Currently, under the plan, qualifying board members will receive a stock option for 7,500 shares of the Company's common stock annually.

The option price for ISOs and board member options is set at fair market value of the Company's common stock on the date of grant. The option price for nonstatutory options is set by the Compensation Committee of the Board of Directors. The authority to grant options and set other terms and conditions rests with the Compensation Committee. The Plan terminates in 2004.

During the years ended September 30, 1995, 1994, and 1993, 88,295, 110,227 and 199,730 shares of the Company's Common Stock, respectively, were issued upon the exercise of options for 95,367, 122,200 and 239,600 shares, respectively. The difference between shares issued and options exercised results from the Plan's provision allowing employees to elect to pay their withholding obligation through share reduction. Withholding taxes paid by the Company as a result of the share withholding provision amounted to $413,000 in 1995, $223,000 in 1994 and $806,000 in 1993.

During the years ended September 30, 1995 and 1994, the Board of Directors authorized the issuance of nonstatutory stock options totaling 50,000 and 17,338 shares respectively, at prices below the market value of the stock. For the year ended September 30, 1993, their were no nonstatutory stock options issued. The difference between the option price and market value at the date of grant has been recorded as additional paid-in capital. The compensation related to these shares is amortized over the five-year period in which the employees perform services and amounted to $166,667 in 1995, $153,076 in 1994 and $160,134 in
1993.



STOCK OPTIONS AND COMMON SHARES RESERVED FOR GRANT UNDER THE PLAN ARE AS FOLLOWS:
----------------------------------------------------------------------------------------------------------------------------------
                                              AVAILABLE FOR GRANT             OPTIONS OUTSTANDING                  PRICE PER SHARE
 Balances, September 30, 1992                             358,150                         904,150                 $    .33 - 20.50
 Granted                                                  (74,750)                         74,750                    20.75 - 24.25
 Exercised                                                                               (239,600)                     .33 - 12.00
                                                          -------                        ---------
 Balances, September 30, 1993                             283,400                         739,300                      .50 - 24.25
 Granted                                                 (293,338)                        293,338                    11.50 - 23.75
 Exercised                                                                               (122,200)                   11.50 - 24.25
 Cancelled                                                 17,100                         (17,100)                   11.83 - 23.75
                                                           ------                         --------
 Balances, September 30, 1994                               7,162                         893,338                      .50 - 24.25
 Additional shares approved for grant                   2,000,000
 Granted                                                 (808,375)                        808,375                    15.25 - 29.25
 Exercised                                                                                (95,367)                     .50 - 21.25
 Cancelled                                                119,251                        (119,251)                    3.33 - 23.13
                                                          -------                         --------
 Balances, September 30, 1995                           1,318,038                       1,487,095                      .50 - 29.25
----------------------------------------------------------------------------------------------------------------------------------

Of options outstanding at September 30, 1995, options for 375,974 shares were exercisable, at prices ranging from $.50 to $24.50 per share.

6. COMMITMENTS

The Company has entered into various operating lease agreements, the last of which expires in fiscal year 2003. Below is a schedule of future minimum commitments under noncancelable operating leases:

 FISCAL YEAR    1996       1997       1998       1999       2000     Thereafter
--------------------------------------------------------------------------------
 AMOUNT       $622,833   $522,775   $521,334   $543,682   $556,736    $378,140

Total rental expense for all operating leases for the years ended September 30, 1995, 1994, and 1993 was $946,000, $627,000 and $458,000, respectively.

7. INCOME TAXES
On October 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this change in accounting for income taxes increased net income by $122,100 ($.01 per share) and was recorded separately in the consolidated statement of operations for the year ended September 30, 1993. The effect of the change on 1993 net income, excluding the cumulative effect upon adoption, was not material.

The components of the provision for income taxes for the years ended September 30, 1995, 1994, and 1993 are as follows:


                                    1995           1994           1993
  ---------------------------------------------------------------------
 Currently payable:
   Federal                  $  9,505,650    $ 8,364,428    $ 7,632,603
   State                         614,100        365,572        370,000
 Deferred                        (84,750)       (80,000)      (275,000)
  ---------------------------------------------------------------------
                            $ 10,035,000    $ 8,650,000    $ 7,727,603

The components of the net deferred tax asset at September 30, 1995 and 1994 are as follows:

                                           1995                   1994
------------------------------------------------------------------------
 Valuation reserves                  $  393,100             $  313,300
 Inventory valuation                    300,400                221,200
 Vacation costs                         178,700                124,700
 Depreciation                           (71,097)                57,153
------------------------------------------------------------------------
 Net deferred tax asset              $  801,103             $  716,353

The current portion of the deferred tax asset is reported with other current assets on the consolidated balance sheet while the long-term portion is reported with other liabilities in 1995 and other non-current assets in 1994.

The reconciliation of the statutory federal income tax rate with the effective income tax rate for the years ended September 30, 1995, 1994, and 1993 is as follows:


                                                        1995      1994     1993
-------------------------------------------------------------------------------
 Statutory income tax rate                             35.0%     35.0%    34.8%
 Increase (reduction) resulting from:
  Prior years IRS examination                                               2.1
  Utilization of research and
  development tax credits                               (1.7)     (1.9)    (1.0)
  State taxes, net of federal benefits                   2.5       2.4      1.0
  FSC benefit                                           (1.0)      (.8)    (1.1)
  Other                                                  (.6)      (.6)    (1.5)
-------------------------------------------------------------------------------
                                                       34.2%     34.1%    34.3%




8. FOREIGN SALES AND MAJOR CUSTOMERS
Foreign sales, primarily in Europe, comprised approximately 20%, 21% and 22% of net sales for the years ended September 30, 1995, 1994, and 1993, respectively. During 1995, one customer (customer A) accounted for 12.5% of net sales while another (customer B) accounted for 11.7%. One customer (customer A) comprised 11.8% of net sales in 1994. During 1993, one customer (customer B) accounted for 10.8% of net sales while another (customer A) accounted for 10.3%.

9. EMPLOYEE BENEFIT PLAN
The Company has a savings and profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code ("the Code"), whereby eligible employees may contribute up to 15% of their earnings, not to exceed amounts allowed under the Code. In addition, the Company may make contributions at the discretion of the Board of Directors. During 1995, 1994, and 1993 the Company provided for matching contributions totaling $125,000, $100,000 and $75,000, respectively.

                        REPORT OF INDEPENDENT ACCOUNTANTS


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF DIGI INTERNATIONAL INC.:
We have audited the accompanying consolidated balance sheets of Digi International Inc. and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digi International Inc. and subsidiaries as of September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.
Minneapolis, Minnesota
November 15, 1995


 QUARTERLY FINANCIAL DATA (UNAUDITED):                                                 QUARTER ENDED
----------------------------------------------------------------------------------------------------
 (in thousands except per share amounts)         Dec. 31       Mar. 31       June 30       Sept. 30
----------------------------------------------------------------------------------------------------
 1995
      Net sales                                  $37,879       $40,076        $41,179       $45,844
      Gross margin                                19,745        21,169         22,131        23,000
      Net income                                   4,491         4,597          4,847         5,396
      Net income per share                           .32           .33            .35           .38

 1994
      Net sales                                   25,989        31,647         35,185        38,124
      Gross margin                                14,736        16,672         17,696        18,741
      Net income                                   4,036         4,123          4,216         4,326
      Net income per share                           .28           .28            .29           .31

 1993
      Net sales                                   22,632        22,743         23,559        24,451
      Gross margin                                12,731        12,715         13,301       13,696
      Net income                                   4,026         3,811          3,768         3,301
      Net income per share                           .28           .26            .26           .23

The summation of quarterly net income per share may not equate to the year end calculation as quarterly calculations are performed on a discrete basis.

                      STOCKHOLDER AND INVESTOR INFORMATION


STOCK LISTING
The Company's common stock has been publicly traded since its initial public offering on October 5, 1989. The Company's common stock trades on The Nasdaq Stock Market under the symbol "DGII." At December 13, 1995, the number of holders of the Company's Common Stock was approximately 7,719 consisting of 369 record holders and approximately 7,350 stockholders whose stock is held by a bank, broker or other nominee.

High and low closing sale prices for each quarter during the years ended September 30, 1995 and 1994, as reported on The Nasdaq Stock Market were as follows:


1995        First    Second     Third    Fourth
-----------------------------------------------
HIGH      $ 19.25   $ 24.25   $ 26.00   $ 30.25

LOW         13.25     18.00     18.25     22.00
1994        First    Second     Third    Fourth
-----------------------------------------------
HIGH      $ 24.25   $ 21.88   $ 18.00   $ 16.00
LOW         18.25     17.00     12.56     11.50

DIVIDEND POLICY
The Company has never paid cash dividends on its common stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.

The Company does not have a Dividend Reinvestment Plan or a Direct Stock Purchase Plan.

STOCKHOLDER INFORMATION
TRANSFER AGENT AND REGISTRAR
          Norwest Bank Minnesota, N.A.
          161 North Concord Exchange
          P.O. Box 738
          St. Paul, MN  55075-0738
          (612) 450-4064
          (800) 468-9716
LEGAL COUNSEL
          Faegre & Benson P.L.L.P.
          2200 Norwest Center
          Minneapolis, MN  55402-3901
INDEPENDENT PUBLIC ACCOUNTANTS
          Coopers & Lybrand L.L.P.
          650 Third Avenue South
          Minneapolis, MN  55402-4333


ANNUAL MEETING The Company's Annual Meeting of Stockholders will be held on Wednesday, January 31, 1996, at 3:30 pm, at Marriott City Center, 30 South 7th Street, Minneapolis, Minn.

INVESTOR RELATIONS A COPY OF THE COMPANY'S FORM 10-K, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE FREE UPON WRITTEN REQUEST. CONTACT:

          MAUREEN MCGARRIGLE
          DIRECTOR, INVESTOR RELATIONS
          DIGI INTERNATIONAL INC.
          6400 FLYING CLOUD DRIVE
          EDEN PRAIRIE, MN 55344
          (612) 943-5347
          EMAIL: MAUREENM@DGII.COM

                             DIRECTORS AND OFFICERS


DIRECTORS
--------------------------------------------------------------------------------
JOHN P. SCHINAS (3) Mr. Schinas is a founder of the Company and has been its Chairman of the Board since July 1991. He has been a member of the Board of Directors since the Company's inception in July 1985 and served as the Company's CEO from July 1985 to January 1992.

WILLIS K. DRAKE (2)   Mr. Drake has been a member of the Board of Directors
since 1987 and a private investor since 1983.

RICHARD E. EICHHORN (1) (2)   Mr. Eichhorn has been a member of the Board of
Directors since 1987. Since April 1992, Mr. Eichorn has been a private investor.

ERVIN F. KAMM, JR. Mr. Kamm has been a member of the Board of Directors since December 1, 1994 and was named President and CEO November 30, 1994. Mr. Kamm was President and Chief Operating Officer of Norstan, Inc., from 1988 to 1994. Prior to Norstan, Mr. Kamm held a variety of CEO/COO positions with privately held companies.

MYKOLA MOROZ Mr. Moroz was a founder of the Company and CEO from January 1992 to September 1994 and a member of the Board of Directors since July 1991. Mr. Moroz was Chief Operating Officer of the Company from July 1991 to January 1992. From October 1985 to July 1991, he occupied various management positions with the Company. He is now a private consultant.





                                     [PHOTO]





FIRST ROW: DAVID STANLEY, ERVIN F. KAMM, JR., WILLIS K. DRAKE; SECOND ROW:
RICHARD E. EICHHORN, JOHN P. SCHINAS, MYKOLA MOROZ; NOT PICTURED: RICHARD E. OFFERDAHL AND DR. JAGDISH SHETH.



RICHARD E. OFFERDAHL (1) (2) Mr. Offerdahl has been a member of the Board of Directors since 1987 and a private investor and venture capitalist since 1986.

DR. JAGDISH SHETH, PH. D. (3) Dr. Sheth joined the board in August, 1995. He is the Charles H. Kellstadt Professor of Marketing at Goizueta Business School, Emory University, Atlanta.

DAVID STANLEY (1) (3) Mr. Stanley has been a member of the Board of Directors of the Company since 1990. Mr. Stanley has been Chairman and CEO of Payless Cashways, Inc., a building materials retailer, since 1984.

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

CORPORATE OFFICERS
--------------------------------------------------------------------------------
ERVIN F. KAMM, JR.                           KEITH C. RERICHA
President and Chief Executive Officer        Vice President

JAMES R. BAKER                               GERALD A. WALL
Vice President                               Vice President, Chief Financial
                                             Officer and Treasurer
GARY L. DEANER
Vice President                               RAY D. WYMER
                                             Vice President
JOSEPH A. DIODATI
Vice President                               JAMES E. NICHOLSON
                                             Partner, Faegre & Benson P.L.L.P.
DOUGLAS J. GLADER                            Secretary
Vice President

DANA R. NELSON
Vice President

CORPORATE GOVERNANCE
--------------------------------------------------------------------------------
-  The majority of the board's membership is comprised of outside directors.

- The executive compensation and audit committees are comprised of all outside directors.

- The positions of Chairman of the Board and Chief Executive Officer are separate.

- The nominating committee is comprised of the Chairman and two outside directors.