Form 10-K, Exhibit 13
period 1996-09-30
DIGI INTERNATIONAL INC
filed 1996-12-30
CIK 854775

Corporate Headquarters
11001 Bren Road East
Minnetonka, MN 55343
(612) 912-3444 Tel
(612) 912-4991 Fax
(800) 344-4273 Sales/Technical Support

Manufacturing Operations
10000 West 76th Street
Eden Prairie, MN 55344
(612) 912-4700 Tel
(612) 912-4905 Fax

Digi International Amsterdam
Keizersgracht 62-64
1015 CS Amsterdam
The Netherlands
+31 20 5207 566 Tel
+31 20 5207 972  Fax

Digi International GmbH
Domkloster 1
50667 Cologne (Kn)
Germany
+49 0 221 920 52-0 Tel
+49 0 221 920 52-10  Fax

Digi International Asia Pte. Ltd.
13-06 Tower  A
391A Orchard Road
Ngee Ann City
Singapore, 238837
+65 732 1318 Tel
+65 732 1312  Fax

Digi International GmbH Denmark
Hejreskovvej 18c, 1.9.8
DK-3490 Kvistgaard
Denmark
+45-4917-7090 Tel
+45-4917-7091  Fax

Digi International Australia
121 Walker Street
Ste. 201 Level 2
North Sydney
NSW 2060
Australia
+61-2-99-29-0299 Tel
+61-2-99-29-0445 Fax

Digi International Japan
No. 404 Crest Court Sadohara
2-1-4 Ichigaya-Sadohara
Shinjyuku-ku
162 Tokyo, Japan
+81 3 3266 1092 Tel
+81 3 3266 8273 Fax

Digi International (HK) Limited
Unit 1002, 10 Floor
Sino Plaza, 256-257 Gloucester Road
Causeway Bay, Hong Kong
(852) 2833-1008 Tel
(852) 2572-9989 Fax

Digi International Federal Systems
2231 Crystal Drive, Suite 500
Arlington, VA 22202
(703) 553-2560 Tel
(703) 486-5763 Fax

Regional Offices
618 Grassmere Park Drive, Suite 6
Nashville, TN 37211
(615) 834-8000 Tel
(615) 834-5399 Fax
(800) 366-8844 Sales/Technical Support

2450 Edison Boulevard
Twinsburg, OH 44087
(216) 425-0723 Tel
(216) 425-2492 Fax
(800) 782-7428 Sales/Technical Support

2730 Monterey Street, Suite 105
Torrance, CA 90503
(310) 328-9700 Tel
(310) 328-9696 Fax

1299 Orleans Drive
Sunnyvale, CA 94089
(408) 744-2775 Tel
(408) 744-2793 Fax

6703 Odyssey Drive, Suite 303
Huntsville, AL 35806
(205) 922-9440 Tel
(205) 922-9437 Fax

Westpark, Building M, Second Floor
8440 154th Avenue NE
Redmond, WA 98052
(206) 867-3893 Tel
(206) 867-0954 Fax

GROSS MARGIN GRAPH

The first graph on page 4 shows gross margin in millions of dollars for fiscal 1992, 1993, 1994, 1995 and 1996. Gross margin dollars for 1992 were $40.7, for
1993 were $52.4, for 1994 were $67.8, for 1995 were $86.0, and, for 1996 were
$102.7.

OPERATING INCOME GRAPH

The second graph on page 4 shows operating income in millions of dollars for fiscal 1992, 1993, 1994, 1995 and 1996. Operating income dollars for 1992 were $16.7, for 1993 were $20.8, for 1994 were $24.3, for 1995 were $27.4, and, for
1996 were $20.1.

WORKING CAPITAL GRAPH

The third graph on page 4 shows working capital in millions of dollars for fiscal 1992, 1993, 1994, 1995 and 1996. Working capital dollars for 1992 were $56.1, for 1993 were $69.6, for 1994 were $72.7, for 1995 were $74.1, and, for
1996 were $69.7.

NET SALES/EMPLOYEE GRAPH

The fourth graph on page 4 shows net sales per employee in thousands of dollars for fiscal 1992, 1993, 1994, 1995 and 1996. Net sales per employee for 1992 were $290, for 1993 were $312, for 1994 were $343, for 1995 were $322, and, for 1996 were $281.


FINANCIAL HIGHLIGHTS
-----------------------------------------------------------------------------------------------
FOR THE YEARS ENDED SEPTEMBER 30       1996          1995         1994        1993        1992
-----------------------------------------------------------------------------------------------
Net sales                          $  195,833   $  164,978   $  130,945   $  93,385   $  70,867
AetherWorks Corporation net loss       (3,624)          --           --          --          --
Income before taxes                    16,805       29,366       25,351      22,510      18,256
Net income                              9,300       19,331       16,701      14,905      12,555
Net income per share                      .69         1.38         1.15        1.03         .87
Average shares outstanding             13,523       14,048       14,511      14,564      14,443

Working capital                    $   69,696   $   74,061   $   72,671   $  69,648   $  56,147
Total assets                          129,939      126,043      102,758      88,859      69,788
Stockholders' equity                  109,943      105,827       91,113      80,467      64,076
Book value per share                     8.24         7.82         6.64        5.68        4.58
Return on sales                          4.8%        11.7%        12.8%       16.0%       17.7%
Number of employees                       698          605          430         333         266

-----------------------------------------------------------------------------------------------


(IN THOUSANDS EXCEPT PER SHARE AMOUNTS, PERCENTAGES AND NUMBER OF EMPLOYEES.)


SELECTED FINANCIAL INFORMATION
-----------------------------------------------------------------------------------------------
                                        1996         1995         1994        1993        1992
-----------------------------------------------------------------------------------------------
    Net sales                      $  195,833   $  164,978   $  130,945   $  93,385   $  70,867
    % change                              19%          26%          40%         32%         39%

    Net income                          9,300       19,331       16,701      14,905      12,555
    % change                              (52)          16           12          19          54

    Net income per share                  .69         1.38         1.15        1.03         .87
    % change                              (50)          20           12          18          36

    Total assets                      129,939      126,043      102,758      88,859      69,788
    % change                                3           23           16          27          24

    Stockholders' equity              109,943      105,827       91,113      80,467      64,076
    % change                                4           16           13          26          25
-------------------------------------------------


(IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND PERCENTAGES. PERCENTAGE CHANGE REPRESENTS PERCENT INCREASE (DECREASE) OVER PREVIOUS YEAR.)

NET SALES GRAPH

The first graph on page 5 shows net sales in millions of dollars for fiscal 1992, 1993, 1994, 1995 and 1996. Net sales dollars for 1992 were $70.9, for
1993 were $93.4, for 1994 were $130.9, for 1995 were $165.0, and, for 1996 were $195.8.

NET INCOME GRAPH

The second graph on page 5 shows net income in millions of dollars for fiscal 1992, 1993, 1994, 1995 and 1996. Net income dollars for 1992 were $12.6, for
1993 were $14.9, for 1994 were $16.7, for 1995 were $19.3, and, for 1996 were
$9.3.

NET INCOME PER SHARE GRAPH

The third graph on page 5 shows net income per share in the following amounts for fiscal 1992, 1993, 1994, 1995 and 1996: for 1992, $. 87; for 1993, $1.03;
for 1994, $1.15; for 1995 were $1.38; and, for 1996; $ .69.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
------------------------------------------------------------------------------
The following table sets forth selected information derived from the
Company's Consolidated Statements of Operations expressed as percentage of net sales.
                                                                PERCENTAGE
                                              YEAR ENDED         INCREASE/
                                             SEPTEMBER 30        (DECREASE)
------------------------------------------------------------------------------
                                                                1996     1995
                                                                over     over
                                     1996     1995    1994      1995     1994
------------------------------------------------------------------------------
Net sales                           100.0%   100.0%  100.0%     18.7%    26.0%
Cost of sales                        47.5     47.8    48.2      18.0     25.1
------------------------------------------------------------------------------
Gross margin                         52.5     52.2    51.8      19.4     26.8
Operating expenses:
  Sales & marketing                  22.5     19.1    17.2      39.9     39.9
  Research & development             10.5      8.9     7.5      40.5     49.2
  General & administrative            9.2      7.6     8.6      43.7     11.3
------------------------------------------------------------------------------
                                     42.2     35.6    33.3      40.9     34.6

Operating income                     10.3     16.6    18.5     (26.6)    12.8
Other income, principally interest     .2      1.2      .9     (83.1)    84.4
AetherWorks Corporation net loss     (1.9)                     100.0
------------------------------------------------------------------------------
Income before income taxes            8.6     17.8    19.4     (42.8)    15.8
Provision for income taxes            3.8      6.1     6.6     (25.2)    16.0
------------------------------------------------------------------------------
Net income                           4.8%     11.7%   12.8%    (51.9%)   12.1%
------------------------------------------------------------------------------


NET SALES
------------------------------------------------------------------------------

The increase in net sales from 1995 to 1996 of $30.9 million and from 1994 to 1995 of $34.0 million spanned all product markets as follows:

PRODUCT MARKET     PERCENT OF ANNUAL SALES          ANNUAL SALES INCREASE
------------------------------------------------------------------------------
                     1996      1995      1994           1996    1995
------------------------------------------------------------------------------
Multiuser           64.4%     67.8%     74.2%           13%     17%
Remote Access       16.7%     13.8%     10.7%           43%     63%
LAN Connect         18.9%     18.4%     15.1%           22%     54%
------------------------------------------------------------------------------

Sales increases are primarily due to volume, not price increases.

Sales to original equipment manufacturers (OEMs) increased from 20.6% in 1994 to 22.9% in 1995 and decreased to 20.0% in 1996. Sales to the distribution markets increased from 57.9% of net sales for 1994 to 61.2% and 65.9% for 1995 and 1996, respectively. The Company sees these markets continuing to grow.

The Company believes that revenue from its Remote Access and LAN Connect markets will continue to show rapid growth, while the multiuser market growth will slow.

NET SALES GRAPH

The first graph on page 17 shows net sales in millions of dollars for fiscal 1994, 1995 and 1996. Net sales dollars for 1994 were $130.9, for 1995 were $165.0, and, for 1996 were $195.8.

COST OF SALES GRAPH

The second graph on page 17 shows cost of sales in millions of dollars for fiscal 1994, 1995 and 1996. Cost of sales dollars for 1994 were $63.1, for 1995 were $78.9, and, for 1996 were $93.1.

GROSS MARGIN

Gross margin increased slightly from 52.2% of net sales in 1995 to 52.5% in 1996. Gross margin increased from 51.8% to 52.2% from 1994 to 1995, due primarily to purchasing efficiencies and product redesign.

GROSS MARGIN GRAPH

The third graph on page 17 shows gross margin as a percent of net sales for fiscal 1994, 1995 and 1996. Gross margin for 1994 was 51.8%, for 1995 was 52.2%, and, for 1996 was 52.5%.

OPERATING EXPENSES

Operating expenses for 1996 increased 40.9% over such expenses for 1995 and increased as a percent of sales to 42.2% for 1996 as compared to 35.6% for 1995. Operating expenses for 1995 had increased 34.6% over 1994, while such expenses as a percent of sales, increased from 33.3% in 1994. The 1996 increases were primarily due to increases in research and development for new products, including the effect of the acquisition of LAN Access Corporation located in Torrance, Calif., late in fiscal 1995, the opening of two new research and development facilities in Huntsville, Ala. and Redmond, Wash., as well as additional marketing costs in connection with new product introductions, programs for the establishment of the Company in the Remote Access and LAN Connect markets, and the consolidation, under the "Digi" brand, of products previously sold under the identities of subsidiaries of the Company. The 1996 general and administrative expenses increased due to expansion of and upgrades to the Company's infrastructure, including a new corporate headquarters, three new research and
                                                                           17
development sites, three additional international sales offices and increased systems capabilities. The 1995 increases in operating expenses were due primarily to increased research and development spending for new products and markets, principally for Remote Access and LAN Connect markets, plus increased staffing levels. The Company expects to continue the funding levels for new product development, but also expects the marketing costs to level off after the first quarter of fiscal 1997.

SALES AND MARKETING GRAPH

This graph shows sales and marketing expenses in millions of dollars for fiscal 1994, 1995 and 1996. Sales and marketing dollars for 1994 were $22.5, for 1995 were $31.5, and, for 1996 were $44.1.

GENERAL AND ADMINISTRATIVE GRAPH

This graph shows general and administrative expenses in millions of dollars for fiscal 1994, 1995 and 1996. General and administrative dollars for 1994 were $11.2, for 1995 were $12.5, and, for 1996 were $17.9.

RESEARCH AND DEVELOPMENT GRAPH

This graph shows research and development expenses in millions of dollars for fiscal 1994, 1995 and 1996. Research and development dollars for 1994 were $9.8, for 1995 were $14.7, and, for 1996 were $20.6.

TOTAL OPERATING EXPENSES GRAPH

This graph shows total operating expenses in millions of dollars for fiscal 1994, 1995 and 1996. Total operating dollars for 1994 were $43.6, for 1995 were $58.6, and, for 1996 were $82.6.


OTHER INCOME

Other income for 1996 declined by 83% from 1995 levels due primarily to lower interest income resulting from a decrease in invested funds as well as the loss on disposal of capital assets. The increase in other income from 1994 to 1995 resulted from an increase of available funds and an increase in interest rates.

AETHERWORKS CORPORATION OPERATING LOSSES

During 1996, the Company purchased secured convertible notes from AetherWorks Corporation, a development stage company engaged in the development of wireless and dial-up remote access technology. The Company has reported its investment in AetherWorks on the equity method and has recorded a $3.6 million loss representing 100% of the AetherWorks losses for 1996. The percentage of the AetherWorks losses recorded by the Company is based upon the percentage of financial support provided by the Company (versus other investors) to AetherWorks during the year. The Company anticipates that AetherWorks' losses for 1997 will be greater than 1996 levels.

INCOME TAXES

The Company's effective income tax rate increased from 34.2% in 1995 to 44.7% in 1996 due primarily to the non-deductibility of the AetherWorks losses. The effective tax rate in the fourth quarter of 1996, excluding Aetherworks was 36.7%. The increase in the effective rate from 1994 to the 1995 rate of 34.2% resulted primarily from a decrease in the federal R&D credit.

INFLATION AND OTHER

Management believes inflation has not had a material effect on the Company's operations or on its financial condition.

Due principally to anticipated OEM (original equipment manufacturer) revenue shortfalls and delays in new product rollouts, the Company believes it will likely report earnings in fiscal first quarter 1997 lower than analyst expectations. The range of estimates for first quarter 1997 earnings per share is $.23 - $.27 per share, according to First Call.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations principally with funds generated from operations and proceeds remaining from earlier public stock offerings.

During 1996, the Company sold in excess of $27.9 million in marketable securities to finance growth in accounts receivable and inventories, as well as to fund new product technology. The increase in accounts receivable for 1996 was due primarily to increased sales volume, particularly late in the 1996 fiscal year. The 1996 inventory increase is reflective of expanded product lines and anticipated increased sales levels.

Investing activities for 1996 consisted primarily of the redemption of maturing investments offset by purchases of property and equipment, and the purchase of $5.3 million in secured convertible notes from AetherWorks Corporation. The Company is obligated to purchase up to an additional $8.5 million secured convertible notes from time to time at the request of AetherWorks, based on certain conditions. Secured convertible notes held by the Company are presently convertible into 52% of AetherWorks' common stock, and the purchase of $8.5 million additional principal amount of secured notes would increase the Company's ownership portion upon conversion to 62.7% based on AetherWorks' present capitalization. In connection with the financing arrangement, the Company has also guaranteed $1.1 million in lease obligations incurred by AetherWorks. Subsequent to September 30, 1996, the Company purchased $1.5 million in additional secured notes.

During 1996, the Company made open market purchases of the Company's common stock aggregating $7.3 million pursuant to a 1-million-share repurchase program authorized by the Company's Board of Directors on March 27, 1995. On January 31, 1996, the Board of Directors authorized a separate 500,000-share repurchase program for the purpose of purchasing Common Stock to be utilized for the Company's Employee Stock Purchase Plan, which purchase will be funded through employee withholding. The Company's Board of Directors suspended all existing stock purchase programs at its October 1996 board meeting.

Investing activities for 1995 included new investments of excess cash, reinvestment of maturing investments, $4.5 million for purchase of a new office and research facility plus the acquisition of LAN Access Corporation.

At September 30, 1996, the Company had working capital of $69.7 million and no debt. The Company has negotiated a $5 million unsecured line of credit with its bank, but has not utilized such line. The Company's management believes that current financial resources, cash generated from operations and the Company's potential capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations.

FOREIGN CURRENCY TRANSLATION

Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars.

FORWARD-LOOKING STATEMENTS

Certain statements made above, which are summarized below, are forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include those identified below:

- CONTINUED GROWTH IN SALES OF THE COMPANY'S REMOTE ACCESS AND LAN
  CONNECT PRODUCTS - General market conditions and competitive conditions within these markets, development and acceptance of new products offered by the Company, and the introduction of products by competitors in these markets.

- THAT SALES OF THE COMPANY'S MULTIUSER PRODUCTS MAY GROW AT A
  REDUCED RATE - Potential market penetration in emerging third world countries and the development of new applications for these products in existing markets.

- CONTINUED INCREASE IN OEM SALES - OEM orders are subject to cancellation at the option of the customer, and are subject to greater quarterly fluctuations than sales through the Company's other channels, as well as competitive conditions in markets served by the Company's OEM customers. OEM sales could also be adversely impacted by component shortages.

- THE EXPECTATION THAT MARKETING EXPENSES WILL LEVEL OFF AFTER THE
  FIRST QUARTER OF FISCAL 1997 - This expectation may be adversely impacted by presently unanticipated expenses or opportunities.

- THE EXPECTATION THAT THE AETHERWORKS CORPORATION LOSSES FOR 1997
  WILL BE GREATER THAN 1996 LEVELS - This expectation may be impacted by presently unanticipated revenue opportunities or by unanticipated expenses.

- THE EXPECTATION THAT EARNINGS WILL BE LOWER THAN ANALYST EXPECTATIONS FOR FISCAL FIRST QUARTER 1997 - This expectation may be impacted by presently unanticipated revenue opportunities or by unanticipated expenses.

CONSOLIDATED STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------------------
DIGI INTERNATIONAL INC.
-------------------------------------------------------------------------------------------
FISCAL YEARS ENDED SEPTEMBER 30               1996                1995                 1994
-------------------------------------------------------------------------------------------

NET SALES                          $    195,832,640    $    164,978,018    $    130,945,343
Cost of sales                            93,108,624          78,933,221          63,100,733
-------------------------------------------------------------------------------------------
GROSS MARGIN                            102,724,016         86,044,797          67,844,610
-------------------------------------------------------------------------------------------
Operating expenses:
    Sales & marketing                    44,079,859          31,497,005          22,518,353
    Research & development               20,624,274          14,676,683           9,833,859
    General & administrative             17,922,536          12,472,581          11,208,071
-------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                 82,626,669          58,646,269          43,560,283
-------------------------------------------------------------------------------------------
OPERATING INCOME                         20,097,347          27,398,528          24,284,327

Other income, principally interest          331,789           1,967,565           1,066,765
AetherWorks Corporation net loss         (3,623,776)
-------------------------------------------------------------------------------------------
Income before income taxes               16,805,360          29,366,093          25,351,092
Provision for income taxes                7,505,140          10,035,000           8,650,000
-------------------------------------------------------------------------------------------
NET INCOME                           $    9,300,220     $    19,331,093     $    16,701,092
-------------------------------------------------------------------------------------------
Income per common and
    common equivalent share:                 $  .69             $  1.38             $  1.15
-------------------------------------------------------------------------------------------
Weighted average common and common
    equivalent shares outstanding        13,522,905          14,057,109          14,510,569
-------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------
DIGI INTERNATIONAL INC.
-----------------------------------------------------------------------------
AS OF SEPTEMBER 30                                     1996              1995

ASSETS
Current assets:
    Cash and cash equivalents                $    8,943,390    $    5,103,731
    Marketable securities, at cost                                 27,968,775
    Accounts receivable, net                     42,874,898        31,960,936
    Inventories, net                             33,372,164        27,019,085
    Income tax refunds receivable                 1,675,626           130,165
    Other                                         2,825,828         2,094,893
-----------------------------------------------------------------------------
TOTAL CURRENT ASSETS                             89,691,906        94,277,585
-----------------------------------------------------------------------------
Property, equipment and improvements, net        24,230,101        17,716,819
Intangible assets, net                           10,854,845        11,633,305
Investment in AetherWorks Corporation             1,672,749
Other                                             3,489,228         2,415,755
-----------------------------------------------------------------------------
TOTAL ASSETS                               $    129,938,829    $  126,043,464
-----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                        $    12,549,738    $   12,106,515
    Accrued expenses
         Advertising                              3,761,619         2,235,946
         Compensation                             1,622,549         4,932,987
         Other                                    2,061,782           941,469
-----------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                        19,995,688        20,216,917
-----------------------------------------------------------------------------
Commitments
Stockholders' equity:
    Preferred stock, $.01 par value; 2,000,000
    shares authorized; none outstanding
    Common stock, $.01 par value; 60,000,000
    shares authorized; 14,677,150 and
    14,562,958 shares outstanding                   146,772           145,630
    Additional paid-in capital                   42,866,758        41,306,320
    Retained earnings                            90,904,746        81,604,526
-----------------------------------------------------------------------------
                                                133,918,276       123,056,476
    Unearned stock compensation                    (295,156)         (598,387)
    Treasury stock, at cost, 1,338,894
    and 1,032,729 shares                        (23,679,979)      (16,631,542)
-----------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                      109,943,141       105,826,547
-----------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $   129,938,829  $    126,043,464
-----------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------
DIGI INTERNATIONAL INC.
-----------------------------------------------------------------------------


FOR THE YEARS ENDED SEPTEMBER 30                                    1996            1995             1994
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                $    9,300,220 $    19,331,093     $  16,701,092
----------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to
    cash (used in) provided by operating activities:
     Depreciation of property and equipment                    5,017,735       2,289,554         1,491,964
     AetherWorks Corporation net loss                          3,623,776
     Amortization of intangibles                               1,320,457       1,132,006         1,139,076
     Loss on sale of fixed assets                                238,222
     Provision for losses on accounts receivable                 262,164         243,895           608,001
     Provision for inventory obsolescence                      1,455,895         716,300         1,071,741
     Deferred income taxes                                      (393,153)        (84,750)          (80,000)
     Stock compensation                                          204,973         166,667           153,076
     Changes in operating assets and liabilities:
      Accounts receivable                                    (11,176,126)    (10,457,106)       (7,452,502)
      Inventories                                             (7,808,974)     (4,043,377)       (9,785,911)
      Income taxes payable/receivable                         (1,545,461)     (1,157,823)          279,746
      Other assets                                            (1,953,252)     (1,266,098)         (345,891)
      Accounts payable                                           443,223       7,420,550          (833,303)
      Accrued expenses                                          (664,452)      1,365,901          (363,231)
----------------------------------------------------------------------------------------------------------
       Total adjustments                                     (10,974,973)     (3,674,281)      (14,117,234)
----------------------------------------------------------------------------------------------------------
       Net cash (used in) provided by operating activities    (1,674,753)     15,656,812         2,583,858
----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Purchase of property and equipment                         (12,902,436)     (9,573,995)       (3,944,632)
  Proceeds from sale of fixed assets                           1,133,197
  Proceeds from held-to-maturity marketable securities        20,640,962      25,004,985        41,480,965
  Proceeds from available-for-sale marketable securities      13,060,000
  Purchases of held-to-maturity marketable securities           (482,187)    (21,751,326)      (31,194,880)
  Purchases of available-for-sale marketable securities       (5,250,000)     (7,810,000)
  Business acquisitions, net of cash acquired                                 (5,487,374)       (2,536,766)
  Investment in AetherWorks Corporation                       (5,296,525)
----------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) investing activities        10,903,011     (19,617,710)        3,804,687
----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
 Purchase of treasury stock                                   (7,048,437)     (5,930,313)      (11,152,498)
 Stock option transactions                                     1,659,838       1,145,925           781,712
----------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                      (5,388,599)     (4,784,388)      (10,370,786)
----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           3,839,659      (8,745,286)       (3,982,241)
Cash and cash equivalents, beginning of year                   5,103,731      13,849,017        17,831,258
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $    8,943,390  $    5,103,731   $    13,849,017
----------------------------------------------------------------------------------------------------------
Supplemental cash flow disclosure: Income taxes paid      $    8,944,627  $   10,815,846   $     7,878,279
----------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------
DIGI INTERNATIONAL INC. For the years ended September 30, 1996, 1995 and 1994
------------------------------------------------------------------------------

                                   Common Stock            Treasury Stock        Additional                  Unearned        Total
                                --------------------    --------------------        Paid-in    Retained        Stock  Stockholders'
                                Shares     Par Value      Shares       Value        Capital    Earnings  Compensation       Equity
----------------------------------------------------------------------------------------------------------------------------------

Balances, September 30, 1993  14,178,336    $141,783        229        ($4,981)  $35,190,341  $45,572,341 ($432,626)  $80,466,858

Treasury stock, at cost                                 780,000    (11,152,498)                                       (11,152,498)
Issuance of stock options
    at below market prices                                                           182,554               (182,554)
Stock compensation                                                                                          153,076       153,076
Issuance of stock for MiLAN
    purchase                     186,100       1,861    (25,000)       456,250     3,705,823                            4,138,934
Issuance of stock upon exercise
    of stock options, net of
    withholding                  110,227       1,103                                 207,635                              208,738
Tax benefit realized upon
    exercise of stock options                                                        571,975                              571,975
Forfeiture of stock options                                                          (69,772)                69,772
Net income                                                                                     16,701,092              16,701,092
----------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1994  14,474,663     144,747    755,229    (10,701,229)   39,788,556   62,273,433  (392,332)   91,113,175

Treasury stock, at cost                                 277,500     (5,930,313)                                        (5,930,313)
Issuance of stock options
    at below  market prices                                                          448,750               (448,750)
Stock compensation                                                                                          166,667       166,667
Issuance of stock upon
    exercise of
    stock options, net of
    withholding                   88,295         883                                 683,315                              684,198
Tax benefit realized upon
    exercise of stock options                                                        461,727                              461,727
Forfeiture of stock options                                                          (76,028)               76,028
Net income                                                                                     19,331,093              19,331,093
----------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1995   14,562,958    145,630  1,032,729    (16,631,542)   41,306,320   81,604,526 (598,387)   105,826,547

Treasury stock, at cost                                 306,165     (7,048,437)                                        (7,048,437)
Issuance of stock options
    at below market prices                                                            12,500               (12,500)
Stock compensation                                                                                         204,973        204,973
Issuance of stock upon
    exercise of stock options,
    net of withholding            114,192      1,142                               1,159,569                            1,160,711
Tax benefit realized upon
    exercise of stock
    options                                                                          499,127                              499,127
Forfeiture of stock options                                                         (110,758)               110,758
Net income                                                                                      9,300,220               9,300,220
----------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1996   14,677,150   $146,772  1,338,894   ($23,679,979)  $42,866,758  $90,904,746 ($295,156) $109,943,141
----------------------------------------------------------------------------------------------------------------------------------

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

    Sales are recognized at the date of shipment. Estimated warranty costs and customer returns are recorded at the time of sale. Accounts receivable are net of allowances for returns and doubtful accounts of $735,442 at September 30, 1996 and $656,500 at September 30, 1995.

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

INTANGIBLE ASSETS

Purchased technology, license agreements, covenants not to compete and other intangible assets are recorded at cost. Goodwill represents the excess of cost over the fair value of assets acquired and is being amortized on a straight-line basis over its estimated useful life of 10 to 15 years. All other intangible assets are amortized on a straight-line basis over their estimated useful lives of one to five years.

The Company periodically, at least quarterly, analyzes intangible assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating unit cash flows on a basis consistent with generally accepted accounting principles.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed when incurred. Software development costs are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility and proven marketability of the product are established. Costs otherwise capitalized after such point also are expensed because they are insignificant.

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

2. ACQUISITIONS

On November 15, 1993, the Company acquired MiLAN Technology Corporation, a provider of networking products, for stock and cash valued at approximately $6.8 million. On September 29, 1995, the Company acquired LAN Access Corporation, a provider of remote access products, for cash of approximately $5.5 million, substantially all of which was allocated to goodwill. These acquisitions have been accounted for as purchases. Results of operations since the effective dates of the transactions are included in the Consolidated Statement of Operations.

Pro forma data (unaudited) as though the acquisitions had been effective at the beginning of 1994 is as follows:

                     FOR THE YEARS ENDED SEPTEMBER 30

                                     1995         1994
-------------------------------------------------------
Net sales                         $166,784     $132,829
-------------------------------------------------------
Net income                          18,284       16,060
-------------------------------------------------------
Net income per share                  1.30         1.11
-------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

3. MARKETABLE SECURITIES

The Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), as of September 30, 1994. The adoption of SFAS 115 did not impact net income or stockholders' equity for fiscal 1994. In accordance with SFAS 115, prior-period financial statements have not been restated to reflect the change in accounting principle.
                                                                     25

Held-to-maturity marketable securities, which consist of state and political subdivision debt securities, will be held to their maturity of less than one year. As of September 30, 1996, the Company had no held-to-maturity marketable securities. At September 30, 1995, the amortized cost and estimated fair value were $20,158,775 and $20,232,038, respectively. Unrealized holding gains and losses were not significant.

Available-for-sale marketable securities, which consist of state and political subdivision debt securities, will be sold within the next year. As of September 30, 1996, the Company had no available-for-sale marketable securities. At September 30, 1995, the estimated fair value approximated amortized cost of $7,810,000. Unrealized and realized gains and losses were not significant.

4. INVESTMENT IN AETHERWORKS CORPORATION

During 1996, under a financing arrangement, the Company purchased $5,296,525 of convertible notes from AetherWorks Corporation, a development stage company engaged in the development of wireless and dial-up remote access technology. At September 30, 1996, the Company is obligated to purchase up to an additional $8.5 million of convertible notes from time to time at the request of AetherWorks, based on certain conditions. The convertible notes held by the Company at September 30, 1996 are convertible into 52% of AetherWorks' common stock, and the purchase of $8.5 million additional principal amount of convertible notes would increase the Company's ownership interest upon conversion to 62.7%, based on AetherWorks' present capitalization.

Subsequent to September 30, 1996, the Company purchased $1.5 million of AetherWorks convertible notes. In connection with the financing arrangement, the Company has also guaranteed $1.1 million of lease obligations incurred by AetherWorks.

The Company has reported its investment in AetherWorks on the equity method and has recorded a $3.6 million loss. Such loss represents 100% of the AetherWorks net loss for the year ended September 30, 1996. 100% of AetherWorks losses have been recorded due to the Company providing 100% of the financial support for AetherWorks during the year.

Investment in AetherWorks Corporation consists of the following at September 30, 1996:

Convertible notes receivable    $    5,296,525
Net loss                            (3,623,776)
-----------------------------------------------
                                $    1,672,749


The following is condensed financial information related to AetherWorks
Corporation:


BALANCE SHEET DATA, AS OF SEPTEMBER 30, 1996:
---------------------------------------------
Current assets              $    72,974
Fixed assets, net             3,869,245
Total assets                  4,264,200
Current liabilities           4,607,397
Notes payable                 5,296,525
Shareholders' deficit        (5,639,721)

OPERATING DATA FOR THE YEAR ENDED
SEPTEMBER 30, 1996:
---------------------------------------------
Operating expenses:
 Research and development   $ 2,531,046
 General and administrative     922,570
 Other                          594,482
 Eliminations                  (424,322)
---------------------------------------------
Net loss                     (3,623,776)

5. SELECTED BALANCE SHEET DATA

                                                           1996            1995
--------------------------------------------------------------------------------
Inventories:
 Raw materials                                      $  19,145,019  $  13,288,953
 Work in process                                       10,469,315      7,645,002
 Finished goods                                         4,925,930      6,897,130
--------------------------------------------------------------------------------

 Less reserve for obsolescence                          1,168,100        812,000
--------------------------------------------------------------------------------
                                                    $  33,372,164  $  27,019,085
--------------------------------------------------------------------------------
Property, equipment and improvements:
 Land                                                $  1,800,000     $2,103,174
 Buildings                                             10,519,731      7,209,840
 Improvements                                             631,362        274,811
 Equipment                                             18,629,353     11,922,087
 Purchased software                                     1,968,127      1,778,712
 Furniture & fixtures                                   1,899,928      1,855,639
--------------------------------------------------------------------------------
                                                       35,448,501     25,144,263

 Less accumulated depreciation                         11,218,400      7,427,444
--------------------------------------------------------------------------------
                                                    $  24,230,101  $  17,716,819

Intangible assets:
 Purchased technology                                $  1,672,850   $  1,621,858
 License agreements                                     1,174,908      1,472,000
 Covenants not to compete                                 520,250      1,670,000
 Goodwill                                              11,185,506     11,418,393
 Other                                                     20,449         44,193
--------------------------------------------------------------------------------

                                                       14,573,963     16,226,444

 Less accumulated amortization                          3,719,118      4,593,139
--------------------------------------------------------------------------------
                                                    $  10,854,845  $  11,633,305
--------------------------------------------------------------------------------





6. STOCK OPTIONS

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

During the years ended September 30, 1996, 1995, and 1994, 114,192, 88,295, and 110,227 shares of the Company's Common Stock, respectively, were issued upon the exercise of options for 123,959, 95,367, and 122,200 shares, respectively. The difference between shares issued and options exercised results from the Plan's provision allowing employees to elect to pay their withholding obligation through share reduction. Withholding taxes paid by the Company as a result of the share withholding provision amounted to $186,927 in 1996, $413,000 in 1995, and $223,000 in 1994.

During the years ended September 30, 1996, 1995, and 1994, the Board of Directors authorized the issuance of nonstatutory stock options totaling 2,500, 50,000, and 17,338 shares respectively, at prices below the market value of the stock. The difference between the option price and market value at the date of grant has been recorded as additional paid in capital. The compensation expense related to these shares is amortized over the five-year period in which the employees perform services and amounted to $204,793 in 1996, $166,667 in 1995, and $153,076 in 1994.

STOCK OPTIONS AND COMMON SHARES RESERVED FOR
GRANT UNDER THE PLAN ARE AS FOLLOWS:

-----------------------------------------------------------------------------------------------
                                           AVAILABLE        OPTIONS                   PRICE
                                           FOR GRANT      OUTSTANDING               PER SHARE
-----------------------------------------------------------------------------------------------
Balances,
September 30, 1993                         283,400        739,300                $  .50 - 24.25

Granted                                   (293,338)       293,338                 11.50 - 23.75

Exercised                                                (122,200)                11.50 - 24.25

Cancelled                                   17,100        (17,100)                11.83 - 23.75
                                        ----------      ---------
Balances,
September 30, 1994                           7,162        893,338                $  .50 - 24.25

Additional shares
approved for grant                       2,000,000

Granted                                   (808,375)       808,375                 15.25 - 29.25

Exercised                                                 (95,367)                  .50 - 21.25

Cancelled                                  119,251       (119,251)                 3.33 - 23.13
                                        ----------      ---------
Balances,
September 30, 1995                       1,318,038      1,487,095                $  .50 - 29.25

Granted                                 (1,186,525)     1,186,525                 14.25 - 28.50

Exercised                                                (123,959)                  .50 - 21.25

Cancelled                                  223,001       (223,001)                 9.40 - 28.50
                                        ----------      ---------
Balances,
September 30, 1996                         354,514      2,326,660                $  .50 - 29.25
                                        ----------      ---------
-----------------------------------------------------------------------------------------------

Of options outstanding at September 30, 1996, options for 535,422 shares were exercisable, at prices ranging from $.50 to $29.25 per share.



7. LINE OF CREDIT

During April of 1996, the Company negotiated a $5,000,000 uncollateralized line of credit with its bank, to be used to fund general corporate cash needs, effective until February of 1997. The interest rate varies depending on the "base" or "prime" rate established by the bank. During fiscal 1996, the Company did not use this line of credit.

8. COMMITMENTS

The Company has entered into various operating lease agreements, the last of which expires in fiscal year 2003. Below is a schedule of future minimum commitments under noncancelable operating leases:



FISCAL YEAR                                 AMOUNT
--------------------------------------------------
1997                                  $  1,296,359
1998                                     1,148,472
1999                                       961,489
2000                                       892,203
2001                                       483,280
Thereafter                                 245,980
--------------------------------------------------


Total rental expense for all operating leases for the years ended September 30, 1996, 1995, and 1994 was $965,710, $946,000, and $627,000, respectively.


9. INCOME TAXES

The components of the provision for income taxes for the years ended September 30, 1996, 1995, and 1994 are as follows:


                                            1996           1995           1994
--------------------------------------------------------------------------------
Currently payable:
 Federal                               $6,977,337    $ 9,505,650    $8,364,428
 State                                    920,956        614,100       365,572
Deferred                                 (393,153)       (84,750)      (80,000)
--------------------------------------------------------------------------------
                                       $7,505,140    $10,035,000    $8,650,000

The net deferred tax asset at September 30, 1996 and 1995 consists of the following:

                                 1996           1995
------------------------------------------------------
Valuation reserves         $    615,631   $    393,100
Inventory valuation             432,225        300,400
Vacation costs                  311,250        178,700
Depreciation                   (164,850)       (71,097)
------------------------------------------------------
Net deferred tax asset     $  1,194,256   $    801,103

The reconciliation of the statutory federal income tax rate with the effective income tax rate for the years ended September 30, 1996, 1995, and 1994 is as follows:


                                              1996      1995      1994
-----------------------------------------------------------------------
Statutory income tax rate                     35.0%     35.0%     35.0%
Increase (reduction) resulting from:
    Utilization of research and
         development tax credits              (1.7)     (1.7)     (1.9)
    State taxes, net of federal benefits       3.6       2.5       2.4
    AetherWorks Corporation net loss           8.0
    Foreign and other                          (.2)     (1.6)     (1.4)
-----------------------------------------------------------------------
                                              44.7%     34.2%     34.1%

10. FOREIGN SALES AND MAJOR CUSTOMERS

The Company maintains foreign sales offices, but does not otherwise have any foreign operations.

Foreign export sales primarily in Europe, comprised approximately 20%, 20%, and 21% of net sales for the years ended September 30, 1996, 1995, and 1994, respectively.

During 1996, one customer (customer C) accounted for 13.9% of net sales while another (customer A) accounted for 13.4%. During 1995, one customer (customer
A) accounted for 12.5% of net sales and another customer (customer B) accounted for 11.7%. One customer (customer A) comprised 11.8% of net sales in 1994.

11. EMPLOYEE BENEFIT PLAN

The Company has a savings and profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code ("the Code"), whereby eligible employees may contribute up to 15% of their earnings, not to exceed amounts allowed under the Code. In addition, the Company may make contributions at the discretion of the Board of Directors. During 1995 and 1994, the Company provided for matching contributions totaling $125,000, and $100,000 respectively. No contribution was made in 1996.

12. NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," and Statement No. 123, "Accounting for Stock-Based Compensation." The Company plans to adopt these statements in fiscal 1997. With regards to Statement No. 123, the Company intends to follow the option that permits entities to continue to apply current accounting standards to stock-based employee compensation arrangements. Effective with year-end 1997 reporting, the Company will disclose pro forma net income and earnings per share amounts as if Statement No. 123 accounting was applied. The Company does not expect the adoption of Statement No. 121 to have a materially adverse effect on its financial position or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Digi International Inc.

   We have audited the consolidated balance sheets of Digi International Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. As discussed in Note 4, the Company has recorded its investment in AetherWorks Corporation (AetherWorks) on the equity method; the 1996 consolidated statement of operations includes the AetherWorks net loss for the year ended September 30, 1996 of $3,623,776. We did not audit the financial statements of AetherWorks, which statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for AetherWorks, is based solely on the report of other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and, for the year ended September 30, 1996, the report of other auditors provides a reasonable basis for our opinion.

   In our opinion, based on our audits and, for the year ended September 30, 1996, the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digi International Inc. and subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
December 20, 1996

Quarterly Financial Data                                                    (UNAUDITED)
---------------------------------------------------------------------------------------
(in thousands except per share amounts)                                   Quarter Ended
                                    Dec. 31       Mar. 31        June 30       Sept. 30
---------------------------------------------------------------------------------------
1996
Net sales                      $    43,866    $    48,498    $    50,317    $    53,152
Gross margin                        23,879         25,916         25,125         27,804
AetherWorks Corporation net loss      (279)          (656)        (1,204)        (1,485)
Net income (loss)                    4,522 (a)      4,620 (a)        (51) (a)       209
Net income per share                   .33 (a)        .34 (a)         (0) (a)       .02

1995
Net sales                           37,879         40,076         41,179         45,844
Gross margin                        19,745         21,169         22,131         23,000
Net income                           4,491          4,597          4,847          5,396
Net income per share                   .32            .33            .35            .38

1994
Net sales                           25,989         31,647         35,185         38,124
Gross margin                        14,736         16,672         17,696         18,741
Net income                           4,036          4,123          4,216          4,326
Net income per share                   .28            .28            .29            .31
---------------------------------------------------------------------------------------

The summation of quarterly net income per share may not equate to the year-end calculation as quarterly calculations are performed on a discrete basis.

(a) Restated for inclusion of AetherWorks Corporation net loss.

DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------

DIRECTORS

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

ROBERT S. MOE Mr. Moe has been a member of the Board of Directors since October 1996. From 1981 to his retirement in 1993, he was the Chief Financial Officer of Polaris Industries, Minneapolis, a manufacturer of snowmobiles, all-terrain vehicles and personal watercraft.

MYKOLA MOROZ  Mr. Moroz has been a member of the Board of Directors since
July 1991. Mr. Moroz was a founder of the Company and CEO from January 1992 to September 1994. Mr. Moroz was Chief Operating Officer of the Company from July 1991 to January 1992. From October 1985 to July 1991, he occupied various management positions with the Company. He is now a private consultant.

DAVID STANLEY (1) (3) Mr. Stanley has been a member of the Board of Directors of the Company since 1990. Mr. Stanley has been Chairman and CEO of Payless Cashways, Inc., a building materials retailer, since 1984.

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) CORPORATE GOVERNANCE AND NOMINATING COMMITTEE


CORPORATE OFFICERS

ERVIN F. KAMM, JR.
President and Chief Executive Officer

DOUGLAS J. GLADER
Vice President

MICHAEL D. KELLEY
Vice President

JONATHON E. KILLMER
Vice President, Chief Financial Officer
and Treasurer

DAVID M. RZASA
Vice President

DANA R. NELSON
Vice President

RAY D. WYMER
Vice President

JAMES E. NICHOLSON
Partner, Faegre & Benson LLP
Secretary

CORPORATE GOVERNANCE
-   The majority of the board's membership is comprised of outside directors.

- The compensation and audit committees are comprised of all outside directors.

- The positions of Chairman of the Board and Chief Executive Officer are separate.

- The corporate governance and nominating committee is comprised of the Chairman and two outside directors.

                  STOCKHOLDER AND INVESTOR INFORMATION
-------------------------------------------------------------------------------

STOCK LISTING

The Company's common stock has been publicly traded since its initial public offering on October 5, 1989. The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market-SM- under the symbol "DGII." At December 13, 1996, the number of holders of the Company's Common Stock was approximately 11,709 consisting of 415 record holders and approximately 11,294 stockholders whose stock is held by a bank, broker or other nominee.

High and low sale prices for each quarter during the years ended September 30, 1996 and 1995, as reported on The Nasdaq Stock Market were as follows:

1996          First          Second         Third          Fourth
-----------------------------------------------------------------
High     $    28.75     $    30.00     $    30.75     $    27.375
Low          17.125          17.75         23.875          11.875

1995          First          Second         Third          Fourth
-----------------------------------------------------------------
High     $    19.25     $    24.25     $    26.00     $    30.25
Low           13.25          18.00          18.25          22.00

DIVIDEND POLICY

The Company has never paid cash dividends on its common stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.

The Company does not have a Dividend Reinvestment Plan or a Direct Stock Purchase Plan.


STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR
    Norwest Bank Minnesota, N.A.
    Norwest Shareowners Services
    P.O. Box 64854
    St. Paul, MN  55164-0854
    (612) 450-4064
    (800) 468-9716

LEGAL COUNSEL

    Faegre & Benson LLP
    2200 Norwest Center
    Minneapolis, MN  55402-3901

INDEPENDENT PUBLIC ACCOUNTANTS

    Coopers & Lybrand L.L.P.
    650 Third Avenue South
    Minneapolis, MN  55402-4333

ANNUAL MEETING The Company's Annual Meeting of Stockholders will be held on Thursday, January 30, 1997, at 3:30 pm, at Radisson Plaza Hotel, 35 South Seventh Street, Minneapolis, Minn.

INVESTOR RELATIONS: A COPY OF THE COMPANY'S FORM 10-K, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE FREE UPON WRITTEN REQUEST. CONTACT:
    MAUREEN MCGARRIGLE
    DIRECTOR, INVESTOR RELATIONS
    DIGI INTERNATIONAL INC.
    11001 BREN ROAD EAST
    MINNETONKA, MN 55343
    (612) 912-3444
    EMAIL: IR@DGII.COM

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Board of Directors of Digi International Inc.

    Our report on the consolidated financial statements of Digi International Inc. has been incorporated by reference in this Form 10-K from page 30 of the 1996 Annual Report to Stockholders of Digi International Inc. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in Item 14(a)2 on page 15 of this Form 10-K.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basis financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                  /s/ COOPERS & LYBRAND L.L.P.
                                  COOPERS & LYBRAND L.L.P.

Minneapolis, Minnesota
December 20, 1996

                              Report of Independent Auditors


Board of Directors and Shareholders
AetherWorks Corporation

We have audited the accompanying balance sheets of AetherWorks Corporation (a development stage company) as of September 30, 1996 and 1995, and the related statements of operations, shareholders' equity (deficit) and cash flows for the year ended September 30, 1996, the eighteen month period ended September 30, 1995 and the period from February 24, 1993 (inception) to September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AetherWorks Corporation (a development stage company) at September 30, 1996 and 1995, and the results of its operations and its cash flows for the year ended September 30, 1996, the eighteen month period ended September 30, 1995 and the period from February 24, 1993 (inception) to September 30, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company's deficit accumulated during the development stage raises substantial doubt about its ability to continue as a going concern. The Company intends to obtain additional financing to permit it to continue its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                      Ernst & Young LLP

                                  /s/ Ernst & Young LLP

Minneapolis, Minnesota
November 8, 1996

                          Digi International Inc.
                                Schedule II
                     Valuation and Qualifying Accounts

                                               Balance at                 Charged      Deductions
                                               Beginning    Charged to    to Other        from      Balance at
                                                of Year      Expense      Accounts     Allowance    End of Year
                                               ----------   ----------    --------     ----------   -----------
Deducted from Accounts Receivable-
Allowance for Doubtful Accounts:
  Year ended September 30:              1994   $359,000     $  608,001   $84,581(2)  $  410,082(1)   $  641,500
                                               --------     ----------   -------     ----------      ----------
                                               --------     ----------   -------     ----------      ----------

                                        1995   $641,500     $  243,895               $  228,895(1)   $  656,500
                                               --------     ----------               ----------      ----------
                                               --------     ----------               ----------      ----------

                                        1996   $656,500     $  262,164               $  183,222(1)   $  735,442
                                               --------     ----------               ----------      ----------
                                               --------     ----------               ----------      ----------

Deducted from Inventory-Allowance for
Inventory Obsolesence:
  Year ended September 30:              1994   $355,000     $1,071,741   $72,441(2)  $  817,182(3)   $  682,000
                                               --------     ----------   -------     ----------      ----------
                                               --------     ----------   -------     ----------      ----------

                                        1995   $682,000     $  716,300               $  586,300(3)   $  812,000
                                               --------     ----------               ----------      ----------
                                               --------     ----------               ----------      ----------

                                        1996   $812,000     $1,455,895               $1,099,735(3)   $1,168,176
                                               --------     ----------               ----------      ----------
                                               --------     ----------               ----------      ----------

(1)  Uncollectible accounts charged against allowance.

(2)  Balance of Milan Technology Corporation at date of acquisition.

(3)  Scrapped inventory charged against allowance.




















                                       Page 1