Form 10-K/A, Exhibit 13
period 1996-09-30
DIGI INTERNATIONAL INC
filed 1997-01-24
CIK 854775

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

13. EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT
    ACCOUNTANTS REPORT

On January 3, 1997, the Company and certain of its previous officers were named as defendants in a putative securities class action lawsuit in the United States District Court for Minnesota on behalf of an alleged class of purchasers of its common stock during the period January 25, 1996, through December 23, 1996, inclusive. The complaint in the action alleges the Company and certain of its previous officers violated federal securities laws by, among other things, misrepresenting and/or omitting material information concerning the Company s operations and financial results. This lawsuit is in a preliminary stage and, accordingly, its ultimate outcome cannot be determined at this time.

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