Form 10-K, Exhibit 13
period 1997-09-30
DIGI INTERNATIONAL INC
filed 1997-12-29
CIK 854775

    FINANCIAL INFORMATION


    17   MANAGEMENT'S DISCUSSION AND ANALYSIS

    21   CONSOLIDATED STATEMENTS OF OPERATIONS

    22   CONSOLIDATED BALANCE SHEETS

    23   CONSOLIDATED STATEMENTS OF CASH FLOWS

    24   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

    25   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    32   REPORT OF MANAGEMENT

    32   REPORT OF INDEPENDENT ACCOUNTANTS

    33   QUARTERLY FINANCIAL DATA

    34   DIRECTORS AND EXECUTIVE OFFICERS

    35   STOCKHOLDER AND INVESTOR INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

    The following table sets forth selected information derived from the Company's Consolidated Statements of Operations, expressed as a percentage of net sales.

                                                   Year ended September 30                        Percentage increase/(decrease)

                                                                                                    1997 OVER         1996 OVER
                                            1997           1996           1995                           1996             1995
---------------------------------------------------------------------------------------------------------------------------------
NET SALES                                   100.0%         100.0%         100.0%                        (14.3)%            17.1%
COST OF SALES                                51.6           48.2           47.8                          (8.2)             18.0
                                            -------------------------------------------------------------------------------------
GROSS MARGIN                                 48.4           51.8           52.2                         (19.9)             16.3

OPERATING EXPENSES:
  SALES AND MARKETING                        22.1           22.5           19.1                         (15.6)             37.3
  RESEARCH AND DEVELOPMENT                   10.9           11.0            8.9                         (15.5)             43.6
  GENERAL AND ADMINISTRATIVE                 11.7            7.9            7.6                          27.0              24.9
  RESTRUCTURING                               6.3                                                       100.0
                                            -------------------------------------------------------------------------------------
                                             51.0           41.4           35.6                           5.6              36.3

OPERATING (LOSS) INCOME                      (2.6)          10.4           16.6                        (121.5)            (26.6)
OTHER INCOME, PRINCIPALLY INTEREST            0.1            0.2            1.2                         (53.6)            (83.1)
AETHERWORKS CORPORATION NET LOSS             (3.5)          (1.9)                                        59.1             100.0
AETHERWORKS CORPORATION WRITE OFF            (3.5)                                                      100.0

(LOSS) INCOME BEFORE INCOME TAXES            (9.5)           8.7           17.8                        (193.4)            (42.8)
PROVISION FOR INCOME TAXES                                   3.9            6.1                         (98.8)            (25.2)
                                            -------------------------------------------------------------------------------------
NET (LOSS) INCOME                            (9.5)%          4.8%          11.7%                       (269.0)%           (51.9)%
                                            -------------------------------------------------------------------------------------
                                            -------------------------------------------------------------------------------------

NET SALES

    The decrease in net sales from 1996 to 1997 of $27.6 million and the increase in net sales from 1995 to 1996 of $28.2 million were dispersed between the Company's two principal product groups as follows:

                                                                           Annual Sales
Product Market             Percent of Annual Net Sales                   Increase (Decrease)
                           1997          1996            1995           1997          1996
-----------------------------------------------------------------------------------------------
SERVER BASED             75.7%          80.2%          81.6%         (19.1%)         15.1%
PHYSICAL LAYER           23.9%          18.9%          18.4%           8.2%          20.3%
OTHER                      .4%            .9%                        (56.5%)          N/A

    Net sales for 1997 were lower than those for 1996 due to a conscious effort by the Company to reduce inventory levels in the distribution channel. In addition, sales for 1997 were net of customer rebates of $3.5 million, as compared to rebates of $2.7 million for 1996. Net sales for 1996 were higher than those for 1995, primarily due to increased volume.

    Net sales to original equipment manufacturers (OEMs), as a percentage of total net sales, rose to 23.5% for 1997, as compared to 20.3% in 1996. Net sales to OEMs for 1995 were 22.9%. The Company expects the OEM portion of the Company's business for fiscal 1998 to remain relatively stable with the 1997 level.

    Net sales to the distribution market, as a percentage of total net sales, declined to 64.1% for 1997, as compared to 65.5% in 1996. This decline was a result of a conscious effort by the Company to reduce inventory levels in the distribution channel. Net sales to the distribution market for 1995 represented 61.2% of total net sales.

    The effort by the Company to reduce inventory levels in the distribution channel has continued through the first quarter of fiscal 1998, ending December 31, 1997.

    During fiscal years 1997, 1996 and 1995, the Company's net sales to customers outside the United States, primarily in Europe, amounted to approximately $39.6 million, $39.9 million and $33 million, respectively, comprising approximately 23.9%, 20% and 20%.

GROSS MARGIN

    Gross margin for 1997 declined to 48.4%, as compared to 51.8% and 52.2% for 1996 and 1995, respectively. Such decline in 1997 was principally due to the increase of OEM and physical layer product net sales as a percentage of total net sales. OEM and physical layer products generally contribute lower gross margins, as compared to sales to the distribution channel and sales of multiuser and remote access products. In addition, the Company has increased its reserves for excess and obsolete inventories by approximately $1.5 million in 1997 versus 1996. Such reserves increased by approximately $.7 million in 1996, in comparison to 1995.

OPERATING EXPENSES

    Operating expenses for 1997 declined 7.5% from operating expenses for 1996, without consideration of the approximately $10.5 million restructuring charge recorded in 1997. Such decline was due to decreased marketing costs and cost savings achieved through consolidation of research and development efforts, as well as a reduction of funding levels for new product development. The 1996 operating expenses increased 36.3% over 1995 levels due to expansion of the Company's infrastructure and increased product development costs.

    The restructuring charge of approximately $10.5 million, recorded in the second quarter of fiscal 1997, related to a Board-approved plan that simplified operations, increased consolidation and reduced costs and expenses. The plan included the closing of the Cleveland, Ohio manufacturing facility, the reduction of selected product lines and the consolidation and closing of the Torrance, California and Nashville, Tennessee research and development facilities. These costs included: (i) write downs of the carrying values of fixed assets related to the closed manufacturing and research and development facilities, (ii) write downs of carrying values of goodwill and identifiable intangible assets (primarily licensing agreements related to the discontinued product lines) and related inventories and (iii) severance costs associated with the elimination of 105 positions.

    Subsequent to the actions covered by the restructuring charge, the Company has made additional headcount reductions and has consolidated other research and development activities into its Minneapolis facilities. Actual headcount for the Company as of September 30, 1997 was 481, down from 714 at January
31, 1997.

    The Company expects that operating expenses for fiscal 1998 will remain at levels similar to or slightly higher than the $16.4 million incurred in the fourth quarter of fiscal 1997.

OTHER INCOME

    Other income for 1997 declined by 53.6% from 1996 levels due primarily to increased losses on disposal of capital assets, principally at its research and development location in Cleveland. Other income for 1996 declined by 83.0% from 1995 levels due primarily to lower interest income resulting from a decrease in invested funds as well as losses on disposal of capital assets.

AETHERWORKS CORPORATION OPERATING LOSSES

    In connection with the purchase of convertible notes from AetherWorks Corporation, a development stage company engaged in the development of wireless and dial-up remote access technology, the Company has the ability, under certain conditions, to convert its investment into a majority of AetherWorks' common stock. The Company has reported its investment in AetherWorks on the equity method and has recorded net losses of $5.8 million and $3.6 million, respectively, for 1997 and 1996. These net losses represent 100% of AetherWorks' losses for such years. The percentage of AetherWorks' net losses included in the Company's financial statements is based upon the percentage of financial support provided by the Company (versus other investors) to AetherWorks during such years.

    In connection with the financing arrangement, the Company has also guaranteed $3,060,000 of lease obligations of AetherWorks. In addition, the Company has also leased to AetherWorks $1,325,000 of computer equipment under a three-year direct financing lease.

    On October 14, 1997, the Company entered into a revised note agreement with AetherWorks, that clarifies and limits the Company's financial commitment for the purchase of convertible notes of up to a maximum of $13.8 million, which would result in the Company's ownership interest upon conversion of 62.7% based on AetherWorks' present capitalization. The revised agreement, however, also provides for payments, at the discretion of AetherWorks, on the outstanding convertible notes of up to $7.2 million in exchange for a reduction in the Company's potential ownership interest, upon conversion, to 19%. The revised note agreement, among other things, rescinded previous technology transfer and manufacturing agreements.

    Because of the significant uncertainty of the future of AetherWorks Corporation, as demonstrated by its lack of generating positive cash flow, obtaining other sources of equity financing and its continued uncertainty in developing commercially marketable products, the Company decided, as of September 30, 1997, to write off its remaining investment of $2.4 million in AetherWorks, and to accrue and expense its remaining future obligation to purchase additional notes of $2.0 million. In addition, the Company has also accrued $1.4 million for its probable obligations resulting from its guarantees of certain AetherWorks' lease obligations.

INCOME TAXES

    The Company recorded a $.1 million tax provision for 1997, even though it has reported a pre-tax loss for the year. Such provision was necessary due to the non-deductibility of certain intangible assets written off as part of the restructuring charge, the AetherWorks operating losses, and the related investment write off. In addition, the Company has also provided additional provision in connection with an IRS examination of certain tax returns filed in prior years. The Company's effective income tax rate increased from 34.2% in 1995 to 44.7% in 1996 due primarily to the non-deductibility of the AetherWorks losses.

INFLATION

    The Company believes inflation has not had a material effect on its operations or on its financial condition.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has financed its operations principally with funds generated from operations, and in prior years, with proceeds from earlier public offerings. Investing activities for 1997 consisted of purchases of $8.8 million of equipment and capital improvements, including a new enterprise-wide computer system, which will provide Year 2000 capabilities, and the purchase of $6.5 million of additional convertible notes from AetherWorks Corporation.

    During 1997, the Company has increased its cash balances by approximately $22.4 million, through cash flow from operations, principally due to reductions in its outstanding accounts receivable and inventory levels.

    Investing activities for 1996 consisted primarily of the redemption of maturing investments offset by purchases of property and equipment, and purchases of $5.3 million of convertible notes from AetherWorks Corporation.

    During 1996, the Company made open market purchases of the Company's common stock aggregating $7.3 million pursuant to a one million share repurchase program authorized by the Company's Board of Directors on March 27, 1995. On January 31, 1996, the Board of Directors authorized a separate 500,000 share repurchase program for the purpose of purchasing common stock to be utilized for the Company's Employee Stock Purchase Plan, which purchase was funded through employee withholding. The Company suspended all existing stock purchase programs at its October 1996 board meeting, and does not presently contemplate any such stock purchase programs in the near future.

    At September 30, 1997, the Company had working capital of $62 million and no debt. The Company has negotiated a $5 million unsecured line of credit with its bank, but has not utilized such line. The Company's management believes that current financial resources, cash generated from operations and the Company's potential capacity for debt and/or equity financing will be suficient to fund current and anticipated business operations.

FOREIGN CURRENCY TRANSLATION

    Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars.

NEW ACCOUNTING STANDARD

    In March 1997, the Statement of Financial Accounting Standards No. 128
(SFAS No. 128), Earnings Per Share, was issued by the Financial Accounting Standards Board. This standard, which the Company must adopt for its 1998 fiscal interim and year-end reporting, requires dual presentation of basic and diluted EPS on the face of the Statement of Operations. Net income or loss per share currently (except for 1997) includes both common shares outstanding and common stock equivalents. The basic income or loss per share under SFAS No. 128 will be calculated based on only common shares outstanding. Diluted income or loss per share would be calculated based on both common shares outstanding and consideration of the dilutive effect of common stock equivalents.

FORWARD-LOOKING STATEMENTS

    Certain statements made in this annual report, which are summarized here, are forward-looking statements that involve risk and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include, but are not limited to those identified:

- DIGI'S OPEN SYSTEM SERVER-BASED COMMUNICATIONS STRATEGY SHOULD BE CHARACTERIZED AS FORWARD LOOKING AND, AS SUCH, MAY INVOLVE RISKS AND UNCERTAINTIES.

-   CONTINUED GROWTH IN SALES OF THE COMPANY'S MULTIUSER, REMOTE ACCESS AND
    LAN PRODUCTS -- General market conditions and competitive conditions within these markets, development and acceptance of new products offered by the Company, and the introduction of products by competitors in these markets.

- THE EXPECTATION THAT STEPS TAKEN BY THE COMPANY WILL BRING IT BACK TO CONSISTENT PROFITABILITY -- This expectation may be impacted by unanticipated expenses or general market conditions and competitive conditions that may be encountered.

- THE EXPECTATION THAT OPERATING EXPENSES IN FISCAL 1998 WILL REMAIN AT LEVELS SIMILAR TO OR SLIGHTLY HIGHER THAN THOSE INCURRED IN THE FISCAL FOURTH QUARTER OF 1997 -- This expectation may be impacted by presently unanticipated revenue opportunities or by unanticipated expenses.

- THE EXPECTATION THAT AETHERWORKS CORPORATION WILL NOT GENERATE POSITIVE CASH FLOW, OBTAIN OTHER SOURCES OF EQUITY FINANCING OR DEVELOP COMMERCIALLY MARKETABLE PRODUCTS -- This expectation may be impacted by presently unanticipated revenue opportunities, securing other investors or developing commercially marketable products.

- THE EXPECTATION THAT OEM SALES FOR FISCAL 1998 WILL REMAIN RELATIVELY STABLE WITH 1997 LEVELS-- OEM orders are subject to cancellation at the option of the customer, and are subject to greater quarterlyfluctuations than sales through the Company's other channels, as well as competitive conditions in markets served by the Company's OEM customers. OEM sales could also be adversely impacted by component shortages.

- THE EXPECTATION THAT THE COMPANY DOES NOT CONTEMPLATE ANY STOCK PURCHASE PROGRAMS IN THE NEAR FUTURE -- Changes in operating results, credit availability and equity market conditions may impact the Company's decision to resume such stock purchase programs.

- THE BELIEF THAT THE COMPANY'S CURRENT FINANCIAL RESOURCES, CASH GENERATED FROM OPERATIONS AND THE COMPANY'S POTENTIAL CAPACITY FOR DEBT AND/OR EQUITY FINANCING WILL BE SUFICIENT TO FUND CURRENT AND ANTICIPATED BUSINESS OPERATIONS -- Changes in anticipated operating results, credit availability and equity market conditions may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash.

                               DIGI INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS


FOR THE FISCAL YEARS ENDED SEPTEMBER 30                    1997                1996                1995
----------------------------------------------------------------------------------------------------------
NET SALES                                          $ 165,597,937       $ 193,150,898       $ 164,978,018
COST OF SALES                                         85,482,536          93,108,624          78,933,221
                                                   -------------------------------------------------------
GROSS MARGIN                                          80,115,401         100,042,274          86,044,797

OPERATING EXPENSES:

    SALES AND MARKETING                               36,671,271          43,449,864          31,643,800
    RESEARCH AND DEVELOPMENT                          17,978,135          21,279,551          14,816,413
    GENERAL AND ADMINISTRATIVE                        19,324,777          15,215,512          12,186,056
    RESTRUCTURING                                     10,471,482
                                                   -------------------------------------------------------

TOTAL OPERATING EXPENSES                              84,445,665          79,944,927          58,646,269
                                                   -------------------------------------------------------

OPERATING (LOSS) INCOME                               (4,330,264)         20,097,347          27,398,528
OTHER INCOME, NET                                        153,809             331,789           1,967,565
AETHERWORKS CORPORATION NET LOSS                      (5,764,201)         (3,623,776)
AETHERWORKS CORPORATION WRITE OFF                     (5,758,548)
                                                   -------------------------------------------------------

(LOSS) INCOME BEFORE INCOME TAXES                    (15,699,204)         16,805,360          29,366,093
PROVISION FOR INCOME TAXES                                91,640           7,505,140          10,035,000
                                                   -------------------------------------------------------

NET (LOSS) INCOME                                  $ (15,790,844)       $  9,300,220       $  19,331,093
                                                   -------------------------------------------------------
                                                   -------------------------------------------------------

(LOSS) INCOME PER COMMON AND COMMON
    EQUIVALENT SHARE                               $       (1.18)       $        .69       $        1.38
                                                   -------------------------------------------------------
                                                   -------------------------------------------------------

WEIGHTED AVERAGE COMMON AND COMMON
    EQUIVALENT SHARES OUTSTANDING                     13,393,408          13,522,905          14,057,109
                                                   -------------------------------------------------------
                                                   -------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                               DIGI INTERNATIONAL INC.


CONSOLIDATED BALANCE SHEETS

                                                                         SEPTEMBER 30       SEPTEMBER 30
                                                                                 1997               1996
--------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    CASH AND CASH EQUIVALENTS                                          $  31,329,666       $   8,943,390
    ACCOUNTS RECEIVABLE, NET                                              25,658,522          42,874,898
    INVENTORIES, NET                                                      23,683,312          33,372,164
    INCOME TAX REFUND RECEIVABLE                                                               1,675,626
    OTHER                                                                  4,147,942           2,825,828
                                                                      ----------------------------------
      TOTAL CURRENT ASSETS                                                84,819,442          89,691,906

PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET                                 23,617,696          24,230,101
INTANGIBLE ASSETS, NET                                                     6,876,597          10,854,845
INVESTMENT IN AETHERWORKS CORPORATION                                                          1,672,749
OTHER                                                                      2,997,601           3,489,228
                                                                      ----------------------------------
      TOTAL ASSETS                                                     $ 118,311,336       $ 129,938,829
                                                                      ----------------------------------
                                                                      ----------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    ACCOUNTS PAYABLE                                                   $  10,118,921       $  12,549,738
    INCOME TAXES PAYABLE                                                   1,771,986
    ACCRUED EXPENSES:
      ADVERTISING                                                          2,847,672           3,761,619
      COMPENSATION                                                         2,388,468           1,622,549
      ACCRUED AETHERWORKS CORPORATION FUNDING OBLIGATIONS                  3,350,000
      OTHER                                                                2,363,258           2,061,782
                                                                      ----------------------------------
      TOTAL CURRENT LIABILITIES                                           22,840,305          19,995,688
                                                                      ----------------------------------
                                                                      ----------------------------------

COMMITMENTS AND CONTINGENCY

STOCKHOLDERS' EQUITY:

    PREFERRED STOCK, $.01 PAR VALUE: 2,000,000 SHARES
      AUTHORIZED; NONE OUTSTANDING
    COMMON STOCK, $.01 PAR VALUE; 60,000,000 SHARES AUTHORIZED;
      14,727,256 AND 14,677,150 SHARES ISSUED                                147,273             146,772
    ADDITIONAL PAID-IN CAPITAL                                            44,403,102          42,866,758
    RETAINED EARNINGS                                                     75,113,902          90,904,746
                                                                      ----------------------------------
                                                                         119,664,277         133,918,276

UNEARNED STOCK COMPENSATION                                               (1,787,658)           (295,156)
TREASURY STOCK, AT COST, 1,269,492 AND 1,338,894 SHARES                  (22,405,588)        (23,679,979)
                                                                      ----------------------------------
    TOTAL STOCKHOLDERS' EQUITY                                            95,471,031         109,943,141
                                                                      ----------------------------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $ 118,311,336       $ 129,938,829
                                                                      ----------------------------------
                                                                      ----------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                               DIGI INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE FISCAL YEARS ENDED SEPTEMBER 30                                    1997                1996                1995
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
 NET (LOSS) INCOME                                                $ (15,790,844)       $  9,300,220        $ 19,331,093
 ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME TO
 CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
    PROVISION FOR RESTRUCTURING                                       9,211,713
    DEPRECIATION OF PROPERTY AND EQUIPMENT                            5,587,132           5,017,735           2,289,554
    AETHERWORKS CORPORATION NET LOSS                                  5,764,201           3,623,776
    AETHERWORKS CORPORATION WRITE OFF                                 5,758,548
    AMORTIZATION OF INTANGIBLES                                       1,114,023           1,320,457           1,132,006
    LOSS ON SALE OF FIXED ASSETS                                        760,555             238,222
    PROVISION FOR LOSSES ON ACCOUNTS RECEIVABLE                       1,933,251             262,164             243,895
    PROVISION FOR INVENTORY OBSOLESCENCE                              2,910,988           1,455,895             716,300
    DEFERRED INCOME TAXES                                            (1,787,933)           (393,153)            (84,750)
    STOCK COMPENSATION                                                  244,569             204,973             166,667
    CHANGES IN OPERATING ASSETS AND LIABILITIES:
      ACCOUNTS RECEIVABLE                                            15,283,125         (11,176,126)        (10,457,106)
      INVENTORIES                                                     3,780,241          (7,808,974)         (4,043,377)
      INCOME TAXES PAYABLE/RECEIVABLE                                 3,447,612          (1,545,461)         (1,157,823)
      OTHER ASSETS                                                      713,772          (1,953,252)         (1,266,098)
      ACCOUNTS PAYABLE                                               (2,430,817)            443,223           7,420,550
      ACCRUED EXPENSES                                                  153,448            (664,452)          1,365,901
                                                                   -----------------------------------------------------
        TOTAL ADJUSTMENTS                                            52,444,428         (10,974,973)         (3,674,281)
                                                                   -----------------------------------------------------
        NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES          36,653,584          (1,674,753)         15,656,812
                                                                   -----------------------------------------------------

INVESTING ACTIVITIES:
 PURCHASE OF PROPERTY AND EQUIPMENT                                  (8,841,473)        (12,902,436)         (9,573,995)
 PROCEEDS FROM SALE OF FIXED ASSETS                                                       1,133,197
 PROCEEDS FROM HELD-TO-MATURITY MARKETABLE SECURITIES                                    20,640,962          25,004,985
 PROCEEDS FROM AVAILABLE-FOR-SALE MARKETABLE SECURITIES                                  13,060,000
 PURCHASE OF HELD-TO-MATURITY MARKETABLE SECURITIES                                        (482,187)        (21,751,326)
 PURCHASE OF AVAILABLE-FOR-SALE MARKETABLE SECURITIES                                    (5,250,000)         (7,810,000)
 BUSINESS ACQUISITIONS, NET OF CASH REQUIRED                                                                 (5,487,374)
 INVESTMENT IN AETHERWORKS CORPORATION                               (6,500,000)         (5,296,525)
                                                                   -----------------------------------------------------
   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES              (15,341,473)         10,903,011         (19,617,710)
                                                                   -----------------------------------------------------

FINANCING ACTIVITIES:
 PURCHASE OF TREASURY STOCK                                                              (7,249,325)         (5,930,313)
 STOCK OPTION TRANSACTIONS, NET                                         539,838           1,659,838           1,145,925
 EMPLOYEE STOCK PURCHASE PLAN TRANSACTIONS, NET                         534,327             200,888
                                                                   -----------------------------------------------------
 NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  1,074,165          (5,388,599)         (4,784,388)
                                                                   -----------------------------------------------------
 NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                22,386,276           3,839,659          (8,745,286)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                     $  8,943,390        $  5,103,731        $ 13,849,017
                                                                   -----------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           $ 31,329,666        $  8,943,390        $  5,103,731
                                                                   -----------------------------------------------------
SUPPLEMENTAL CASH FLOW DISCLOSURE: INCOME TAXES PAID               $    238,439        $  8,944,627        $ 10,815,846
                                                                   -----------------------------------------------------
                                                                   -----------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                               DIGI INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995

                                                          COMMON STOCK                       TREASURY STOCK
                                                     SHARES           PAR VALUE          SHARES           VALUE
------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1994                     14,474,663           $144,747         755,229        $(10,701,229)

TREASURY STOCK, AT COST                                                                277,500          (5,930,313)
ISSUANCE OF STOCK OPTIONS BELOW
 MARKET PRICES
STOCK COMPENSATION
ISSUANCE OF STOCK UPON EXERCISE OF
 STOCK OPTIONS, NET OF WITHHOLDING                   88,295                883
TAX BENEFIT REALIZED UPON EXERCISE
 OF STOCK OPTIONS
FORFEITURE OF STOCK OPTIONS
NET INCOME
------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1995                     14,562,958            145,630       1,032,729         (16,631,542)

TREASURY STOCK, AT COST                                                                315,000          (7,249,325)
EMPLOYEE STOCK PURCHASE ISSUANCES                                                       (8,835)            200,888
ISSUANCE OF STOCK OPTIONS BELOW
 MARKET PRICES
STOCK COMPENSATION
ISSUANCE OF STOCK UPON EXERCISE
 OF STOCK OPTIONS                                   114,192              1,142
TAX BENEFIT REALIZED UPON EXERCISE
 OF STOCK OPTIONS
FORFEITURE OF STOCK OPTIONS
NET INCOME
------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1996                     14,677,150            146,772       1,338,894         (23,679,979)

EMPLOYEE STOCK PURCHASE ISSUANCES                                                      (69,402)          1,274,391
ISSUANCE OF STOCK OPTIONS BELOW
 MARKET PRICES
STOCK COMPENSATION
ISSUANCE OF STOCK UPON EXERCISE OF
  STOCK OPTIONS, NET OF WITHHOLDING                  50,106                501
TAX BENEFIT REALIZED UPON EXERCISE
 OF STOCK OPTIONS
FORFEITURE OF STOCK OPTIONS
NET LOSS
------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1997                     14,727,256           $147,273       1,269,492        $(22,405,588)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


                                                 ADDITIONAL                  UNEARNED                  TOTAL
                                                  PAID-IN-      RETAINED       STOCK            STOCKHOLDERS'
                                                  CAPITAL       EARNINGS     COMPENSATION             EQUITY
-------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1994                   $39,788,556   $62,273,433     $  (392,332)       $ 91,113,175

TREASURY STOCK, AT COST                                                                           (5,930,313)
ISSUANCE OF STOCK OPTIONS BELOW
 MARKET PRICES                                     448,750                      (448,750)
STOCK COMPENSATION                                                               166,667             166,667
ISSUANCE OF STOCK UPON EXERCISE OF
 STOCK OPTIONS, NET OF WITHHOLDING                 683,315                                           684,198
TAX BENEFIT REALIZED UPON EXERCISE
 OF STOCK OPTIONS                                  461,727                                           461,727
FORFEITURE OF STOCK OPTIONS                        (76,028)                       76,028
NET INCOME                                                    19,331,093                          19,331,093
-------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1995                    41,306,320    81,604,526        (598,387)        105,826,547

TREASURY STOCK, AT COST                                                                           (7,249,325)
EMPLOYEE STOCK PURCHASE ISSUANCES                                                                    200,888
ISSUANCE OF STOCK OPTIONS BELOW
 MARKET PRICES                                      12,500                       (12,500)
STOCK COMPENSATION                                                               204,973             204,973
ISSUANCE OF STOCK UPON EXERCISE
 OF STOCK OPTIONS                                1,159,569                                         1,160,711
TAX BENEFIT REALIZED UPON EXERCISE
 OF STOCK OPTIONS                                  499,127                                           499,127
FORFEITURE OF STOCK OPTIONS                       (110,758)                      110,758
NET INCOME                                                     9,300,220                           9,300,220
--------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1996                    42,866,758    90,904,746        (295,156)        109,943,141

EMPLOYEE STOCK PURCHASE ISSUANCES                 (740,064)                                          534,327
ISSUANCE OF STOCK OPTIONS BELOW
 MARKET PRICES                                   1,892,015                    (1,892,015)
STOCK COMPENSATION                                                               244,569             244,569
ISSUANCE OF STOCK UPON EXERCISE OF
 STOCK OPTIONS, NET OF WITHHOLDING                 379,720                                           380,221
TAX BENEFIT REALIZED UPON EXERCISE
 OF STOCK OPTIONS                                  159,617                                           159,617
FORFEITURE OF STOCK OPTIONS                       (154,944)                      154,944
NET LOSS                                                     (15,790,844)                        (15,790,844)
--------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1997                   $44,403,102   $75,113,902     $(1,787,658)       $ 95,471,031
--------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                               DIGI INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1   SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

BUSINESS DESCRIPTION

    Digi International Inc. (the "Company") is a leading ISO 9001-compliant provider of data communications hardware and software that delivers seamless connectivity solutions for multiuser environments, open systems server-based remote access and LAN (Local Area Network) markets. The Company markets its products through an international network of distributors and resellers, system integrators and OEMs (original equipment manufacturers).

    The two major product areas include: 1) communications interface cards for multiuser and remote access environments, and 2) "physical layer" and print server products that enhance the data communications capabilities of a LAN.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

    Sales are recognized at the date of shipment. Estimated warranty costs and customer returns are recorded at the time of sale.

INVENTORIES

    Inventories are stated at the lower of cost or fair market value, with cost determined on the first-in, first-out method. Fair market value for raw materials is based on replacement cost and for other inventory classifications based on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

PROPERTY, EQUIPMENT AND IMPROVEMENTS

    Property, equipment and improvements are carried at cost. Depreciation is provided by charges to operations using the straight-line method based on estimated useful lives, ranging from three to 39 years.

    Expenditures for maintenance and repairs are charged to operations as incurred, while major renewals and betterments are capitalized. The assets and related accumulated depreciation accounts are adjusted for asset retirements and disposals with the resulting gain or loss included in operations.

INTANGIBLE ASSETS

    Purchased technology, license agreements, covenants not to compete and other intangible assets are recorded at cost. Goodwill represents the excess of cost over the fair value of assets acquired and is being amortized on a straight-line basis over its estimated useful life of 15 years. All other intangible assets are amortized on a straight-line basis over their estimated useful lives of one to five years.

    The Company periodically, at least quarterly, analyzes intangible assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with generally accepted accounting principles.

RESEARCH AND DEVELOPMENT

    Research and development costs are expensed when incurred. Software development costs are expensed as incurred. Such costs are required to be expensed until the point that

                                DIGI INTERNATIONAL INC.

technological feasibility and proven marketability of the product are established. Costs otherwise capitalizable after such point also are expensed because they are insignificant.

INCOME TAXES

    Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

    Tax credits are accounted for under the flow-through method, which recognizes the benefit in the year in which the credit is utilized.

INCOME (LOSS) PER COMMON SHARE

    Income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Common stock equivalents result from dilutive stock options. No common stock equivalents were included in determining the net loss per common share for the year ended September 30, 1997, because their effect would be antidilutive.

    In March 1997, the Statement of Financial Accounting Standards No. 128
(SFAS No. 128), Earnings Per Share, was issued by the Financial Accounting Standards Board. This standard, which the Company must adopt for its 1998 fiscal interim and year-end reporting, requires dual presentation of basic and diluted EPS on the face of the Statement of Operations. Net income (loss) per share currently (except for fiscal 1997) includes both common shares outstanding and common stock equivalents. The basic income or loss per share under SFAS No. 128 will be calculated based on only common shares outstanding. Diluted income or loss per share would be calculated based on both common shares outstanding and consideration of the dilutive effect of common stock equivalents.

USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for obsolete inventories and uncollectable accounts receivable, sales returns and warranty cost accruals.

STOCK-BASED COMPENSATION

    The Company uses the intrinsic value-based method to measure compensation cost for its stock option plan.

2   RESTRUCTURING

    On February 13, 1997, the Company's Board of Directors approved a restructuring plan which resulted in a restructuring charge of $10,471,482 ($8,283,681, net of tax benefits or $ .62 per share). This corporate restructuring plan simplified operations, increased consolidation and reduced costs and expenses. It included the closing of the Cleveland, Ohio manufacturing facility, the reduction of selected product lines and the consolidation and closing of the Torrance, California and Nashville, Tennessee research and development facilities. These costs included: (i) write downs of the carrying values of fixed assets related to the closed manufacturing and research and development facilities, (ii) write downs of the carrying values of goodwill and identifiable intangible assets (primarily licensing agreements related to the discontinued product lines) and related inventories and (iii) severance costs associated with the elimination of 105 positions.

    The restructuring charge consisted of $1,259,769 in net cash expenditures (primarily severance), all of which has been paid as of September 30, 1997, and $9,211,713 resulting from the write down of asset carrying values.

3   RECLASSIFICATION OF CERTAIN EXPENSES

    Rebates to customers of $2,681,742 for the year ended September 30, 1996 now reflected as a reduction of sales, were previously included in sales and marketing expenses. This reclassification had no impact on previously reported operating income or net income. Rebates to customers for the year ended September 30, 1995 were not significant.

    In addition, certain costs relating to systems support and communications costs, which previously were included in general and administrative expenses, have been reclassified into sales and marketing and research and development expenses for all periods presented. Such amounts were $2,647,207, $2,707,024 and $286,525 for the years ended September 30, 1997, 1996 and 1995, respectively. These reclassifications had no impact on previously reported operating income or net income.

                               DIGI INTERNATIONAL INC.

4   ACQUISITIONS

    On September 29, 1995, the Company acquired LAN Access Corporation ("LAN Access"), a provider of remote access products, for cash of approximately $5.5 million, substantially all of which was allocated to goodwill. This acquisition was accounted for as a purchase. In connection with the restructuring plan adopted in 1997 (see Note 2), the Company sold the assets related to the LAN Access operations and wrote off all related goodwill.

5   INVESTMENT IN AETHERWORKS
    CORPORATION

    During 1997 and 1996, under a note purchase agreement, the Company purchased $6,500,000 and $5,296,525, respectively, of convertible notes from AetherWorks Corporation, a development stage company engaged in the development of wireless and dial-up remote access technology. The convertible notes presently held by the Company at September 30, 1997 are convertible into 60% of AetherWorks' common stock. In connection with the financing arrangement, the Company has also guaranteed $3,060,000 of lease obligations of AetherWorks. In addition, the Company has also leased to AetherWorks $1,325,000 of computer equipment under a three-year direct financing lease.

    For the years 1997 and 1996, the Company has reported its investment in AetherWorks on the equity method and has reported losses of $5,764,201 and $3,623,776, respectively. Such losses, which exclude $5,758,548 of additional charges related to the AetherWorks investment, as described below, represent 100% of AetherWorks' net losses for the two years. The percentage of AetherWorks' net losses included in the Company's Statement of Operations was based upon the percentage of financial support provided by the Company (versus other investors) to AetherWorks during such years.

INVESTMENT IN AETHERWORKS CORPORATION

    The following represents condensed financial information from the audited financial statements of AetherWorks for each of the years in the two-year period ended September 30, 1997:


BALANCE SHEET DATA, AS OF SEPTEMBER 30
                                                       1997             1996
-------------------------------------------------------------------------------

CURRENT ASSETS                                 $    955,695      $    104,307
FIXED ASSETS, NET                                 4,813,266         3,993,731
TOTAL ASSETS                                      5,578,887         4,407,779
CURRENT LIABILITIES                               1,467,836         3,942,032
NOTES PAYABLE                                    16,016,747         6,105,467
STOCKHOLDERS' DEFICIT                           (11,905,696)       (5,639,720)

OPERATING DATA FOR THE FISCAL YEAR ENDED SEPTEMBER 30

OPERATING EXPENSES:
  RESEARCH AND DEVELOPMENT                     $  3,505,134      $  2,567,844
  GENERAL AND ADMINISTRATIVE                      2,069,304           999,247
  OTHER                                           1,169,345           481,007
  ELIMINATIONS                                     (979,582)         (424,322)
                                               --------------------------------
NET LOSS                                       $ (5,764,201)     $ (3,623,776)
                                               --------------------------------
                                               --------------------------------

    On October 14, 1997, the Company entered into a revised note agreement with AetherWorks, that clarifies and limits the Company's financial commitment for the purchase of convertible notes to a maximum of $13,800,000, which would result in the Company's ownership interest upon conversion of 62.7% based on AetherWorks' present capitalization. The revised note agreement, however, also provides for payments, at the discretion of AetherWorks, on the outstanding convertible notes of up to $7,200,000 in exchange for a reduction in the Company's potential ownership interest, upon conversion, to 19%. The revised note agreement, among other things, rescinded previous technology transfer and manufacturing agreements with AetherWorks.

    Because of the significant uncertainty of the future of AetherWorks Corporation, as demonstrated by its lack of ability to generate positive cash flow, obtaining other sources of equity financing and its continued uncertainty in developing commercially marketable products, the Company decided, as of September 30, 1997, to write off its remaining investment of $2,408,500 in AetherWorks, and to accrue and expense its remaining future obligation to purchase additional notes of $2,000,000. In addition, the Company has also accrued $1,350,000 for its probable obligations resulting from its guarantees of certain AetherWorks' lease obligations.

                               DIGI INTERNATIONAL INC.


6   SELECTED BALANCE SHEET AND STATEMENT OF CASH FLOWS DATA

                                                                           1997                1996
-----------------------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE, NET:
TRADE ACCOUNTS RECEIVABLE                                         $  26,838,275       $  43,610,340
LESS RESERVE FOR RETURNS AND DOUBTFUL ACCOUNTS                        1,179,753             735,442
                                                                  -----------------------------------
                                                                  $  25,658,522       $  42,874,898
                                                                  -----------------------------------
                                                                  -----------------------------------
INVENTORIES, NET:
  RAW MATERIALS                                                   $  10,160,377       $  19,145,019
  WORK IN PROCESS                                                     8,704,357          10,469,315
  FINISHED GOODS                                                      7,011,357           4,925,930
                                                                  -----------------------------------
                                                                     25,876,091          34,540,264
  LESS RESERVE FOR OBSOLESCENCE                                       2,192,779           1,168,100
                                                                  -----------------------------------
                                                                  $  23,683,312       $  33,372,164
                                                                  -----------------------------------
                                                                  -----------------------------------
PROPERTY, EQUIPMENT AND IMPROVEMENTS:
  LAND                                                            $   1,800,000       $   1,800,000
  BUILDING                                                           10,522,285          10,519,731
  IMPROVEMENTS                                                          629,240             631,362
  EQUIPMENT                                                          18,377,899          18,629,353
  PURCHASED SOFTWARE                                                  5,186,787           1,968,127
  FURNITURE AND FIXTURES                                                927,859           1,899,928
                                                                  -----------------------------------
                                                                     37,444,070          35,448,501
  LESS ACCUMULATED DEPRECIATION                                      13,826,374          11,218,400
                                                                  -----------------------------------
                                                                  $  23,617,696       $  24,230,101
                                                                  -----------------------------------
                                                                  -----------------------------------
INTANGIBLE ASSETS:
  PURCHASED TECHNOLOGY                                            $     910,859       $   1,672,850
  LICENSE AGREEMENTS                                                  1,133,900           1,174,908
  COVENANTS NOT TO COMPETE                                                                  520,250
  GOODWILL                                                            6,364,242          11,185,506
  OTHER                                                               1,772,035              20,449
                                                                  -----------------------------------
                                                                     10,181,036          14,573,963
LESS ACCUMULATED AMORTIZATION                                         3,304,439           3,719,118
                                                                  -----------------------------------
                                                                  $   6,876,597       $  10,854,845
                                                                  -----------------------------------
                                                                  -----------------------------------

Supplemental disclosure of non-cash financing and investing information:

    During fiscal 1997, the Company entered into a three-year direct financing lease agreement with a related party. In connection with this transaction, the Company has established a gross lease receivable of $1,430,000 (see Note 5).

7   STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

    The Company has a stock option plan (the "Plan") that provides for the issuance of nonstatutory stock options and incentive stock options (ISOs) to key employees and non-employee board members holding less than 5% of the outstanding shares of the Company's common stock.

    The option price for ISOs and non-employee directors options is set at fair market value of the Company's common stock on the date of grant. The option price for nonstatutory options is set by the Compensation Committee of the Board of Directors. The authority to grant options and set other terms and conditions rests with the Compensation Committee. The Plan terminates in 2007.

                               DIGI INTERNATIONAL INC.

    During the years ended September 30, 1997, 1996, and 1995, 50,106, 114,192, and 88,295 shares of the Company's Common Stock, respectively, were issued upon the exercise of options for 50,617, 123,959, and 95,367 shares, respectively. The difference between shares issued and options exercised results from the Plan's provision allowing employees to elect to pay their withholding obligation through share reduction. Withholding taxes paid by the Company as a result of the share withholding provision amounted to $5,171 in 1997, $186,927 in 1996, and $413,000 in 1995.

    During the year ended September 30, 1997, the Board of Directors authorized the cancellation and reissue of non-statutory stock options to certain employees for the purchase of 823,326 shares, at an exercise price below the market value of the stock. Under this authorization, the original option issues were canceled and new options were issued with a new four-year vesting schedule. During the years ended September 30, 1996 and 1995, the Board of Directors authorized the issuance of nonstatutory stock options for the purchase of 2,500 and 50,000 shares, respectively, at prices below the market value of the stock on the grant dates. The difference between the option price and market value at the date of grant for the above option arrangements has been recorded as additional paid-in capital with an offsetting debit within stockholders' equity to unearned stock compensation. The compensation expense related to these option grants is amortized to operations over the five-year vesting period in which the employees perform services and amounted to $244,569 in 1997, $204,793 in 1996, and $166,667 in 1995.


Stock options and common shares reserved for grant under the plan are as follows:

STOCK OPTIONS

                                                            AVAILABLE                          OPTIONS WEIGHTED AVERAGE
                                                            FOR GRANT             OUTSTANDING           PRICE PER SHARE
---------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1994                                    7,162                 903,338                   $ 13.30

ADDITIONAL SHARES APPROVED FOR GRANT                        2,000,000
GRANTED                                                      (808,375)                808,375                     18.74
EXERCISED                                                                             (95,367)                     9.06
CANCELLED                                                     119,251                (119,251)                    15.33
                                                           ----------------------------------
BALANCES, SEPTEMBER 30, 1995                                1,318,038               1,497,095                   $ 16.41

GRANTED                                                    (1,186,525)              1,186,525                     20.67
EXERCISED                                                                            (123,959)                    11.38
CANCELLED                                                     223,001                (223,001)                    22.18
                                                           ----------------------------------
BALANCES, SEPTEMBER 30, 1996                                  354,514               2,336,660                   $ 18.14


ADDITIONAL SHARES APPROVED FOR GRANT                          500,000
GRANTED                                                    (1,509,701)              1,509,701                      8.62
EXERCISED                                                                             (50,617)                     7.71
CANCELLED                                                   1,894,636              (1,894,636)                    19.01
                                                           ----------------------------------
BALANCES, SEPTEMBER 30, 1997                                1,239,449               1,901,108                   $ 10.01
                                                           ----------------------------------
                                                           ----------------------------------

    Commencing in April 1996, the Company has sponsored an Employee Stock Purchase Plan which covers all domestic employees with at least 90 days of service. The plan allows eligible participants the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three month offering period. Employee contributions to the plan were $534,327 and $200,888 for the fiscal years 1997 and 1996, respectively. Pursuant to the plan, 69,402 and 8,835 shares were issued to employees during fiscal years 1997 and 1996, respectively. As of September 30, 1997, 421,763 shares are available for future issuances.

                               DIGI INTERNATIONAL INC.

8   STOCK-BASED COMPENSATION

    In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company has chosen to continue to account for stock-based compensation using the intrinsic value method.

    Had the Company used the fair-value-based method of accounting for its stock options granted in 1997 and 1996, and charged operations over the option vesting periods based on the fair value of options at the date of grant, net
(loss) income and net (loss) income per common share would have been reduced to the following pro forma amounts:

                                                       1997              1996
-----------------------------------------------------------------------------
NET (LOSS) INCOME
  AS REPORTED                                 $ (15,790,844)      $ 9,300,220
  PRO FORMA                                     (17,449,611)        8,536,111

NET (LOSS) INCOME PER SHARE
  AS REPORTED                                 $       (1.18)      $       .69
  PRO FORMA                                           (1.30)              .63


    The pro forma information presented includes only stock options granted in fiscal years 1997 and 1996. Compensation expense, under the fair-value-based method, will increase over the next few years as additional stock option grants are considered.

    The weighted average fair value of options granted in fiscal years 1997 and 1996 was $8.57 and $20.67, respectively. The weighted average fair value was determined based upon the fair value of each option on the grant date, utilizing the Black-Scholes option-pricing model and the following assumptions:

                                                       1997              1996
-----------------------------------------------------------------------------
RISK-FREE INTEREST RATE                               6.02%             5.99%

EXPECTED OPTION HOLDING PERIOD                      4 YEARS           4 YEARS

EXPECTED VOLATILITY                                     40%               50%

EXPECTED DIVIDEND YIELD                                   0                 0

    At September 30, 1997, the weighted average exercise price and remaining life of the stock options are as follows:


RANGE OF EXERCISE PRICES                         $.50-10.75        $11.25-17.50        $19.25-29.25               TOTAL
-----------------------------------------------------------------------------------------------------------------------
TOTAL OPTIONS OUTSTANDING                         1,472,398             259,335             169,375           1,901,108

WEIGHTED AVERAGE REMAINING
  CONTRACTUAL LIFE (YEARS)                             6.21                6.42                6.90                6.51

WEIGHTED AVERAGE
   EXERCISE PRICE                                     $7.92              $13.44              $22.84              $10.01

OPTIONS EXERCISABLE                                  86,438             181,840             141,825             410,103

WEIGHTED AVERAGE PRICE
   OF EXERCISABLE OPTIONS                             $5.45              $13.71              $22.82              $13.99

9   LINE OF CREDIT

    During 1996, the Company negotiated a $5 million uncollateralized line of credit with its bank, to be used to fund general corporate cash needs. The interest rate varies depending on the "base" or "prime" rate established by the bank. During fiscal 1997 and 1996, the Company did not use this line of credit.

10  COMMITMENTS

    The Company has entered into various operating lease agreements, the last of which expires in fiscal year 2002. Below is a schedule of future minimum commitments under noncancelable operating leases:


FISCAL YEAR                                                            AMOUNT
-----------------------------------------------------------------------------
1998                                                                 $835,142

1999                                                                  591,358

2000                                                                  576,377

2001                                                                  491,990

2002                                                                  280,510


     Total rental expense for all operating leases for the years ended September 30, 1997, 1996 and 1995 was $1,405,582, $965,710 and $946,000, respectively.

11  INCOME TAXES

    The components of the provision for income taxes for the years ended September 30, 1997, 1996 and 1995 are as follows:


                                        1997              1996           1995
-----------------------------------------------------------------------------
CURRENT PAYABLE:

FEDERAL                          $ 1,737,116       $ 6,977,337   $  9,505,650

STATE                                142,457           920,956        614,100

DEFERRED                          (1,787,933)         (393,153)       (84,750)
                                 --------------------------------------------
                                 $    91,640       $ 7,505,140   $ 10,035,000
                                 --------------------------------------------
                                 --------------------------------------------

    The net deferred tax asset at September 30, 1997 and 1996 consists of the following:

                                                          1997           1996
-----------------------------------------------------------------------------
VALUATION RESERVES                                 $ 1,791,903    $   615,631

INVENTORY VALUATION                                    800,364        432,225

VACATION COSTS                                         197,107        311,250

DEPRECIATION                                           193,525       (164,850)
                                                   --------------------------
NET DEFERRED TAX ASSET                             $ 2,982,899    $ 1,194,256
                                                   --------------------------
                                                   --------------------------

                               DIGI INTERNATIONAL INC.


    The reconciliation of the federal statutory income tax rate to the effective income tax rate for the years ended September 30, 1997, 1996 and 1995, are as follows:

                                              1997         1996         1995
-----------------------------------------------------------------------------
STATUTORY INCOME TAX RATE                   (34.0)%        35.0%        35.0%

INCREASE (REDUCTION)
RESULTING FROM:

  UTILIZATION OF RESEARCH AND
    DEVELOPMENT TAX CREDITS                  (0.9)         (1.7)        (1.7)

  STATE TAXES, NET OF FEDERAL BENEFITS        1.0           3.6          2.5

  AETHERWORKS CORPORATION
    NET OPERATING LOSS                       12.5           8.0

  AETHERWORKS CORPORATION
    WRITE OFF                                 9.6

  RESTRUCTURING CHARGE                        9.3

  TAX CONTINGENCY                             4.7

  FOREIGN AND OTHER                          (2.1)         (0.2)        (1.6)
                                           ------------------------------------
                                               .1%         44.7%        34.2%
                                           ------------------------------------
                                           ------------------------------------

12  FOREIGN SALES AND MAJOR CUSTOMERS

    The Company maintains foreign sales offices but does not otherwise have any foreign operations. Foreign export sales, primarily to Europe, comprised approximately 23.9%, 20%, and 20% of net sales for the years ended September 30, 1997, 1996 and 1995, respectively.

    During 1997, one customer (customer A) accounted for 15.1% of net sales while another (customer B) accounted for 10.5% of net sales. In addition, customer A accounted for 28% of the trade accounts receivable outstanding at September 30, 1997.

    During 1996, one customer (customer B) accounted for 13.9% of net sales and 11.8% of accounts receivable at September 30, 1996, while another (customer A) accounted for 13.4% of net sales and 14.3% of accounts receivable at September 30, 1996. During 1995, one customer (customer A) accounted for 12.5% of net sales and another customer (customer C) accounted for 11.7%.

13  EMPLOYEE BENEFIT PLAN

    The Company has a savings and profit sharing plan pursuant to Section
401(k) of the Internal Revenue Code ("the Code"), whereby eligible employees may contribute up to 15% of their earnings, not to exceed amounts allowed under the Code. In addition, the Company may make contributions at the discretion of the Board of Directors. No Company contribution was made in 1997 or 1996. During 1995, the Company provided for matching contributions totaling $125,000.

14  CONTINGENCIES

    During fiscal 1997, the Company and certain of its previous officers were named as defendants in a series of putative securities class action lawsuits in the United States District Court for the District of Minnesota on behalf of an alleged class of purchasers of its common stock during the period January 25, 1996 through December 23, 1996, inclusive, which were consolidated, and a Consolidated Amended Complaint was filed in May 1997. Also in 1997, a similar, but separate action was filed by the Louisiana State Employees Retirement System. The Consolidated Amended Complaint and the Louisiana Complaint allege the Company and certain of its previous officers violated federal securities laws by, among other things, misrepresenting and/or omitting material information concerning the Company's operations and financial results. The Louisiana Complaint also alleges misrepresentations in violation of state common law.

    The defendants served motions to dismiss the Consolidated Amended Complaint and the Louisiana Complaint on the ground, among others, that they fail to plead claims in accordance with applicable law. The motions were argued before the District Court at a hearing on October 31, 1997. No ruling has been received as of December 15, 1997.

    Because the lawsuits are in their preliminary stages, the ultimate outcomes cannot be determined at this time, and no potential assessment of the probable or possible effects of such litigation, if any, on the Company's financial position, liquidity or future operations can be made.

                               DIGI INTERNATIONAL INC.


REPORT OF MANAGEMENT

TO THE STOCKHOLDERS OF DIGI INTERNATIONAL INC.:

    The Company's management is responsible for the integrity, objectivity and consistency of the financial information presented in this annual report. The consolidated financial statements contained herein were prepared in accordance with generally accepted accounting principles and were based on informed judgments and management's best estimates as required. Financial information elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

    The Company maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded, transactions are properly executed in accordance with management's authorization, and accounting records may be relied upon for the preparation of financial statements and other financial information. The system is monitored by direct management review. Limitations exist in any system of internal control, based upon the recognition that the cost of the system should not exceed the benefits derived.

    The Company's consolidated financial statements have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. Their audits were conducted in accordance with generally accepted auditing standards.
As part of their audits of the Company's consolidated financial statements, these independent accountants considered the Company's internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

    The Audit Committee of the Board of Directors is composed entirely of non-employee directors and is responsible for monitoring and overseeing the quality of the Company's accounting and reporting policies, internal controls and other matters deemed appropriate. The independent certified public accountants have free access to the Audit Committee without management present.


/s/  Jerry Dusa

Jerry A. Dusa
President and Chief Executive Officer


/s/ Jonathon E. Killmer

Jonathon E. Killmer
Senior Vice President, Chief Financial Officer and Treasurer


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
DIGI INTERNATIONAL INC.:

    We have audited the consolidated balance sheets of Digi International Inc. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. As discussed in Note 5, the Company has recorded its investment in AetherWorks Corporation (AetherWorks) on the equity method; the 1997 and 1996 consolidated statements of operations include AetherWorks' net operating losses for the years ended September 30, 1997 and 1996 of $5,764,201 and $3,623,776, respectively. We did not audit the financial statements of AetherWorks, which statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for AetherWorks' net operating losses, is based solely on the report of other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors for the years ended September 30, 1997 and 1996, provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of other auditors for the years ended September 30, 1997 and 1996, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digi International Inc. and subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
Minneapolis, Minnesota
December 15, 1997

                               DIGI INTERNATIONAL INC.

QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                                                    QUARTER ENDED
                                                          DEC. 31             MAR. 31             JUNE 30            SEPT. 30
-----------------------------------------------------------------------------------------------------------------------------
1997
  NET SALES                                            $   42,236          $   40,393          $   40,843          $   42,125
  GROSS MARGIN                                             19,640              19,294              20,118              21,063
  RESTRUCTURING                                                               (10,471)
  AETHERWORKS CORPORATION NET LOSS                         (1,520)             (1,590)             (1,525)             (1,130)
  AETHERWORKS CORPORATION WRITE OFF                                                                                    (5,759)
  NET (LOSS) INCOME                                        (2,578)             (9,400)                 67              (3,880)
  NET (LOSS) INCOME PER SHARE                                (.19)               (.70)                .01                (.29)

1996
  NET SALES                                            $   43,716(A)       $   47,973(A)       $   49,643(A)       $   51,819(A)
  GROSS MARGIN                                             23,729(A)           25,391(A)           24,451(A)           26,471(A)
  AETHERWORKS CORPORATION NET LOSS                           (279)               (656)             (1,204)             (1,485)
  NET (LOSS) INCOME                                         4,522               4,620                 (51)                209
  NET INCOME PER SHARE                                        .33                 .34                  .0                 .02

1995
  NET SALES                                            $   37,879          $   40,076          $   41,179          $   45,844
  GROSS MARGIN                                             19,745              21,169              22,131              23,000
  NET INCOME                                                4,491               4,597               4,847               5,396
  NET INCOME PER SHARE                                        .32                 .33                 .35                 .38

THE SUMMATION OF QUARTERLY NET INCOME PER SHARE MAY NOT EQUATE TO THE YEAR-END CALCULATION AS QUARTERLY CALCULATIONS ARE PERFORMED ON A DISCRETE BASIS.

(A) RESTATED FOR THE RECLASSIFICATION OF REBATES.