Form 10-K405, Exhibit 13
period 1998-09-30
DIGI INTERNATIONAL INC
filed 1998-12-29
CIK 854775

SELECTED FINANCIAL INFORMATION  >>

                                                         1998        1997        1996          1995       1994
--------------------------------------------------------------   ----------  ----------    ---------  ----------
Net sales                                           $182,932     $165,598    $193,151      $164,978   $130,945
Percentage increase (decrease)                          10.5%       (14.3)%      17.1%         26.0%      40.2%

Net (loss) income                                    (22,659)     (15,791)      9,300        19,331     16,701
Percentage increase (decrease)                         (43.5)%     (269.8)%     (51.9)%        15.7%      12.0%

Net (loss) income per share - basic                    (1.65)       (1.18)       0.70          1.42       1.17
Percentage increase (decrease)                         (39.8)%     (268.6)%     (50.7)%       (21.4)%     13.6%

Net (loss) income per share - assuming dilution        (1.65)       (1.18)       0.68          1.39       1.16
Percentage increase (decrease)                         (39.8)%     (268.6)%     (51.1)%        19.8%      13.6%

Total assets                                         160,735      118,311     129,939       126,043    102,758
Percentage increase (decrease)                          35.8%        (8.9)%       3.1%         22.7%      15.6%

Long-term debt                                        11,124

Stockholders' equity                                  94,821       95,471     109,943       105,827     91,113
Percentage increase (decrease)                          (0.7)%      (13.2)%       3.9%         16.1%      13.2%

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)


MANAGEMENT'S DISCUSSION AND ANALYSIS  >>

RESULTS OF OPERATIONS  >>

     The following table sets forth selected information from the Company's Consolidated Statements of Operations, expressed as a percentage of net sales.

                                                                                                PERCENTAGE
                                                          YEAR ENDED SEPTEMBER 30,          INCREASE/(DECREASE)
                                                                                          1998 OVER    1997 OVER
                                                         1998         1997         1996        1997         1996
--------------------------------------------------------------   ----------  ----------   ---------    ---------
Net sales                                                100.0%       100.0%      100.0%        10.5%     (14.3)%
Cost of sales                                             48.4         51.6        48.2          3.6       (8.2)
                                                        -------   ----------  ----------    ---------    ----------
Gross margin                                              51.6         48.4        51.8         17.8      (19.9)

Operating expenses:
    Sales and marketing                                   20.4         22.1        22.5          1.7      (15.6)
    Research and development                               9.3         10.9        11.0         (5.6)     (15.5)
    General and administrative                             8.7         11.7         7.9        (17.2)      27.0
    Acquired in-process research and development          21.4
    Restructuring                                          0.6          6.3                    (90.3)
                                                        -------   ----------  ----------    ---------    ----------
                                                          60.4         51.0        41.4         30.8        5.6

Operating (loss) income                                   (8.8)        (2.6)       10.4       (271.4)    (121.5)
Other income, principally interest                         1.0          0.1         0.2      1,082.2      (53.6)
AetherWorks Corporation net operating loss                             (3.5)       (1.9)      (100.0)      59.1
AetherWorks Corporation gain (write-off)                   0.7         (3.5)                  (123.4)

(Loss) income before income taxes                         (7.1)        (9.5)        8.7         17.7     (193.4)
Provision for income taxes                                 5.3          0.1         3.9     10,534.1      (98.8)
                                                        -------   ----------  ----------    ---------    ----------
Net (loss) income                                        (12.4)%       (9.5)%       4.8%       (43.5)%   (269.8)%
                                                        -------   ----------  ----------    ---------    ----------


                                                         17
                                                         DIGI INTERNATIONAL INC.

FACTORS THAT MAY AFFECT FUTURE RESULTS  >>

   Certain statements made herein, which are summarized below, are forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include, but are not limited to, those identified as follows:

- DIGI'S STRATEGY OF ENHANCING SEASONED BUSINESSES WHILE ACHIEVING SIGNIFICANT MARKET SHARE IN NEW HIGH-GROWTH MARKETS SUCH AS REMOTE ACCESS AND INTERNET TELEPHONY AND THE FISCAL 1999 FOCUS ON ACCELERATING BUSINESS GROWTH AND LAYING A FOUNDATION FOR CONSISTENT EARNINGS IMPROVEMENT SHOULD BE CHARACTERIZED AS FORWARD-LOOKING AND, AS SUCH, MAY INVOLVE RISKS AND UNCERTAINTIES.

- THE EXPECTATION OF CONTINUED GROWTH IN DEMAND FOR AND SALES OF THE COMPANY'S REMOTE ACCESS, INTERNET TELEPHONY AND VOIP PRODUCTS, THE COMPANY'S ABILITY TO PROVIDE PRODUCTS THAT TAKE ADVANTAGE OF NEW MARKET OPPORTUNITIES AND THE COMPANY'S BELIEF THAT NEW PRODUCTS WILL BE PROFITABLE -- This expectation may be impacted by general market conditions and competitive conditions within these markets, development and acceptance of new products offered by the Company and the introduction of products by competitors in these markets.

- THE EXPECTATION THAT ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT WILL REACH TECHNOLOGICAL FEASIBILITY AND LEAD TO NEW USB PRODUCTS IN 1999 AND NEW INTERNET PROTOCOL TELEPHONY PRODUCTS IN 2000 AND 2001 WHICH WILL BENEFIT THE COMPANY IN THE FUTURE AND THE COMPANY'S ESTIMATION OF THE COSTS ASSOCIATED WITH SUCH DEVELOPMENT -- This expectation may be impacted by unanticipated expenses or obstacles to development, general market conditions or changes in competitive conditions.

- THE COMPANY'S ASSUMPTIONS REGARDING REVENUE GROWTH, COST OF SALES, COST SAVINGS AND THE WEIGHTED AVERAGE COST OF CAPITAL USED TO VALUE IN-PROCESS RESEARCH AND DEVELOPMENT ACQUIRED IN RECENT ACQUISITIONS -- These assumptions may be impacted by general market conditions, unanticipated changes in expenses or sales, delays in the development of new products, the useful lives of such products once developed, component shortages, and technological advances and other changes in competitive conditions that would affect the value of the acquired in-process research and development.

- THE BELIEF THAT THE COMPANY'S CURRENT FINANCIAL RESOURCES, CASH GENERATED FROM OPERATIONS AND THE COMPANY'S POTENTIAL CAPACITY FOR DEBT AND/OR EQUITY FINANCING WILL BE SUFFICIENT TO FUND CURRENT AND ANTICIPATED BUSINESS OPERATIONS -- Changes in anticipated operating results, credit availability and equity market conditions may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash.

- THE COMPANY'S BELIEF THAT EVALUATIONS AND MODIFICATIONS OF YEAR 2000 COMPLIANCE MATTERS, INCLUDING YEAR 2000 COMPLIANCE OF THIRD PARTY SUPPLIERS, WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S OPERATIONS OR FINANCIAL POSITION -- This belief may be impacted by presently unanticipated delays in assessment or remediation, unanticipated increases in costs or non-compliance by third parties.

- THE COMPANY'S EXPECTATION THAT VARIOUS RESTRUCTURING ACTIVITIES IN CONNECTION WITH THE ACQUISITION OF ITK INTERNATIONAL, INC. AND CENTRAL DATA CORPORATION WILL BE COMPLETED ACCORDING TO SCHEDULE -- This expectation may be impacted by presently unanticipated delays or expenses.


NET SALES  >>

     The $17.3 million increase in net sales from 1997 to 1998 and the $27.6 million decrease in net sales from 1996 to 1997 occurred within the Company's principal product groups as follows:

                                                           ANNUAL SALES
PRINCIPAL MARKET         PERCENT OF ANNUAL NET SALES    INCREASE (DECREASE)
                          1998      1997      1996       1998          1997
--------------------------------  -------   -------      ------     --------
Server Based             79.9%     75.7%     80.2%       16.6%       (19.1%)
Physical Layer           20.1%     23.9%     18.9%       (6.9%)        8.2%
Other                       0%       .4%       .9%       (100%)      (56.5%)


     Net sales in fiscal 1998 increased from fiscal 1997 largely because the Company reduced inventory levels in the North American distribution channel throughout 1997 and into the first quarter of fiscal 1998. This resulted in a net increase in sales within the distribution channel during the remainder of 1998. In addition, during the third and fourth quarters of fiscal 1998, the Company gave extended credit terms to North American distributors which provided incentive for them to increase their purchases. Such incented increases in sales to these customers could result in a decrease in sales to these customers in fiscal year 1999. The Company's fiscal 1998 net sales also increased due to the addition of $9.7 million in fourth-quarter sales made by newly acquired ITK International, Inc. (ITK) and Central Data Corporation (CDC). Net sales in 1997 declined from 1996 primarily due to the Company's inventory reductions in the North American distribution channel.

     Net sales to original equipment manufacturers (OEMs), as a percentage of total net sales, declined to 22.2% versus 23.5% in 1997. The decrease was principally a function of higher net sales to the distribution market. Net sales to OEMs for 1996 were 20.3% of total sales.

     Net sales to the distribution markets, as a percentage of total net sales, increased to 69.3% in 1998, compared to 64.1% in 1997. This increase was a result of the Company's 1997 inventory reductions in the North American distribution channel, as previously discussed. Net sales to the distribution market for 1996 represented 65.5% of total net sales.

                    18
DIGI INTERNATIONAL INC.

     During fiscal years 1998, 1997 and 1996, the Company's net sales to customers outside the United States, primarily in Europe, were approximately $38.5 million, $39.6 million and $39.9 million, respectively, comprising approximately 21.1%, 23.9% and 20.0% of total net sales.


GROSS MARGIN  >>

     Gross margin in 1998 rose to 51.6%, compared to 48.4% in 1997. The increase was due to more stringent cost control and favorable product mix. Gross margin also benefited as net sales of historically lower-margin products -- largely OEM and certain physical layer products -- declined as a percentage of total net sales. Offsetting the favorable sales mix were increases in inventory valuation reserves, sales discounts granted, and a higher proportion of lower margin products sold in the fourth quarter of fiscal 1998 due to the acquisition of CDC and ITK. Gross margins on total ITK and CDC sales in the fourth quarter of fiscal 1998 were 44.0%. Gross margin in 1996 was 51.8%. The 1997 gross margin decline was principally due to the increase of OEM and physical layer product net sales as a percentage of total net sales as sales to the distribution markets were intentionally reduced in 1997. The Company increased its reserves for excess and obsolete inventories approximately $2.6 million in 1998. In 1997, these reserves increased approximately $1.5 million from the 1996 level.


OPERATING EXPENSES  >>

     Operating expenses in 1998 declined 5.0% from 1997, excluding acquired in-process research and development charges of $39,200,000 recorded in 1998 and the restructuring charges recorded in 1998 and 1997 of $1,020,000 and $10,471,482, respectively. The operating expense decline reflected reductions in the workforce, decreased marketing costs and cost savings achieved through the consolidation of U.S. research and development efforts, offset by CDC and ITK operating expenses of $3.8 million. General and administrative expenses declined in 1998 due to workforce reductions and cost-saving initiatives. Operating expenses in 1997 declined 7.5% from 1996, excluding restructuring charges. The decline resulted from cost-saving measures similar to those executed in 1998. General and administrative expenses increased 27.0% in 1997 from 1996 due to an increase in the provision for losses on accounts receivable, cost of management information systems and increased facilities expenditures.

     The $1,020,000 restructuring charge recorded in the fiscal 1998 fourth quarter was associated with a board-approved plan to consolidate existing offices in Germany with those acquired from ITK. The charge consists principally of rent, contractual payments on office equipment, write-offs of leasehold improvements and severance costs associated with the elimination of six positions. These activities are expected to be completed in the second quarter of fiscal 1999. No portion of this liability has been paid as of September 30, 1998.

     The $10,471,482 restructuring charge recorded in the fiscal 1997 second quarter was related to a board-approved plan to consolidate operations and reduce costs and expenses. The restructuring charge consisted of $1,259,769 in net cash expenditures (primarily severance), all of which had been paid as of September 30, 1997, and $9,211,713 resulting from the write-down of asset carrying values.


ACQUIRED IN-PROCESS
RESEARCH AND DEVELOPMENT  >>


ACQUISITION OF ITK INTERNATIONAL, INC.:

     In July 1998, the Company acquired all of the outstanding common stock of ITK. The transaction was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed, including estimated restructuring and integration costs of $3,484,000.

     Components of the purchase consideration, including related transaction costs, consist of $14,767,154 in cash, the Company's common stock with a market value of $11,671,229 and $1,276,436 of replacement stock options issued by the Company to ITK option holders. The cash and the Company's common stock were issued in exchange for outstanding shares of ITK's common stock and the Company's stock options were issued in exchange for the outstanding ITK common stock options. The value of the Company's common stock issued was based on a per share value of approximately $20.25, which was the market value of the Company's common stock on the date the Company and ITK agreed to the terms of the purchase. The value of the Company's common stock options is based on the excess of the market value of the Company's common stock over the option exercise prices on the date that these options were granted to ITK employees. The purchase price will increase by $963,323 if the unvested portion of stock options granted to the ITK employees vest. Such amount has been recorded as unearned stock compensation.

     Valuation of the intangible assets acquired was determined by an independent appraisal company and consists of purchased in-process research and development (IPR&D), proven technology and an assembled workforce. The purchase price exceeded the estimated fair value of tangible and intangible assets acquired by $7,130,253, which was recorded as goodwill.

     The table below is an analysis of the purchase price allocation.

                                                         19
                                                         DIGI INTERNATIONAL INC.

----------------------------------------------------------------------------
Cash and fair value of Company's common
    stock and common stock options issued                      $ 26,276,436
Direct acquisition costs                                          1,438,383
ITK liabilities assumed, including estimated
     restructuring and integration costs of $3,484,000           39,784,248
                                                               ------------
Total purchase price                                             67,499,067

Estimated fair value of tangible assets
     acquired                                                    21,668,814
Estimated fair value of:
     IPR&D                                                       26,000,000
     Identifiable intangible assets                              12,700,000
     Goodwill                                                     7,130,253
                                                               ------------
                                                               $ 67,499,067
                                                               ------------
                                                               ------------


     Management, based upon an independent appraisal, estimates that $26,000,000 of the purchase price represents the fair value of purchased IPR&D that had not yet reached technological feasibility and has no alternative future use. The amount allocated to IPR&D was expensed as a non-recurring, non-tax-deductible charge upon consummation of the acquisition.

     The Company is using the acquired in-process research and development to create new products in the area of Internet Protocol telephony, which will become part of the Company's product line over the next several years. The Company anticipates the initial Internet Protocol telephony products developed from acquired in-process research and development will be released in 2000 and 2001. The Company expects that the acquired in-process research and development will reach technological feasibility, but there can be no assurance that the commercial viability of these products will be achieved.

     The nature of the efforts required to develop the acquired in-process research and development into commercially viable products principally relates to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. The estimated costs to be incurred to develop the purchased in-process technology into commercially viable products are approximately $24,800,000 in the aggregate through the year 2007, consisting of $300,000 in 1998; $2,000,000 in 1999;
$4,800,000 in 2000; $4,800,000 in 2001; $4,300,000 in 2002; $3,200,000 in
2003; $2,500,000 in 2004; $1,400,000 in 2005; $900,000 in 2006 and $600,000
in 2007.

     The value assigned to purchased in-process research and development was determined through independent appraisers, who projected cash flows related to future products expected to be derived once technological feasibility is achieved, including costs to complete the development of the technology and the future revenues and costs which are expected to result from commercialization of the products. These cash flows were discounted back to their present values. The resulting net cash flows from such projects are based on estimates made by the Company's management of revenues, cost of sales, research and development costs, selling, general and administrative costs, and income taxes resulting from such projects. These estimates are based on the following assumptions:

- The estimated revenues are based upon projected average annual revenue growth rates from future products expected to be derived once technological feasibility is achieved of between 18% and 65% during the period from 2000 through 2005. Estimated total revenues expected from products to be developed using purchased in-process research and development peak in the year 2005 and decline rapidly in 2006 and 2007 as other new products are expected to enter the market. These projections are based on estimates made by the Company's management of market size and growth (which are supported by independent market data), expected trends in technology and the nature and expected timing of new product introductions by ITK and its competitors. These estimates also include growth related to the Company utilizing certain ITK technologies under development in conjunction with the Company's products, the Company marketing and distributing the resulting products through the Company's resellers, and the Company enhancing the market's response to ITK's products by providing incremental financial support and stability.

- The estimated cost of sales as a percentage of revenues is expected to be lower than ITK's cost of sales would have been on a stand-alone basis primarily due to the Company's expected ability to achieve more favorable pricing from key component vendors and production efficiencies due to economies of scale achieved through combined operations.

- The estimated selling, general and administrative costs are expected to more closely approximate the Company's cost structure (approximately 34% of revenues in 1997), which is lower than ITK's cost structure (approximately 81% of revenues in fiscal 1997). Cost savings are expected to result primarily from: (a) the changes related to certain restructuring actions including the shut-down of certain existing ITK facilities and a reduction in certain administrative ITK employees; (b) the distribution of ITK's products through the Company's resellers (i.e., sales of higher volume products with lower direct selling costs); and (c) efficiencies due to economies of scale through combined operations (i.e., consolidated marketing and advertising programs). These cost savings are expected to be realized primarily in 2000 and thereafter.

- Discounting the net cash flows back to their present values is based on the weighted averages cost of capital (WACC). The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investments in various areas of that enterprise. The WACC assumed for the Company, as a corporate business enterprise, is 14%. The discount rate used in discounting the net

                    20
DIGI INTERNATIONAL INC.

cash flows from purchased in-process technology was 30%. This discount rate is higher than the WACC due to the inherent uncertainties in the estimates described above including the uncertainty surrounding the successful development of the purchased in-process research and development, the useful life of such completed research and development, the profitability levels of such completed research and development and the uncertainty of technological advances that are unknown at this time. If these products are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. Additionally, the value of other intangible assets acquired may become impaired. The Company expects to begin to benefit from the purchased in-process research and development in 2000.

     The identifiable intangible assets of $12,700,000 included in the purchase price allocation set forth above are comprised of proven technology with an appraised fair value of $11,300,000 and an assembled workforce with an appraised fair value of $1,400,000, which have estimated useful lives of five years and six years, respectively. The remaining unallocated purchase price represents goodwill which is being amortized over seven years.


ACQUISITION OF CENTRAL DATA CORPORATION:

     In July 1998, the Company acquired all of the outstanding common stock of CDC. The transaction was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed, including estimated restructuring and integration costs of $750,000.

     Components of the purchase consideration, including related transaction costs, consist of $14,261,965 in cash, the Company's common stock with a market value of $4,039,475 and $891,184 of replacement stock options issued by the Company to CDC option holders. The cash and the Company's common stock were issued in exchange for outstanding shares of CDC's common stock and the Company's stock options were issued in exchange for the outstanding CDC common stock options. The value of the Company's common stock issued was based on a per share value of approximately $20.25, which was the market value of the Company's common stock on the date the Company and CDC agreed to the terms of the purchase. The value of the Company's common stock options is based on the excess of the market value of the Company's common stock over the option exercise prices on the date that these options were granted to CDC employees. The purchase price will increase by $1,230,683 if the unvested portion of stock options granted to the CDC employees vest. Such amount has been recorded as unearned stock compensation.

     Valuation of the intangible assets acquired was determined by an independent appraisal company and consists of purchased in-process research and development (IPR&D), proven technology and an assembled workforce. The purchase price exceeded the estimated fair value of tangible and intangible assets acquired by $1,034,833, which was recorded as goodwill.

     The table below is an analysis of the purchase price allocation.

----------------------------------------------------------------------------
Cash and fair value of Company's common
     stock and common stock options issued                     $ 18,891,184
Direct acquisition costs                                            301,440
CDC liabilities assumed, including estimated
     restructuring and integration costs of $750,000              4,394,617
                                                               ------------
Total purchase price                                             23,587,241

Estimated fair value of tangible assets acquired                  5,252,408

Estimated fair value of:
     IPR&D                                                       13,200,000
     Identifiable intangible assets                               4,100,000
     Goodwill                                                     1,034,833
                                                               ------------
                                                               $ 23,587,241
                                                               ------------
                                                               ------------

     Management, based upon an independent appraisal, estimates that $13,200,000 of the purchase price represents the fair value of purchased IPR&D that had not yet reached technological feasibility and has no alternative future use. The amount allocated to IPR&D was expensed as a non-recurring, non-tax-deductible charge upon consummation of the acquisition. The Company is using the acquired in-process research and development to create new products based on the Universal Serial Bus, which is emerging as a new industry-standard serial communications bus architecture, and which will become part of the Company's product line over the next several years. The Company anticipates that Universal Serial Bus products developed from acquired in-process research and development will be released in 1999. The Company expects that the acquired in-process research and development will reach technological feasibility, but there can be no assurance that the commercial viability of these products will be achieved.

     The nature of the efforts required to develop the acquired in-process research and development into commercially viable products principally relates to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. The estimated costs to be incurred to develop the purchased in-process technology into commercially viable products are approximately $5,000,000 in the aggregate through the year 2004, consisting of $200,000 incurred during the period from July 1998 through September 30, 1998, and $800,000 per year from 1999 to 2004.

     The value assigned to purchased in-process research and development was determined by independent appraisers, who projected cash flows related to future products expected to be derived once technological feasibility is achieved, including costs to complete the development of the technology and the future revenues and costs which are expected to result from commercialization of the products. These cash flows were discounted back to their present

                                                         21
                                                         DIGI INTERNATIONAL INC.

values. The resulting net cash flows from such projects are based on estimates made by the Company's management of revenues, cost of sales, research and development costs, selling, general and administrative costs, and income taxes resulting from such projects. These estimates are based on the following assumptions:

- The estimated revenues are based upon projected average annual revenue growth rates from future products expected to be derived once technological feasibility is achieved of between 9% and 52% during the period from 2000 through 2002. Estimated total revenues expected from products to be developed using purchased in-process research and development peak in the year 2002 and decline rapidly in 2003 and 2004 as other new products are expected to enter the market. These projections are based on estimates made by the Company's management of market size and growth (which are supported by independent market data), expected trends in technology and the nature and expected timing of new product introductions by CDC and its competitors. These estimates also include growth related to the Company utilizing certain CDC technologies under development in conjunction with the Company's products, the Company marketing and distributing the resulting products through the Company's resellers, and the Company enhancing the market's response to CDC's products by providing incremental financial support and stability.

- The estimated cost of sales as a percentage of revenues is expected to be lower than CDC's cost of sales would have been on a stand-alone basis primarily due to the Company's expected ability to achieve more favorable pricing from key component vendors and production efficiencies due to economies of scale achieved through combined operations.

- The estimated selling, general and administrative costs are expected to remain at approximately the same levels for the Company and CDC
  (approximately 33% of revenues for both the Company and CDC in 1997).

- Discounting the net cash flows back to their present values is based on the weighted average cost of capital (WACC). The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investments in various areas of that enterprise. The WACC assumed for the Company, as a corporate business enterprise, is 14%. The discount rate used in discounting the net cash flows from purchased in-process technology was 30%. This discount rate is higher than the WACC due to the inherent uncertainties in the estimates described above including the uncertainty surrounding the successful development of the purchased in-process research and development, the useful life of such completed research and development, the profitability levels of such completed research and development and the uncertainty of technological advances that are unknown at this time.

     If these products are not successfully developed, the sales and profitability of the combined Company may be adversely affected in future periods. Additionally, the value of other intangible assets acquired may become impaired. The Company expects to begin to benefit from the purchased in-process research and development in 1999.

     The identifiable intangible assets of $4,100,000 included in the purchase price allocation set forth above are comprised of proven technology with an appraised fair value of $3,700,000, and an assembled workforce with an appraised fair value of $400,000, which have estimated useful lives of five years and six years, respectively. The remaining unallocated purchase price represents goodwill, which is being amortized over seven years.

     The Company has responded to questions provided by the staff of the Securities and Exchange Commission about the Company's write-offs of acquired in-process research and development in connection with the ITK and CDC acquisitions. As of December 11, 1998, the Company had not received any further comments from the Securities and Exchange Commission.


OTHER INCOME  >>

     Other income for 1998 increased approximately $3.0 million, as the Company earned higher interest income on its increased cash and cash equivalent balances. Other income also included a fiscal 1998 third-quarter reversal of a $1.4 million previously accrued obligation related to lease guarantees for AetherWorks Corporation. As discussed in the next item below, the obligation is no longer required because the Company is no longer the primary guarantor for these leases.

AETHERWORKS CORPORATION
NET LOSS AND WRITE-OFF   >>

     In connection with the Company's previously purchased $13.8 million of convertible notes from AetherWorks Corporation, in May 1998 the Company exchanged such notes for a non-interest bearing $8.0 million non-convertible note and was released from all of its guarantees of certain lease obligations of AetherWorks. Due to significant uncertainty as to its collectibility, the $8.0 million note, which matures in 2001, has been recorded by the Company as having no carrying value. In fiscal 1997 and 1996, the Company used the equity method to account for its investment in AetherWorks and recorded net losses of $5.8 million and $3.6 million, respectively. These net losses represent 100% of AetherWorks' losses for those years. The percentage of AetherWorks' net losses included in the Company's financial statements was based upon the percentage of financial support provided by the Company (versus other investors) during those years. The Company wrote off its investment in AetherWorks as of September 30, 1997, and recorded a $5.8 million charge, composed of its $2.4 million remaining investment, its

                    22
DIGI INTERNATIONAL INC.

$2.0 million remaining obligation to purchase additional notes and $1.4 million for the obligation to guarantee certain AetherWorks leases. The Company no longer has any funding obligations or any potential equity interest in or management control over AetherWorks. Consequently, the Company has not included any of AetherWorks' net losses in its results of operations during fiscal 1998.


INCOME TAXES  >>

     The Company recorded a $9.7 million tax provision for 1998, even though it has reported a pre-tax loss for the year. This tax provision was required primarily because the write-off of acquired in-process research and development and the amortization of certain intangible assets and goodwill acquired in the purchase of ITK and CDC is not deductible for income tax reporting purposes. In 1997, the Company recorded a $0.1 million tax provision, while reporting a pre-tax loss for that year. That provision was necessary due to the non-deductibility of certain intangible assets written off as part of the restructuring charge, the AetherWorks net losses and the related investment write-off. In addition, the Company had also provided additional provision in connection with an IRS examination of certain tax returns filed in prior years. In 1996, the Company recorded a $7.5 million income tax provision at a higher rate than the federal statutory rate due primarily to the nondeductability of the AetherWorks net losses.


INFLATION  >>

     The Company believes inflation has not had a material effect on its operations or its financial condition.


LIQUIDITY AND CAPITAL RESOURCES  >>

     The Company has financed its operations principally with funds generated from operations, and, in prior years, with proceeds from earlier public offerings. Investing activities in 1998 consisted of the acquisitions of ITK and CDC for a combined purchase price of $46.9 million, including the issuance of $15.7 million of common stock, $2.2 million of replacement stock options, and cash payments of $29 million. In connection with the acquisitions, the Company also assumed $22.1 million in line of credit obligations and long-term debt in the fourth quarter of fiscal 1998, reflecting the outstanding debt of ITK and CDC.

     Other investing activities in 1998 consisted primarily of purchases of $5.8 million of equipment and capital improvements, including a new enterprise-wide computer system. In addition, the final payments totaling $2 million for AetherWorks Corporation notes were made in 1998.

     In September 1998, the Board of Directors authorized a program to repurchase up to one million shares of the Company's common stock for use in the Company's benefit plans. As of September 30, 1998, 15,000 shares had been repurchased under this program.

     Investing activities in 1997 consisted of purchases of $8.8 million of equipment and capital improvements and the purchase of $6.5 million of additional convertible notes from AetherWorks Corporation.

     At September 30, 1998, the Company had working capital of $37.9 million and debt totaling $22.1 million. The Company maintains lines of credit with various financial institutions providing for borrowings of up to $25,707,000, depending upon levels of eligible accounts receivable and inventories. As of September 30, 1998, $10,707,000 had been borrowed under these lines of credit. The Company's management believes that current financial resources, cash generated from operations and the Company's potential capacity for debt and/or equity financing will be sufficient to fund current and future business operations.


FOREIGN CURRENCY TRANSLATION  >>

     Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars -- except for approximately $5.8 million in Deutschemark-denominated sales made through the Company's newly-acquired subsidiary, ITK. In future periods, a significant portion of sales made through ITK will be made in Deutschemarks until full integration of the "euro" is achieved. The Company has not implemented a hedging strategy to reduce the risk of foreign currency translation exposures, which management does not believe to be significant based on the scope of the Company's foreign operations as of September 30, 1998.

     Effective January 1, 1999, eleven states of the European Union will convert to a common currency, called the "euro." This action will most likely cause the majority of the Company's European transactions to be negotiated, invoiced and paid in "euros." The conversion will most likely add currency exchange costs and risks, although such costs and risks are not quantifiable at this time.


YEAR 2000 ISSUES  >>

     The Company began a comprehensive project in 1996 to prepare its products and its internal computer systems for the year 2000. Most of the Company's products are year 2000 compliant because there is very little or no date processing involved. Certain products, including end-of-life versions, do require customer action such as a patch or version upgrade to be compliant. These products are being identified, and the Company is in the process of notifying impacted customers.

     The Company believes its implementation of a new enterprise-wide information management system, principally installed to improve operating efficiency, will address the Company's internal year 2000 compliance issues. Because of the acquisitions of ITK and CDC, the world-wide rollout of this system will not be completed until the late summer of calendar year 1999. If necessary conversions are not completed on a timely basis, the year 2000 could have

                                                         23
                                                         DIGI INTERNATIONAL INC.

a material adverse effect on the Company's operations. Overall, management believes the year 2000 will not have a significant impact on operations.

     The Company plans to continue with remediation and testing efforts with both its products and internal systems to further mitigate any risks associated with the year 2000. At this time, the Company believes it is unnecessary to adopt a contingency plan covering the possibility that the year 2000 project will not be completed in a timely manner, but, as part of the overall project, the Company will continue to assess the need for a contingency plan based on the Company's periodic evaluation of target dates for the completion of the year 2000 project.

     The Company faces risk to the extent that suppliers of products and services purchased by the Company and others with whom the Company transacts business on a world-wide basis do not have business products and services that comply with year 2000 requirements. The Company has obtained assurances from most of its key suppliers that their products and services are year 2000 compliant. In the event any such third parties cannot, in a timely manner, provide the Company with products and services that meet the year 2000 requirements, the Company's operating results could be materially adversely affected.

     The costs associated with the year 2000 project are minimal and are not incremental to the Company, but include temporary reallocation of existing resources. Although the Company believes that the remaining cost of year 2000 modifications for both internal-use systems and the Company's products are not material, there can be no assurances that various factors relating to the year 2000 compliance issues, including litigation, will not have a material adverse effect on the Company's business, operating results, or financial position.


NEW ACCOUNTING STANDARDS  >>

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. This standard will require that an enterprise display an amount representing total comprehensive income for the period. Statement No. 130 will be initially effective for the first quarter of the Company's fiscal year ending September 30, 1999. Adoption of Statement of Financial Accounting Standards No. 130 will not impact the results of operations or the financial position of the Company.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes Statement No. 14. This statement changes the way that public business enterprises report segment information, including financial and descriptive information about their operating segments, in annual financial statements and would require that those enterprises report selected segment information in interim financial reports to stockholders. Operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. Statement No. 131 will be effective for the Company beginning with the first quarter of the Company's fiscal year ending September 30, 1999. Management has not yet completed its analysis of the effects of Statement No. 131 on its financial reporting.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133 will be effective for the Company beginning with the Company's fiscal year ending September 30, 2000. As the Company presently has no derivative instruments and is not involved in hedging activity, the Company does not expect the adoption of Statement No. 133 to have an impact on the results of operations or the financial position of the Company.

     In October 1997, Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2), was issued. SOP 97-2 provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. SOP 97-2 will become effective for the Company's fiscal year ending September 30, 1999. The adoption of SOP 97-2 is not expected to have a significant impact on the results of operations or financial position of the Company.

                    24
DIGI INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS  >>


FOR THE FISCAL YEARS ENDED SEPTEMBER 30,                  1998           1997           1996
--------------------------------------------------------------- -------------  -------------
Net sales                                        $ 182,931,670  $ 165,597,937  $ 193,150,898
Cost of sales                                       88,539,156     85,482,536     93,108,624
                                                 -------------  -------------  -------------
Gross margin                                        94,392,514     80,115,401    100,042,274

Operating expenses:

    Sales and marketing                             37,288,027     36,671,271     43,449,864
    Research and development                        16,963,410     17,978,135     21,279,551
    General and administrative                      16,003,146     19,324,777     15,215,512
    Acquired in-process research and development    39,200,000
    Restructuring                                    1,020,000     10,471,482
                                                 -------------  -------------  -------------
Total operating expenses                           110,474,583     84,445,665     79,944,927
                                                 -------------  -------------  -------------

Operating (loss) income                            (16,082,069)    (4,330,264)    20,097,347
Other income, net                                    1,818,286        153,809        331,789
AetherWorks Corporation net operating loss                         (5,764,201)    (3,623,776)
AetherWorks Corporation gain (write-off)             1,350,000     (5,758,548)
                                                 -------------  -------------  -------------
(Loss) income before income taxes                  (12,913,783)   (15,699,204)    16,805,360
Provision for income taxes                           9,745,088         91,640      7,505,140
                                                 -------------  -------------  -------------
Net (loss) income                                $ (22,658,871) $ (15,790,844) $   9,300,220
                                                 -------------  -------------  -------------

Net (loss) income per common share, basic        $       (1.65) $       (1.18) $        0.70
                                                 -------------  -------------  -------------
                                                 -------------  -------------  -------------

Net (loss) income per common share,
  assuming dilution                              $       (1.65) $       (1.18) $        0.68
                                                 -------------  -------------  -------------
                                                 -------------  -------------  -------------
Weighted average common shares, basic               13,729,765     13,393,408     13,323,564
                                                 -------------  -------------  -------------
                                                 -------------  -------------  -------------
Weighted average common shares,
  assuming dilution                                 13,729,765     13,393,408     13,583,468
                                                 -------------  -------------  -------------
                                                 -------------  -------------  -------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                                         25
                                                         DIGI INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS   >>


AT SEPTEMBER 30,                                          1998          1997
--------------------------------------------------------------- -------------
ASSETS

Current assets:
  Cash and cash equivalents                      $  10,355,368  $  31,329,666
  Accounts receivable, net                          48,549,145     25,658,522
  Inventories, net                                  27,365,924     23,683,312
  Other                                              6,139,941      4,147,942
                                                 -------------  -------------
       Total current assets                         92,410,378     84,819,442

Property, equipment and improvements, net           33,990,923     23,617,696
Intangible assets, net                              31,354,483      6,876,597
Other                                                2,978,883      2,997,601
                                                 -------------  -------------
       Total assets                              $ 160,734,667  $ 118,311,336
                                                 -------------  -------------
                                                 -------------  -------------

LIABILITES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Borrowings under line of credit agreements     $  10,707,000
  Current portion of long-term debt                    264,025
  Accounts payable                                  15,255,175  $  10,118,921
  Income taxes payable                               3,797,588      1,771,986
  Accrued expenses:
     Advertising                                     2,651,742      2,847,672
     Compensation                                    6,776,292      2,388,468
     AetherWorks Corporation funding obligation                     3,350,000
     Other                                           9,808,835      2,363,258
  Restructuring reserves                             5,254,000
                                                 -------------  -------------
Total current liabilities                           54,514,657     22,840,305
                                                 -------------  -------------

Long-term debt                                      11,124,446
Other                                                  275,000
                                                 -------------  -------------
Total liabilities                                   65,914,103     22,840,305
                                                 -------------  -------------


Commitments and contingencies

Stockholders' equity:
  Preferred stock, $0.01 par value: 2,000,000
     shares authorized; none outstanding
  Common stock, $0.01 par value; 60,000,000
     shares authorized; 15,790,975 and 14,727,256
     shares issued                                     157,910        147,273
  Additional paid-in capital                        68,695,448     44,403,102
  Retained earnings                                 52,455,031     75,113,902
  Cumulative foreign currency translation
     adjustment                                       (815,809)
                                                 -------------  -------------
                                                   120,492,580    119,664,277
Unearned stock compensation                         (3,777,204)    (1,787,658)
Treasury stock, at cost, 1,247,094 and
  1,269,492 shares                                 (21,894,812)   (22,405,588)
                                                 -------------  -------------
  Total stockholders' equity                        94,820,564     95,471,031
                                                 -------------  -------------
  Total liabilities and stockholders' equity     $ 160,734,667  $ 118,311,336
                                                 -------------  -------------
                                                 -------------  -------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                                                         26
                                                         DIGI INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS  >>

FOR THE FISCAL YEARS ENDED SEPTEMBER 30,                                 1998           1997           1996
-----------------------------------------------------------------------------  -------------  -------------
Operating activities:
Net (loss ) income                                              $ (22,658,871)   $(15,790,844) $ 9,300,220
  Adjustments to reconcile net (loss) income to
  cash provided by (used in) operating activities:
     Acquired in-process research and development                  39,200,000
     Restructuring                                                  1,020,000       9,211,713
     Depreciation of property and equipment                         5,174,725       5,587,132    5,017,735
     Amortization of intangibles                                    2,540,480       1,114,023    1,320,457
     AetherWorks Corporation net loss                                               5,764,201    3,623,776
     AetherWorks Corporation (gain) write-off                      (1,350,000)      5,758,548
     Loss on sale of fixed assets                                     159,498         760,555      238,222
     Provision for losses on accounts receivable                      708,992       1,933,251      262,164
     Provision for inventory obsolescence                           3,414,270       2,910,988    1,455,895
     Deferred income taxes                                           (790,544)     (1,787,933)    (393,153)
     Stock compensation                                             1,012,440         244,569      204,973
     Changes in operating assets and liabilities:
       Accounts receivable                                        (17,687,833)     15,283,125  (11,176,126)
       Inventories                                                   (569,839)      3,780,241   (7,808,974)
       Income taxes payable (receivable)                              883,900       3,447,612   (1,545,461)
       Other assets                                                (3,226,694)        713,772   (1,953,252)
       Accounts payable                                               279,238      (2,430,817)     443,223
       Accrued expenses                                             2,279,156         153,448     (664,452)
                                                                -------------   -------------  -----------
          Total adjustments                                        33,047,789      52,444,428  (10,974,973)
                                                                -------------   -------------  -----------
          Net cash provided by (used in) operating
            activities                                             10,388,918      36,653,584   (1,674,753)
                                                                -------------   -------------  -----------

Investing activities:
  Purchase of property and equipment and certain
     other intangible assets                                       (5,816,163)     (8,841,473) (12,902,436)
  Proceeds from sale of fixed assets                                                             1,133,197
  Proceeds from held-to-maturity marketable securities                                          20,640,962
  Proceeds from available-for-sale marketable securities                                        13,060,000
  Purchase of held-to-maturity marketable securities                                              (482,187)
  Purchase of available-for-sale marketable securities                                          (5,250,000)
  Business acquisitions, net of cash acquired                     (27,356,560)
  Investment in AetherWorks Corporation                            (2,000,000)     (6,500,000)  (5,296,525)
                                                                -------------   -------------  -----------
     Net cash (used in) provided by investing activities          (35,172,723)    (15,341,473)  10,903,011
                                                                -------------   -------------  -----------

Financing activities:
  Payments on long-term debt                                          (73,000)
  Proceeds from the issuance of long-term debt                      2,064,865
  Purchase of treasury stock                                         (153,750)                  (7,249,325)
  Stock option transactions, net                                    2,310,572         539,838    1,659,838
  Employee stock purchase plan transactions, net                      471,629         534,327      200,888
                                                                -------------   -------------  -----------
     Net cash provided by (used in) financing activities            4,620,316       1,074,165   (5,388,599)
                                                                -------------   -------------  -----------

Effect of exchange rates changes on cash and
  cash equivalents                                                   (810,809)
                                                                -------------   -------------  -----------

Net (decrease) increase in cash and cash equivalents              (20,974,298)     22,386,276    3,839,659
Cash and cash equivalents, beginning of period                  $  31,329,666    $  8,943,390  $ 5,103,731
                                                                -------------   -------------  -----------
Cash and cash equivalents, end of period                        $  10,355,368    $ 31,329,666  $ 8,943,390
                                                                -------------   -------------  -----------
                                                                -------------   -------------  -----------

Supplemental Cash Flows Information:
Interest paid                                                   $     224,730    $    208,000  $   224,730
Income taxes paid                                               $   7,463,578    $    238,439  $ 8,944,627

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                                                         27
                                                         DIGI INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY  >>


FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996




                                               COMMON STOCK                TREASURY STOCK            ADDITIONAL
                                            SHARES    PAR VALUE         SHARES         VALUE    PAID-IN-CAPITAL
-----------------------------------------------------------------------------------------------------------------
Balances, September 30, 1995            14,562,958    $145,630      1,032,729   $(16,631,542)      $41,306,320

Purchase of treasury stock, at cost                                   315,000     (7,249,325)
Employee stock purchase issuances                                      (8,835)       200,888
Issuance of stock options at below
  market prices                                                                                         12,500
Stock compensation
Issuance of stock upon exercise
  of stock options                         114,192       1,142                                       1,159,569
Tax benefit realized upon exercise
  of stock options                                                                                     499,127
Forfeiture of stock options                                                                           (110,758)
Net income
-----------------------------------------------------------------------------------------------------------------
Balances, September 30, 1996            14,677,150     146,772      1,338,894    (23,679,979)       42,866,758

Employee Stock Purchase issuances                                     (69,402)     1,274,391          (740,064)
Issuance of stock options at below
  market prices                                                                                      1,892,015
Stock compensation
Issuance of stock upon exercise of
  stock options, net of withholding         50,106         501                                         379,720
Tax benefit realized upon exercise
  of stock options                                                                                     159,617
Forfeiture of stock options                                                                           (154,944)
Net loss
-----------------------------------------------------------------------------------------------------------------
Balances, September 30, 1997            14,727,256     147,273      1,269,492    (22,405,588)       44,403,102

Issuance of stock for acquisitions         775,837       7,758                                      17,870,562
Purchase of treasury stock, at cost                                    15,000       (153,750)
Employee Stock Purchase issuances                                     (37,398)       664,526          (192,897)
Issuance of stock options at below
  market prices                                                                                      3,171,305
Stock compensation
Issuance of stock upon exercise of
  stock options, net of withholding        287,882       2,879                                       2,307,694
Tax benefit realized upon exercise
  of stock options                                                                                   1,305,001
Forfeiture of stock options                                                                           (169,319)
Foreign currency translation adjustment
Net loss
-----------------------------------------------------------------------------------------------------------------
Balances, September 30, 1998            15,790,975    $157,910      1,247,094   $(21,894,812)      $68,695,448
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

                                                                         UNEARNED                         TOTAL
                                                      RETAINED              STOCK     CUMULATIVE   STOCKHOLDERS'
                                                      EARNINGS       COMPENSATION    TRANSLATION         EQUITY
-----------------------------------------------------------------------------------------------------------------
Balances, September 30, 1995                       $81,604,526      $(598,387)                    $105,826,547

Purchase of treasury stock, at cost                                                                 (7,249,325)
Employee stock purchase issuances                                                                      200,888
Issuance of stock options at below
  market prices                                                       (12,500)
Stock compensation                                                    204,973                          204,973
Issuance of stock upon exercise
  of stock options                                                                                   1,160,711
Tax benefit realized upon exercise
  of stock options                                                                                     499,127
Forfeiture of stock options                                           110,758
Net income                                           9,300,220                                       9,300,220
-----------------------------------------------------------------------------------------------------------------
Balances, September 30, 1996                        90,904,746       (295,156)                     109,943,141

Employee Stock Purchase issuances                                                                      534,327
Issuance of stock options at below
  market prices                                                    (1,892,015)
Stock compensation                                                    244,569                          244,569
Issuance of stock upon exercise of
  stock options, net of withholding                                                                    380,221
Tax benefit realized upon exercise
  of stock options                                                                                     159,617
Forfeiture of stock options                                           154,944
Net loss                                           (15,790,844)                                    (15,790,844)
-----------------------------------------------------------------------------------------------------------------
Balances, September 30, 1997                        75,113,902     (1,787,658)                      95,471,031

Issuance of stock for acquisitions                                                                  17,878,320
Purchase of treasury stock, at cost                                                                   (153,750)
Employee Stock Purchase issuances                                                                      471,629
Issuance of stock options at below
  market prices                                                    (3,171,305)
Stock compensation                                                  1,012,440                        1,012,440
Issuance of stock upon exercise of
  stock options, net of withholding                                                                  2,310,573
Tax benefit realized upon exercise
  of stock options                                                                                   1,305,001
Forfeiture of stock options                                           169,319
Foreign currency translation adjustment                                            $(815,809)         (815,809)
Net loss                                           (22,658,871)                                    (22,658,871)
-----------------------------------------------------------------------------------------------------------------
Balances, September 30, 1998                       $52,455,031    $(3,777,204)     $(815,809)      $94,820,564
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                    28
DIGI INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  >>


1 >> SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BUSINESS DESCRIPTION

     Digi International is a leading worldwide provider of data communications products for open systems, server-based remote access, Internet telephony, and local area network (LAN) applications. Digi's communications products support a broad range of server platforms and network operating systems that enable people to access information.

     Digi's products are marketed through a global network of distributors, system integrators, original equipment manufacturers (OEMs), as well as thousands of value-added resellers (VARs).


PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


CASH EQUIVALENTS AND MARKETABLE SECURITIES

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents, while those having original maturities in excess of three months are classified as marketable securities and generally consist of U.S. Government and U.S. Government-backed obligations and high-grade commercial paper. Marketable securities classified as held to maturity are carried at amortized cost. Marketable securities classified as trading or available-for-sale are recorded at market value. The Company had no marketable securities as of September 30, 1998 or 1997.


REVENUE RECOGNITION

     Sales are recognized to distributors, VARs, and end-users at the date of shipment. Estimated warranty costs and customer returns are recorded at the time of sale.

     The Company offers rebates to authorized domestic and international distributors and authorized resellers. The rebates are incurred based on the level of sales to the respective distributors and resellers, and are charged to operations in the same period as the corresponding sales.


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

     The Company's cost of business process reengineering activities, whether done internally or by third parties, is expensed as incurred.


INTANGIBLE ASSETS

     Purchased technology, license agreements, covenants not to compete and other intangible assets are recorded at cost. Goodwill represents the excess of cost over the fair value of identifiable assets acquired and is being amortized on a straight-line basis over periods ranging from five to 15 years. All other intangible assets are amortized on a straight-line basis over their estimated useful lives of one to seven years.

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


INCOME (LOSS) PER COMMON SHARE

     Net income (loss) per share has been calculated for all periods pursuant to the provisions of Statement of Financial Accounting Standards No. 128, which the Company adopted in the first quarter of fiscal 1998. Basic net income (loss) per share is calculated based on only the weighted average of common shares outstanding during


                                                         29
                                                         DIGI INTERNATIONAL INC.

the period. Net income (loss) per share, assuming dilution, is computed by dividing net income (loss) by the weighted average number of common and common equivalent shares outstanding. The Company's only common stock equivalents are those that result from dilutive common stock options. The calculation of diluted earnings per common share for 1996 includes 259,904 of such common stock equivalents. The calculation of diluted loss per common share for 1998 and 1997 excludes 835,670 and 236,165 equivalent shares, respectively, of the Company's common stock attributable to common stock options because their effect would be antidilutive.


FOREIGN CURRENCY TRANSLATION

     Financial position and results of operations of the Company's international subsidiaries generally are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year-end. Statements of operations accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation account in stockholders' equity.


USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the estimated fair value and lives of acquired in-process research and development and other acquired intangible assets, allowances for obsolete inventories, uncollectable accounts receivable and sales returns and accruals for warranty costs.


NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. This standard will require that an enterprise display an amount representing total comprehensive income for the period. Statement No. 130 will be initially effective for the first quarter of the Company's fiscal year ending September 30, 1999. Adoption of Statement of Financial Accounting Standards No. 130 will not impact the results of operations or the financial position of the Company.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes Statement No. 14. This statement changes the way that public business enterprises report segment information, including financial and descriptive information about their operating segments, in annual financial statements and would require that those enterprises report selected segment information in interim financial reports to stockholders. Operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. Statement No. 131 will be effective for the Company beginning with the first quarter of the Company's fiscal year ending September 30, 1999. Management has not yet completed its analysis of the effects of this Statement on its financial reporting.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133 will be effective for the Company beginning with the Company's fiscal year ending September 30, 2000. As the Company presently has no derivative instruments and is not involved in hedging activity, the Company does not expect the adoption of Statement No. 133 to have an impact on the results of operations or the financial position of the Company.

     In October 1997, Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2), was issued. SOP 97-2 provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. SOP 97-2 will become effective for the Company's fiscal year ending September 30, 1999. The adoption of SOP 97-2 is not expected to have a significant impact on the results of operations or financial position of the Company.


2  >>  ACQUISITIONS

     In July 1998, the Company acquired all of the outstanding common stock of ITK International, Inc. (ITK). The transaction was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed.

     Components of the purchase consideration, including related transaction costs, consist of $14,767,154 in cash, the Company's common stock with a market value of $11,671,229 and $1,276,436 of replacement stock options issued by the Company to ITK option holders. The cash and the Company's common stock were issued in exchange for outstanding shares of ITK's common stock and the Company's stock options were issued in exchange for the outstanding ITK common stock options. The value of the Company's common stock issued was based on a per share value of approximately $20.25, which was the market value of the Company's common


                     30
DIGI INTERNATIONAL INC.

stock on the date the Company and ITK agreed to the terms of the purchase. The value of the Company's common stock options is based on the excess of the market value of the Company's common stock over the option exercise prices on the date that these options were granted to ITK employees. The purchase price will increase by $963,323 if the unvested portion of stock options granted to the ITK employees vest. Such amount has been recorded as unearned stock compensation.

     Valuation of the intangible assets acquired was determined by an independent appraisal company and consists of purchased in-process research and development (IPR&D), proven technology and an assembled workforce. The purchase price exceeded the estimated fair value of tangible and intangible assets acquired by $7,130,253, which was recorded as goodwill.

     The table below is an analysis of the purchase price allocation.

---------------------------------------------------------------------------
Cash and fair value of Company's common
  stock and common stock options issued                       $  26,276,436

Direct acquisition costs                                          1,438,383

ITK liabilities assumed, including estimated
  restructuring and integration costs of $3,484,000              39,784,248
                                                            ---------------
Total purchase price                                             67,499,067

Estimated fair value of tangible assets acquired                 21,668,814

Estimated fair value of:

  IPR&D                                                          26,000,000

  Identifiable intangible assets                                 12,700,000

  Goodwill                                                        7,130,253
                                                            ---------------
                                                                $67,499,067
                                                            ---------------
                                                            ---------------

     Management, based upon an independent appraisal, estimates that $26,000,000 of the purchase price represents the fair value of purchased IPR&D that had not yet reached technological feasibility and has no alternative future use. The amount allocated to IPR&D was expensed as a non-recurring, non-tax-deductible charge upon consummation of the acquisition. The Company is using the acquired in-process research and development in the area of Internet protocol telephony, which will become part of the Company's product line over the next several years.

     The identifiable intangible assets of $12,700,000 included in the purchase price allocation set forth above are comprised of proven technology with an appraised fair value of $11,300,000 and an assembled workforce with an appraised fair value of $1,400,000, which have estimated useful lives of five years and six years, respectively. The remaining unallocated purchase price represents goodwill, which is being amortized over seven years.

     In July 1998, the Company acquired all of the outstanding common stock of Central Data Corporation (CDC). The transaction was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed, including estimated restructuring and integration costs of $750,000.

     Components of the purchase consideration, including related transaction costs, consist of $14,261,965 in cash, the Company's common stock with a market value of $4,039,475 and $891,184 of replacement stock options issued by the Company to CDC option holders. The cash and the Company's common stock were issued in exchange for outstanding shares of CDC's common stock and the Company's stock options were issued in exchange for the outstanding CDC common stock options. The value of the Company's common stock issued was based on a per share value of approximately $20.25, which was the market value of the Company's common stock on the date the Company and CDC agreed to the terms of the purchase. The value of the Company's common stock options is based on the excess of the market value of the Company's common stock over the option exercise prices on the date that these options were granted to CDC employees. The purchase price will increase by $1,230,683 if the unvested portion of stock options granted to the CDC employees vest. Such amount has been recorded as unearned stock compensation.

     Valuation of the intangible assets acquired was determined by an independent appraisal company and consists of purchased in-process research and development (IPR&D), proven technology and an assembled workforce. The purchase price exceeded the estimated fair value of tangible and intangible assets acquired by $1,034,833, which was recorded as goodwill.

     The table below is an analysis of the purchase price allocation.


---------------------------------------------------------------------------
Cash and fair value of Company's common
  stock and common stock options issued                        $ 18,891,184

Direct acquisition costs                                            301,440

CDC liabilities assumed, including estimated
  restructuring and integration costs of $750,000                 4,394,617
                                                            ---------------
Total purchase price                                             23,587,241

Estimated fair value of tangible assets acquired                  5,252,408

Estimated fair value of:

  IPR&D                                                          13,200,000

  Identifiable intangible assets                                  4,100,000

  Goodwill                                                        1,034,833
                                                            ---------------
                                                               $ 23,587,241
                                                            ---------------
                                                            ---------------

     Management, based upon an independent appraisal, estimates that $13,200,000 of the purchase price represents the fair value of purchased IPR&D that had not yet reached technological feasibility and has no alternative future use. The amount allocated to IPR&D was expensed as a non-recurring, non-tax-deductible charge upon consummation of the acquisition. The Company is using the acquired in-process research and development to create new products based on the Universal Serial Bus, which will become part of the Company's product line over the next several years.

     The identifiable intangible assets of $4,100,000 included in the purchase price allocation set forth above are comprised of proven technology with an appraised fair value of $3,700,000, and an assembled workforce with an appraised fair value of $400,000,


                                                         31
                                                         DIGI INTERNATIONAL INC.

which have estimated useful lives of five years and six years, respectively. The remaining unallocated purchase price represents goodwill, which is being amortized over seven years.

     The following unaudited pro forma condensed consolidated results of operations have been prepared as if the acquisitions of ITK and CDC had occurred as of the beginning of fiscal 1998 and 1997:


YEARS                                         1998                     1997
----------------------------------------------------------------------------
Net sales                           $  220,271,670           $  194,605,937
Net loss                            $  (42,794,201)          $  (76,316,007)
Net loss per share                  $        (2.88)          $        (5.39)


     The unaudited pro forma condensed consolidated results of operations are not necessarily indicative of results that would have occurred had the acquisitions been in effect for the years presented, nor are they necessarily indicative of the results that will be obtained in the future.


3  >>  RESTRUCTURING


     In July 1998, the Company's Board of Directors approved a restructuring plan related to the consolidation of its offices in Germany and the United Kingdom. The restructuring plan relates to the elimination of existing facilities rendered redundant by the acquisition of ITK. The charge of $1,020,000 ($647,000 net of tax benefits or $0.04 per share), consisted primarily of existing commitments for rent, contractual payments on office equipment, write-offs of leasehold improvements and severance costs associated with eliminating six positions. Management of the Company expects that these restructuring activities will be completed by the end of the second quarter of fiscal year 1999.

     In connection with the Company's acquisition of ITK, the Company has implemented a plan of reorganization and accordingly, has recognized a $3,484,000 restructuring liability which the Company has included as a component of total liabilities assumed in the acquisitions. The components of the restructuring liability are as follows:

---------------------------------------------------------------
Personnel costs                                    $ 1,844,000
Facilities closure costs                             1,640,000
                                                 -------------
                                                   $ 3,484,000
                                                 -------------
                                                 -------------

     Management of the Company expects to complete these restructuring activities by the end of the third quarter of fiscal year 1999. No amounts of this liability have been paid as of September 30, 1998.

     In connection with the Company's acquisition of CDC, the Company has implemented a plan of reorganization and accordingly, the Company has recognized a $750,000 restructuring liability which the Company has included as a component of total liabilities assumed in the acquisition. The components of the restructuring liability are as follows:

---------------------------------------------------------------
Personnel costs                                  $     675,000
Facilities closure costs                                75,000
                                                 -------------
                                                 $     750,000
                                                 -------------
                                                 -------------

     Management of the Company expects to complete these restructuring activities by the end of the second quarter of fiscal year 1999. No amounts of this liability have been paid as of September 30, 1998.

     In February 1997, the Company's Board of Directors approved a restructuring plan that resulted in a restructuring charge of $10,471,482 ($8,283,681, net of tax benefits or $0.62 per share). The corporate restructuring plan resulted in consolidation and reduced costs and expenses. It included the closing of the Cleveland manufacturing facility, the reduction of selected product lines and the consolidation and closing of the Torrance, California and Nashville, Tennessee research and development facilities. These costs included: (i) write downs of the carrying values of fixed assets related to the closed manufacturing and research and development facilities, (ii) write downs of the carrying values of goodwill and identifiable intangible assets (primarily licensing agreements related to the discontinued product lines) and related inventories, and (iii) severance costs associated with the elimination of 105 positions. These restructuring activities were completed in fiscal year 1997.

     The restructuring charge consisted of $1,259,769 in net cash expenditures (primarily severance), of which all had been paid as of September 30, 1997, and $9,211,713 resulting from the write-down of asset carrying values.


4  >>  RECLASSIFICATION OF CERTAIN EXPENSES


     Certain costs relating to systems support and communications costs, which previously were included in general and administrative expenses, have been reclassified into sales and marketing and research and development expenses for the years September 30, 1997 and 1996. Such amounts were $2,647,207 in 1997 and, $2,707,024 in 1996. These reclassifications had no impact on previously reported operating income, or net income.


5  >>  INVESTMENT IN AETHERWORKS CORPORATION


     In May 1998, the Company exchanged its previously purchased $13,796,525 of convertible notes from AetherWorks Corporation, a development stage company engaged in the development of wireless and dial-up remote access technology, for a non-interest bearing $8,000,000 non-convertible note. As a part of the exchange, the Company relinquished its rights to any future technology or claims on any of AetherWorks' intellectual properties. In exchange, the Company has been released from all of its guarantees of certain lease obligations of AetherWorks. As a result, the Company has


                     32
DIGI INTERNATIONAL INC.

reversed its $1,350,000 accrual established in the fourth quarter of 1997, for the estimated cost related to its guarantee of such lease obligations and has included such amount in AetherWorks Corporation gain for the year ended September 30, 1998.

     Due to the significant uncertainty as to its collectibility, the $8,000,000 note, which matures in 2001, has been recorded by the Company as having no carrying value.

     The Company continues to lease to AetherWorks $1,325,000 of computer equipment under a three-year direct financing lease, expiring in 2000.

     For the years 1997 and 1996, the Company has reported its investment in AetherWorks on the equity method and reported net losses of $5,764,201 and $3,623,776, respectively. These losses, which exclude $5,758,548 of additional charges accrued as of September 30, 1997 as described below, represent 100% of AetherWorks net losses for the two years. The percentage of AetherWorks net losses included in the Company's Statement of Operations was based upon the percentage of financial support provided by the Company (versus other investors) to AetherWorks during such years.

     Because of the significant uncertainty of the future of AetherWorks Corporation, as demonstrated by its lack of ability to generate positive cash flow, obtain other sources of equity financing and its continued uncertainty in developing commercially marketable products, the Company decided, as of September 30, 1997, to write off its remaining investment of $2,408,548 in AetherWorks, and to accrue and expense its remaining obligation to purchase $2,000,000 of additional notes. In addition, the Company also accrued $1,350,000 for its obligation resulting from its guarantees of certain AetherWorks' lease obligations as of September 30, 1997.

     The following represents condensed financial information from the audited statements of AetherWorks for the years ended September 30, 1997 and 1996:


AETHERWORKS CORPORATION


BALANCE SHEET DATA, AS OF SEPTEMBER 30,                   1997         1996
---------------------------------------------------------------  -----------
Current assets                                     $   955,695   $  104,307
Fixed assets                                         4,813,266    3,993,731
Total assets                                         5,578,887    4,407,779
Current liabilities                                  1,467,836    3,942,032
Notes payable                                       16,016,747    6,105,467
Stockholders' deficit                              (11,905,696)  (5,639,720)

OPERATING DATA FOR THE YEAR ENDED
SEPTEMBER 30,
Operating expenses:
  Research and development                         $ 3,505,134  $ 2,567,844
  General and administrative                         2,069,304      999,247
  Other                                              1,169,345      481,007
  Eliminations                                        (979,582)    (424,322)
                                                   ------------ ------------
Net loss                                           $(5,764,201) $(3,623,776)
                                                   ------------ ------------
                                                   ------------ ------------

     The "eliminations line" item represents interest expense payable to the Company for interest due on the notes issued by AetherWorks to the Company. This amount is excluded from the AetherWorks loss as the Company has eliminated the corresponding interest income from its Consolidated Statements of Operations.


6  >>  SELECTED BALANCE SHEET DATA


                                                          1998                     1997
----------------------------------------------------------------          ---------------
Accounts receivable, net:
Trade accounts receivable                        $  53,618,657            $  28,225,088
Less reserve for returns and
  doubtful accounts                                  5,069,512                2,566,566
                                                 --------------           --------------
                                                 $  48,549,145            $  25,658,522
                                                 --------------           --------------
                                                 --------------           --------------
Inventories, net:
  Raw materials                                  $  16,814,657            $  10,160,377
  Work in process                                    2,922,442                8,704,357
  Finished goods                                    10,735,483                7,011,357
                                                 --------------           --------------
                                                    30,472,582               25,876,091
  Less reserve for obsolescence                      3,106,658                2,192,779
                                                 --------------           --------------
                                                 $  27,365,924            $  23,683,313
                                                 --------------           --------------
                                                 --------------           --------------
Property, equipment and improvements:
  Land                                           $   2,774,300            $   1,800,000
  Buildings                                         19,912,614               10,522,285
  Improvements                                         554,932                  629,240
  Equipment                                         20,859,857               18,377,899
  Purchased software                                 6,968,127                5,186,787
  Furniture and fixtures                               929,889                  927,859
                                                 --------------           --------------
                                                    51,999,720               37,444,070
Less accumulated depreciation                       18,008,797               13,826,374
                                                 --------------           --------------
                                                 $  33,990,923            $  23,617,696
                                                 --------------           --------------
                                                 --------------           --------------
Intangible assets:
  Purchased technology                           $  15,910,858            $     910,859
  License agreements                                 3,476,400                1,133,900
  Assembled workforce                                1,800,000
  Other                                              1,483,836                1,772,035
  Goodwill                                          14,529,328                6,364,242
                                                 --------------           --------------
                                                    37,200,422               10,181,036
Less accumulated amortization                        5,845,939                3,304,439
                                                 --------------           --------------
                                                 $  31,354,483            $   6,876,597
                                                 --------------           --------------
                                                 --------------           --------------


7  >>  BORROWING UNDER LINE OF CREDIT AGREEMENTS


     The Company maintains lines of credit with various financial institutions which provide for borrowings of up to $25,707,000. As of September 30, 1998, $10,707,000 has been borrowed under these line of credit agreements. These line of credit agreements are uncollateralized and provide for interest rates ranging from 4.5% to 10.6% as of September 30, 1998.


                                                         33
                                                         DIGI INTERNATIONAL INC.

8 >>  LONG-TERM DEBT


Long-term debt consists of the following at September 30, 1998

----------------------------------------------------------------------------
5.5% fixed rate long-term collateralized note                 $   1,854,490
5.2% fixed rate long-term collateralized note                     1,256,240
6.0% fixed rate long-term collateralized note                       538,450
6.3% fixed rate long-term collateralized note                     4,784,959
Variable rate long-term collateralized note                         250,000
Long-term collateralized mortgage note                              623,471
6.0% fixed rate long-term uncollateralized note                   1,555,010
6.0% to 10.6% subsidized long-term notes                            525,851
                                                             ---------------
                                                              $  11,388,471
Less current portion                                                264,025
                                                             ---------------
                                                              $  11,124,446
                                                             ---------------
                                                             ---------------

     The 5.5% fixed rate long-term note is payable in semi-annual installments beginning September 2000. The 5.2% fixed rate long-term note is payable in semi-annual installments beginning June 2001. The 6.0% fixed rate long-term note is due in full on September 30, 2003. The 6.3% fixed rate long-term note is payable in semi-annual installments beginning March 2000. These notes are collateralized by land, buildings and equipment with a book value of $10,576,458. Interest on the notes is payable on a quarterly basis.

     The variable rate long-term collateralized note is payable in quarterly principal payments and monthly interest payments. The interest rate is the bank's lending rate plus 0.75%. This rate as of September 30, 1998 was 9.25%. The note is collateralized by accounts receivable, inventory and property and equipment with a book value of $4,713,573.

     The Long-term mortgage note bears interest at a fixed rate of 8.85% through February 2003 and then at prime plus 2.5%. The rate of interest is subject to adjustment every five years with a maximum rate of 12.5% for years 10-15 and 14.5% for years 15-20. The note and interest is payable in monthly installments. The note is collateralized by a building and certain equipment of the Company.

     The 6.0% fixed rate long-term uncollateralized note is due in full in November 2001. Interest is payable annually.

     The subsidized long-term notes bear interest rates ranging from 6% to 10.6% and are due at various dates through 2006. All borrowings under these notes are uncollateralized.

     Aggregate maturities of long-term debt are as follows:


FISCAL YEAR
---------------------------------------------------
1999                                  $    264,025
2000                                       436,291
2001                                       462,562
2002                                     2,048,046
2003                                     1,131,762
Thereafter                               7,045,785
                                     --------------
                                      $ 11,388,471
                                     --------------
                                     --------------



9  >>  INCOME TAXES


     The components of the provision for income taxes for the years ended September 30, 1998, 1997, and 1996 are as follows:



                                              1998                     1997                     1996
---------------------------------------------------            -------------            -------------
Currently payable:
  Federal                             $  9,768,928             $  1,737,116             $  6,977,337
  State                                    766,704                  142,457                  920,956
  Deferred                                (790,544)              (1,787,933)                (393,153)
                                      -------------            -------------            -------------
                                      $  9,745,088             $     91,640             $  7,505,140
                                      -------------            -------------            -------------
                                      -------------            -------------            -------------



     The net deferred tax asset as of September 30, 1998 and 1997 consists of the following:


                                              1998                     1997
---------------------------------------------------            -------------
Valuation reserves                     $ 2,673,443              $ 1,740,540
Inventory valuation                        430,501                  800,364
Compensation costs                       1,007,367                  248,470
Depreciation                               102,133                  193,525
                                     -------------            -------------
Net deferred tax asset                 $ 4,213,444              $ 2,982,899
                                      -------------            -------------
                                      -------------            -------------



     The reconciliation of the statutory federal income tax rate with the effective income tax rate for the years ended September 30, 1998, 1997, and 1996 is as follows:


                                              1998        1997         1996
---------------------------------------------------       ------       -----
Statutory income tax rate                    (35.0)%     (34.0)%       35.0%

Increase (reduction) resulting from:
  Utilization of research and
  development tax credits                                 (0.9)        (1.7)

  Utilization of low income
  housing credits                              2.8         1.7

  State taxes, net of federal benefits         3.9                      3.6

  AetherWorks Corporation net
  operating loss                                          12.5          8.0

  AetherWorks Corporation write-off                        9.6

  Acquired in-process research
  and development                            106.3

  Restructuring charges                                    9.3

  Tax contingencies                                        4.7

  Foreign and other                           (2.5)       (2.8)        (0.2)
                                             ------       ------      ------
                                              75.5%        0.1%        44.7%
                                             ------       ------      ------
                                             ------       ------      ------


10  >>  STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN


     The Company's stock option plan (the Stock Option Plan) provides for the issuance of nonstatutory stock options and incentive stock options (ISOs) to key employees and nonemployee board members holding less than 5% of the outstanding shares of the Company's common stock. The Company's Non-Officer Stock Option Plan (the Non-Officer Plan and, together with the Stock Option Plan, the Plans), provides for the issuance of nonstatutory stock options to key employees who are not officers or directors of the Company.


                     34
DIGI INTERNATIONAL INC.

     The option price for ISOs and non-employee directors options granted under the Stock Option Plan is set at the fair market value of the Company's common stock on the date of grant. The option price for nonstatutory options granted under the Plans is set by the Compensation Committee of the Board of Directors. The authority to grant options under the Plans and set other terms and conditions rests with the Compensation Committee. The Stock Option Plan terminates in 2006. The Non-Officer Plan does not have a designated termination date.

     During the years ended September 30, 1998, 1997, and 1996, 287,882, 50,106, and 114,192 shares of the Company's Common Stock, respectively, were issued upon the exercise of options for 289,353, 50,167, and 123,959 shares, respectively. The difference between shares issued and options exercised results from the provision in the Plans allowing employees to elect to pay their withholding obligation through share reduction. Withholding taxes paid by the Company as a result of the share withholding provision amounted to $28,871 in 1998, $5,171 in 1997, and $186,927 in 1996.

     During the year ended September 30, 1998 the Board of Directors authorized the issuance of incentive stock options for the purchase of 486,631 shares. In addition, the Board of Directors authorized the issuance of nonstatutory stock options for the purchase of 543,461 shares, at prices below the market value of the stock on the grant dates.

     During the year ended September 30, 1997 the Board of Directors authorized the cancellation and reissue of nonstatutory stock options to certain employees for the purchase of 823,326 shares, at an exercise price below the market value of the stock. Under this authorization, the original option issues were canceled and new options were issued with a new four-year vesting schedule. During the year ended September 30, 1996, the Board of Directors authorized the issuance of nonstatutory stock options for the purchase of 2,500 shares at prices below the market value of the stock on the grant date.

     The difference between the option price and market value at the date of grant for the above option arrangements has been recorded as additional paid-in capital with an offsetting debit within stockholders' equity to unearned stock compensation. The compensation expense related to these option grants is amortized to operations over the contractual vesting period in which employees perform services and amounted to $1,012,440 in 1998, $244,569 in 1997, and $204,793 in 1996.

     Stock options and common shares reserved for grant under the Plans are as follows:

STOCK OPTIONS


                                                                   WEIGHTED
                                                                    AVERAGE
                                         AVAILABLE     OPTIONS        PRICE
                                         FOR GRANT OUTSTANDING    PER SHARE
-------------------------------------------------- -------------  ----------
BALANCES,
SEPTEMBER 30, 1995                       1,318,038   1,497,095      $ 16.41

Granted                                 (1,186,525)  1,186,525        20.67
Exercised                                             (123,959)       11.38
Cancelled                                  223,001    (223,001)       22.18
                                       ----------- -------------
BALANCES,
SEPTEMBER 30, 1996                         354,514   2,336,660      $ 18.14

Additional shares
approved for grant                         500,000
Granted                                 (1,509,701)  1,509,701         8.62
Exercised                                              (50,617)        7.71
Cancelled                                1,879,636  (1,879,636)       19.01
                                       ----------- -------------
BALANCES,
SEPTEMBER 30, 1997                       1,224,449   1,916,108      $ 10.01

Additional shares
approved for grant                         750,000
Granted                                 (1,254,525)  1,254,525      $ 15.96
Exercised                                             (289,353)        8.56
Cancelled                                  150,013    (150,013)       12.79
                                       ----------- -------------

BALANCES,
SEPTEMBER 30, 1998                         869,937   2,731,267      $ 12.75
                                       ----------- -------------
                                       ----------- -------------


     Commencing April 1996, the Company has sponsored an Employee Stock Purchase Plan (the Purchase Plan) which covers all domestic employees with at least 90 days of service. The Purchase Plan allows eligible participants the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three-month offering period. Employee contributions to the plan were $658,118 in 1998, $534,327 in 1997, and $200,888 in 1996. Pursuant to the Purchase Plan, 37,398, 69,402, and 8,835 shares were issued to employees during the fiscal years ended 1998, 1997 and 1996, respectively. As of September 30, 1998, 384,365 shares are available for future issuances under the Purchase Plan.


11  >>  STOCK-BASED COMPENSATION


     In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options granted to employees are measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Such compensation costs, if any, are amortized on a straight-line basis over the option vesting schedule.


                                                         35
                                                         DIGI INTERNATIONAL INC.

  Had the Company used the fair-value-based method of accounting for its stock options granted in 1998, 1997 and 1996, and charged operations over the option vesting periods based on the fair value of options at the date of grant, net
(loss) income and net (loss) income per common share would have been changed to the following pro forma amounts:

                                              1998           1997        1996
--------------------------------------------------- -------------  -----------
Net (loss) income
    As reported                       $(22,658,871) $ (15,790,844) $9,300,220
    Pro forma                          (25,832,432)   (17,449,611)  8,536,111

Net (loss) income per share -
  basic
     As reported                           $ (1.65)       $ (1.18)     $ 0.70
     Pro forma                               (1.88)         (1.30)       0.64

Net (loss) income per share -
  assuming dilution
     As reported                           $ (1.65)       $ (1.18)     $ 0.68
     Per forma                             $ (1.88)       $ (1.30)     $ 0.63

     The weighted average fair value of options granted in fiscal years 1998, 1997 and 1996 was $12.29, $12.47 and $10.14, respectively. The weighted average fair value was determined based upon the fair value of each option on the grant date, utilizing the Black-Scholes option-pricing model and the following assumptions:

ASSUMPTIONS:                                  1998           1997        1996
--------------------------------------------------- -------------  -----------
Risk free interest rate                      5.49%          6.02%       5.99%
Expected option holding period             4 years        4 years     4 years
Expected volatility                            60%            40%         50%
Expected dividend yield                          0              0           0


At September 30, 1998, the weighted average exercise price and remaining life of the stock options are as follows:


RANGE OF EXERCISE PRICES         $0.50   $2.36-3.19  $3.78-3.92   $5.91-8.88 $9.40-14.00  $14.50-21.50 $22.00-29.25      TOTAL
-------------------------------------------------------------------------------------------------------------------------------
Total options outstanding        3,000      146,451      32,418    1,166,807     295,751       770,965      315,875  2,731,267
Weighted average remaining
  contractual life (years)        0.67         7.70        1.91         8.00        7.78          8.75         8.20       8.11
Weighted average exercise price $ 0.50       $ 2.53      $ 3.83       $ 7.73      $11.57        $17.98       $25.44    $ 12.75
Options exercisable              3,000      112,498      27,127      513,849     115,784       108,338       82,625    963,221
Weighted average exercise price
  of exercisable options        $ 0.50       $ 2.58      $ 3.84       $ 7.58     $ 11.87       $ 18.04      $ 24.17     $ 9.98



12  >>  SHARE RIGHTS PLAN

     The Company has adopted a share rights plan. Under the plan, the Company will distribute as a dividend one right for each share of the Company's common stock outstanding on June 30, 1998. Each right will entitle its holder to buy one one-hundreth of a share of a new series of junior participating preferred stock at an exercise price of $115, subject to adjustment. The rights will be exercisable only if certain ownership considerations are met. The Company will be entitled to redeem the rights prior to the rights becoming exercisable.


13  >>  COMMITMENTS

     The Company has entered into various operating lease agreements, the last of which expires in fiscal 2013. Below is a schedule of future minimum commitments under noncancellable operating leases:

FISCAL YEAR                    AMOUNT
--------------------------------------
1999                      $ 1,341,848
2000                        1,143,148
2001                          826,430
2002                          385,510
2003                           74,000
Thereafter                    836,000

Total rental expense for all operating leases for the years ended September 30, 1998, 1997 and 1996 was $1,786,715, $1,405,582 and $965,710, respectively.


14  >>  EMPLOYEE BENEFIT PLAN


The Company has a savings and profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code ("the Code"), whereby eligible employees may contribute up to 15% of their pre-tax earnings, not to exceed amounts allowed under the Code. In addition, the Company may make contributions to the plan at the discretion

                    36
DIGI INTERNATIONAL INC.

of the Board of Directors. The Company accrued $240,000 as a matching contribution for 1998. No Company contribution was made in 1997 or 1996.


15  >>  FOREIGN SALES AND MAJOR CUSTOMERS


     Foreign export sales, primarily to Europe, comprised 21.1%, 23.9%, and 20.0% of net sales for the years ended September 30, 1998, 1997 and 1996, respectively.

     During 1998, one customer accounted for 15.5% of net sales and 26% of the trade accounts receivable as of September 30, 1998, while another accounted for 13.7% of net sales and 10% of the trade accounts receivable as of September 30, 1998.

     During 1997, one customer accounted for 15.1% of net sales while another accounted for 10.5% of net sales. In addition, one customer accounted for 28% of the trade accounts receivable outstanding as of September 30, 1997.

     During 1996, one customer accounted for 13.9% of net sales and 11.8% of accounts receivable as of September 30, 1996, while another accounted for 13.4% of net sales and 14.3% of accounts receivable as of September 30, 1996.


16  >>  GEOGRAPHIC SEGMENTS


     Summary information regarding the Company's operations in the United States and international markets is presented below. International consists primarily of European operations.

                                 1998           1997          1996
--------------------------------------   ------------  ------------
NET SALES
United States            $171,385,998   $160,181,397   $188,897,751
International              11,545,672      5,416,540      4,253,147
                         ------------   ------------   ------------
Total                    $182,931,670   $165,597,937   $193,150,898
                         ------------   ------------   ------------
                         ------------   ------------   ------------

OPERATING INCOME (LOSS)
United States            $ 24,519,769   $  6,037,670   $ 19,682,936
International                (381,838)       103,548        414,411
                         ------------   ------------   ------------
Total (1)                $ 24,137,931   $  6,141,218   $ 20,097,347
                         ------------   ------------   ------------
                         ------------   ------------   ------------

IDENTIFIABLE ASSETS
United States            $138,552,610   $116,100,151   $128,820,114
International              22,182,057      2,211,185      1,118,715
                         ------------   ------------   ------------
Total                    $160,734,667   $118,311,336   $129,938,829
                         ------------   ------------   ------------
                         ------------   ------------   ------------

(1) EXCLUDES ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF $39,200,000 FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND ALSO EXCLUDES $1,020,000 AND $10,471,482 OF RESTRUCTURING CHARGES FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997, RESPECTIVELY.


17  >>  FOURTH QUARTER INFORMATION


     A provision for inventory obsolescence of $1.9 million was recorded during the three-month period ended June 30, 1998. This provision was reversed during the three-month period ended September 30, 1998.


18  >>  CONTINGENCIES


     During fiscal 1997, the Company and certain of its previous officers were named as defendants in a series of putative securities class action lawsuits in the United States District Court for the District of Minnesota on behalf of an alleged class of purchasers of its common stock during the period January 25, 1996 through December 23, 1996, inclusive, which were consolidated, through a Consolidated Amended Complaint filed in May 1997. Also in 1997, a similar but separate action was filed by the Louisiana State Employees Retirement System. The Consolidated Amended Complaint and the Louisiana Amended Complaint allege the Company and certain of its previous officers violated federal securities laws by, among other things, misrepresenting and/or omitting material information concerning the Company's operations and financial results. The Louisiana Amended Complaint also alleges misrepresentations in violation of state common law.

     In a decision issued on May 22, 1998, the District Court granted in part and denied in part the motions of the Company and its three former officers to dismiss the Consolidated Amended Complaint and the Louisiana Amended Complaint. The Court dismissed without leave to replead all claims asserted in both cases, except for certain federal securities law claims based upon alleged misrepresentations and/or omissions relating to the accounting treatment applied to the Company's AetherWorks investment. The Court also limited the claims asserted in the Louisiana Amended Complaint to the 11,000 shares of the Company's stock held subsequent to November 14, 1996. These claims remain pending against the Company and two of its former officers, Ervin F. Kamm, Jr. and Gerald A. Wall. Discovery in the actions is proceeding.

     Because the lawsuits are in preliminary stages, the ultimate outcomes cannot be determined at this time, and no potential assessment of the probable or possible effects of such litigation, if any, on the Company's financial position, liquidity or future operations can be made.

     In the normal course of business, the Company is subject to various claims and litigation. Management of the Company expects that these various litigation items will not have a material adverse effect on the results of operations or financial condition of the Company.

                                                         37
                                                         DIGI INTERNATIONAL INC.

REPORT OF MANAGEMENT  >>


TO THE STOCKHOLDERS OF DIGI INTERNATIONAL INC.

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

     The Company maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded, transactions are properly executed in accordance with management's authorization, and accounting records may be relied upon for the preparation of financial statements and other ?nancial information. The system is monitored by direct management review. Limitations exist in any system of internal control, based upon the recognition that the cost of the system should not exceed the benefits derived.

     The Company's consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. Their audit was conducted in accordance with generally accepted auditing standards. As part of their audits of the Company's consolidated financial statements, these independent accountants considered the Company's internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

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


/s/ Jerry Dusa

Jerry A. Dusa
President and Chief Executive Officer

/s/ William C. Nolte

William C. Nolte
Director of Finance and Controller



REPORT OF INDEPENDENT ACCOUNTANTS  >>


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF DIGI INTERNATIONAL INC.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Digi International Inc. and subsidiaries (the Company), at September 30, 1998 and 1997 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. As discussed in Note 5, the Company has recorded its investment in AetherWorks Corporation (AetherWorks) on the equity method; the 1997 and 1996 consolidated statements of operations include AetherWorks' net operating losses for the years ended September 30, 1997 and 1996 of $5,764,201 and $3,623,776, respectively. We did not audit the financial statements of AetherWorks, which statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for AetherWorks' net operating losses, is based solely on the report of other auditors.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
December 11, 1998

                    38
DIGI INTERNATIONAL INC.

QUARTERLY FINANCIAL DATA (UNAUDITED)  >>

                                                                                    QUARTER ENDED
IN THOUSANDS EXCEPT PER SHARE AMOUNTS                       DEC. 31           MAR. 31         JUNE 30     SEPT. 30
--------------------------------------------------------------------         --------       ---------    ----------
1998
    Net sales                                              $ 42,590          $ 45,059        $ 46,449     $ 48,833
    Gross margin                                             21,369            23,066          24,559(a)    25,399(a)
    Acquired in-process research and development                                                            39,200
    Restructuring                                                                                            1,020
    AetherWorks Corporation gain                                                                1,350
    Net income (loss)                                         3,842             4,665           6,411      (37,577)
    Net income (loss) per share - basic                        0.28              0.35            0.47        (2.62)
    Net income (loss) per share - assuming dilution            0.27              0.33            0.45        (2.62)

1997
    Net sales                                              $ 42,236          $ 40,393        $ 40,843     $ 42,125
    Gross margin                                             19,640            19,294          20,118       21,063
    Restructuring                                                              10,471
    AetherWorks Corporation net loss                         (1,520)           (1,590)         (1,525)      (1,130)
    AetherWorks Corporation write-off                                                                       (5,759)
    Net (loss) income                                        (2,578)           (9,400)             67       (2,431)
    Net (loss) income per share - basic                       (0.19)            (0.70)           0.01        (0.29)
    Net (loss) income per share - assuming dilution           (0.19)            (0.70)           0.01        (0.29)

1996
    Net sales                                              $ 43,716          $ 47,973        $ 49,643     $ 51,819
    Gross margin                                             23,729            25,391          24,451       26,471
    AetherWorks Corporation net loss                           (279)             (656)         (1,204)      (1,485)
    Net income (loss)                                         4,522             4,620             (51)         209
    Net income per share - basic                               0.34              0.35            0.00         0.02
    Net income per share - assuming dilution                   0.33              0.34            0.00         0.02


THE SUMMATION OF QUARTERLY NET INCOME PER SHARE MAY NOT EQUATE TO THE YEAR-END CALCULATION AS QUARTERLY CALCULATIONS ARE PERFORMED ON A DISCRETE BASIS.

(a) A PROVISION FOR INVENTORY OBSOLESCENCE OF $1.9 MILLION WAS RECORDED DURING THE THREE-MONTH PERIOD ENDED JUNE 30, 1998. THIS PROVISION WAS REVERSED DURING THE THREE-MONTH PRERIOD ENDED SEPTEMBER 30, 1998.



                                                         39
                                                         DIGI INTERNATIONAL INC.

STOCKHOLDER AND INVESTOR INFORMATION  >>


STOCK LISTING

     The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock MarketSM under the symbol "DGII." At December 11, 1998, the number of holders of the Company's Common Stock was approximately 6,651 consisting of 333 record holders and approximately 6,318 stockholders whose stock is held by a bank, broker or other nominee.

     High and low sale prices for each quarter during the years ended September 30, 1998 and 1997, as reported on the Nasdaq Stock Market, were as follows:

STOCK PRICES

1998                     FIRST   SECOND     THIRD    FOURTH
------------------------------   ------   -------   -------
High                    $22.75   $28.62    $29.50    $28.25
Low                     $13.75   $17.00    $19.50    $ 9.62

1997                     FIRST   SECOND     THIRD    FOURTH
------------------------------   ------   -------   -------
High                    $18.75   $10.50    $11.75    $16.00
Low                     $ 8.63   $ 6.75    $ 5.13    $ 9.88


DIVIDEND POLICY

     The Company has never paid cash dividends on its common stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.

     The Company does not have a Dividend Reinvestment Plan or a Direct Stock Purchase Plan.


STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR

Norwest Bank Minnesota, N.A.
Norwest Shareowners Services
P.O. Box 64854
St. Paul, MN 55164-0854
651-450-4064
800-468-9716


LEGAL COUNSEL

Faegre & Benson LLP
2200 Norwest Center
Minneapolis, MN 55402-3901


INDEPENDENT PUBLIC ACCOUNTANTS

PricewaterhouseCoopers LLP
650 Third Avenue South
Minneapolis, MN 55402-4333


ANNUAL MEETING

The Company's Annual Meeting of Stockholders will be held on Wednesday, January 27, 1999, at 3:30 p.m., at the Marquette Hotel, 710 Marquette Avenue, Minneapolis, Minnesota.


INVESTOR RELATIONS

A copy of the Company's Form 10-K, filed with the Securities and Exchange Commission, is available free upon request. Contact:
   Sue Mickelson
   Investor Relations Administrator
   Digi International Inc.
   11001 Bren Road East
   Minnetonka, MN 55343
   or call 612-912-3104
   e-mail request to: ir@dgii.com

                    40
DIGI INTERNATIONAL INC.