Form 10-K, Exhibit 13
period 1999-09-30
DIGI INTERNATIONAL INC
filed 1999-12-29
CIK 854775

                               1999 ANNUAL REPORT






                        DIGI INTERNATIONAL INC.'s product line includes the most used communications adapter boards for server-based-systems. We have the products and partnerships to succeed in today's computing environment.

         Digi international (Nasdaq: DGII) is the world's leading supplier of multi-function adapters for server-powered communications. Digi's products, including its DataFire(R) digital adapters and AccelePort(R) multi-port serial adapters, are an integral part of server-based communications systems for applications such as point of sale, remote access, fax, routing, computer telephony and Internet access.
         Server-based communications solutions are a growing market, and offer several advantages over competitive solutions based on stand-alone proprietary boxes. These include low cost of ownership; increased flexibility and scalability; dependability and simplified training and support. Server-based solutions also offer channel partners the ability to add value and increase profits by using industry-leading standard PC servers, operating systems and best-of-breed software applications.
         Digi sells and markets its products through a global network of distributors, integrators, resellers and OEMs. The company maintains strong development and marketing partnerships with industry-leading hardware, software and operating system vendors. Digi also has a customer base that includes many of the world's largest companies, including IBM, AT&T, Siemens and others.
         Digi is based in Minnetonka, Minnesota, and employs more than 575 people worldwide.

This annual report, including the data set forth below, should be read in conjunction with Digi International Inc.'s Annual Report on Form 10-K for the year ended September 30, 1999, which includes Digi's financial statements, notes thereto and other information regarding the Company.

financial highlights


                                                                   1999           1998           1997            1996           1995
Net sales                                                    $  193,506     $  182,932     $  165,598      $  193,151     $  164,978
Acquired in-process research and development                                    16,065
Restructuring                                                       607          1,020         10,472
AetherWorks Corporation net operating loss                                                     (5,764)         (3,624)
AetherWorks Corporation gain (write-off)                                         1,350         (5,759)
Income (loss) before taxes                                        7,979          9,213        (15,699)         16,805         29,366
Net income (loss)                                                 3,192            (71)       (15,791)          9,300         19,331
Net income (loss) per share - basic                                0.22          (0.01)         (1.18)           0.70           1.42
Net income (loss) per share - assuming dilution                    0.22          (0.01)         (1.18)           0.68           1.39
Weighted average shares outstanding - basic                      14,711         13,730         13,393          13,324         13,656
Weighted average shares outstanding -
  assuming dilution                                              14,831         13,730         13,393          13,583         13,907

Working capital                                              $   59,946     $   37,896     $   61,979      $   69,696     $   74,061
Total assets                                                    176,330        191,521        118,311         129,939        126,043
Stockholders' equity                                            127,164        121,251         95,471         109,943        105,827
Book value per share                                               8.52           8.34           7.09            8.24           7.82
Number of employees                                                 583            703            481             698            605

(In thousands except per share amounts, percentages and number of employees)

To Our Stockholders

In July 1998, Digi completed the acquisition of two companies: ITK in Dortmund, Germany and Central Data in Champaign, Illinois. The strategy for fiscal 1999 was to enhance our seasoned serial port and LAN businesses and achieve significant market share in new high growth markets such as remote access and Internet telephony. The idea was to leverage the USB products of Central Data to spur sales in the serial port business and to exploit ITK's VoIP technology, allowing Digi to enter new high growth markets. Unusual circumstances dictated that this was not to be in fiscal 1999. Because of situations that emerged along the way, I would characterize fiscal 1999 as three distinct phases: change, stabilization and growth.

Phase I Change: By the onset of fiscal 1999, the process of integrating these entities into the Digi culture was in progress. The Central Data integration was moving along nicely, and by the end of January 1999, was virtually complete. However, at the end of the first quarter, the integration of ITK was still moving slowly and aggravated by the departure of essential ITK employees. Expenses in Europe were at extraordinary levels, and ITK was losing ground in the fields of ISDN and VoIP. This situation was further complicated by the abrupt resignation of our CEO, Jerry Dusa, and an SEC inquiry questioning the $39.2 million IPR&D write-off in connection with the acquisitions of Central Data and ITK. An ongoing IRS audit on the capitalization of R&D expenses for 1993, 1994 and 1995 added to the list of problems needing prompt attention.

Phase II stabilization: In early February, Kris Krishnan, Doug Glader and I formed a team to stabilize the situation and operate the company until a new CEO could be recruited. Gene Olsen was hired as Chief Technical Officer, and Jon Nyland took over as Vice President of Manufacturing Operations. The first mission was to complete the ITK integration, downsize the organization in Europe and, in general, reduce overall expenses. About the same time, it was discovered that our domestic distributor channel was at an uncomfortable inventory level, clearly an untenable situation. By the end of March 1999, the following was accomplished:

         -ITK was integrated into Digi GmbH and expenses were under control.
          Head count was reduced, and redundant facilities were closed.
         -The distributor sales channel inventory was lowered to below normal levels.

By the end of the third quarter, corporate expenses were back to traditional levels, and the SEC's IPR&D inquiry along with the IRS audit were negotiated and settled.

Phase III Growth: Next, the team's attention focused on product development. An essential part of Digi's ongoing business is dependent on the new DataFire RAS product line. Many important OEMs requested evaluation units and it was essential to ensure strong support from the company. To this end, a large segment of the engineering department was mobilized to provide fast corrective response to any defects these customers encountered. After several months of digi international  2

                                                           3  digi international


intense testing, companies like IBM took their first shipments of DataFire in September for deployment with their AS400s. Other customers for this product include Tropico (the Brazilian telephone company) and the South African Telco, a clear validation of our technology.

         By fiscal year-end, our Sunnyvale operation was stabilized. All of Digi's European operations were consolidated into one company, Digi GmbH headquartered in Dortmund, Germany. The engineering team, located in Dortmund, upgraded the Netblazer 8500, which has led to increased sales activity for the ISDN and VoIP products. These are all positive signs for the future.

FINANCIAL ACCOMPLISHMENTS: At the beginning of February 1999, cash was at about $5 million and Digi's stock was about $6 per share. On September 30, cash exceeded $34 million and the stock was at about $14 per share, a definitive increase in shareholder value. Despite a tumultuous year, revenue grew 6 percent. Earnings were somewhat distorted due to the amortization costs associated with the two acquisitions and the resulting high effective tax rate. However, our operating income is a strong indicator of our success. These results leave the company well-positioned financially going forward.

         The real strength of Digi International lies in the accomplishments of our employees. Their talent and commitment are vital to our future. During this period, our middle management stepped up to handle some difficult tasks. Special thanks go to Bill Lohse, Brian O'Rourke and Joe Toste. Clearly, the company has demonstrated that it can recover from the most adverse circumstances and emerge stronger and more confident to take on the future. Also, we thank Willis Drake, who is stepping down from the board of directors, for his many years of service and his contributions to Digi.

         With our newly elected CEO Joe Dunsmore at the helm, I am confident that our company is in capable hands. Joe brings the market experience and determination to accelerate the growth of Digi International.

                                       John P. Schinas
                                       December 10, 1999

Joe Dunsmore Newly named CEO

"I watched Digi for nine months before coming on board. This company plays in a large and dynamic industry. There are no limits to our opportunities. What I think I can add is defining which track to take for growth, followed by solid execution. To do that, I'm spending the first 90 days on the road with our sales people and customers. At this point, I know we will leverage our experience in the small to medium-size business segment, and I'm excited about what we're pursuing in the open server and remote access markets."

Dunsmore's prior industry experience includes 17 years in executive management, product management, marketing positions and operations management at Lucent Microelectronics, 3Com and AT&T Paradyne.

[TECHNOLOGY. Digi's new communications products pack unprecedented connectivity into a standards-based server, handling functions once performed by separate modems and CSU/DSUs. Digi's DataFire family of digital adapters provides the widest compatibility and most powerful performance available, concentrating eight to 60 channels in a single PCI or CompactPCI slot, while supporting up to ISDN and T1/E1 connections. AccelePort RAS multi-modem adapters integrate four or eight channels in a single PCI slot at analog speeds to 56 Kbps/V.90+. Both product lines use digital signal processor (DSP) technology, resulting in the industry's highest density of on-board modems for a RAS concentrator.]

With the explosion of digital commerce, computer networks are fundamental to business every day, and those networks are increasingly built from standard components from multiple vendors. The rate of change of these systems to serve Internet and e-business initiatives demands distributed, modular and interoperable components. These market needs have not only validated the concept of server-based solutions, but have vastly broadened the available applications for them.

[Our products are the leading brand choice within our distribution channel.]

         Digi has the products and partnerships to succeed in this environment. For example, our DataFire product line is the most advanced communications adapter for Windows NT communications applications. Server-based communications have grown from simple multiuser connections ... to bulletin board systems...to remote access servers. Today, server-based systems support enterprise-wide and carrier-class communications systems. And these applications span all market categories in such capacities as Internet gateways, intranets, extranets, sales force automation, customer relationship management, call centers and unified messaging.

[Chart. Digi's Digital Server-Based Market Share is 32%, Source: International Data Corporation, 1998.]

         Open, server-based systems continue to prevail over closed proprietary systems due to their lower costs of ownership. In fact, Gartner Group recently said, "By 2005 only a few vendors will manufacture non-server-based products." Our open systems focus has allowed Digi to build and maintain long-term relationships with OEMs like Compaq, IBM and others, and operating systems vendors such as Microsoft, Novell and most recently, Red Hat. Value-added resellers (VARs) traditionally prefer open systems solutions -- when functionality is equal -- because it means they don't need trained experts on multiple proprietary technologies.

                                                            5 digi international


         Although networks are increasingly employing digital transmission technology, the majority still use analog phone lines. Our AccelePort products continue to be the leading choice for these users. DataFire products then provide an upgrade path to digital applications and round out a complete product portfolio to establish Digi as the leading vendor in this market. Standards-based systems are more readily networked. And networked systems allow the convergence of business applications.

         Microsoft has played a pivotal role in driving the server-based market, by embedding advanced services into its Windows operating system. With the advent of Windows 2000, capability and robustness have advanced. This includes telephony services, and also vital technologies such as directory services. These developments enable converged applications between products of different vendors, and they permit smaller scale networks to enjoy the same capabilities previously only available to large networks.

[Our open systems focus has allowed Digi to build and maintain long-term relationships with OEMs.]

[Chart]

Year                        Dollars
'98                           338
'99                           427
'00                           532
'01                           637
'02                           750


                    Worldwide Server-Based
                    RAS Market, 1998-2000
                 (estimated end-user revenues
                         in millions)
         source: International Data Corporation, 1998

         Digi International has supported Windows networks from the very beginning, and this means that Digi products are installed in more Windows Routing and Remote Access Services (RRAS) installations worldwide than any other vendor. As these Windows systems take on new tasks, DataFire adapters are one of the most trusted and familiar brands among network installers.

[NEW MARKETS. With data and voice traffic converging at the network server, Digi will emerge as a premier provider of server-based computer telephony applications. To date, the computer telephony industry has been dominated by proprietary solutions. The combined calendar year 2000 RAS and computer telephony integration (CTI) markets represent an estimated $1.2 billion opportunity, growing at 32 percent annually. The open systems RAS adapter market is estimated to reach $750 million in 2002, while the market for multi-function, open systems CTI adapters, as measured by Frost and Sullivan, is expected to top $2 billion by 2004.]

[PARTNERS. Digi is the only vendor providing both digital and analog products for remote access connectivity using RAS in Windows 2000. Users can quickly configure Digi's products by clicking on the Digi icon in Windonws' Add New Hardware Wizard, a new feature of Windows 2000. Digi's AccelePort products are the first products of their kind to be listed under the Wizard's Serial Port Device Class. "Communications, including remote access, is a critical, growing market that Windows NT addresses today very effectively, and this offering gets even more compelling for customers in Windows 2000, said Mark Lee, product manager of Windows Communications, Microsoft Corporation.]

         Small and medium-size businesses comprise more than 98 percent of all business enterprises in the world, and these organizations are rapidly installing networks. These customers do not, as a rule, have IT departments or large computing budgets. Therefore, they require solutions on a smaller scale -- though with many of the same functions as larger systems -- that they can begin using immediately. According to International Data Corporation, "By 2000, entry servers will grow to be larger than the combined mid-range and high-end server markets. It is essential for all global server vendors to have a strong commitment to this critical segment of the market."

[Digi's commitment is to provide the finest communications interface for leading standards-based server systems.]

         Digi has served small and medium applications for almost 15 years -- so Digi's reputation for support and ease-of-use is firmly established. This is an enviable position against competitors who only understand the needs of very large networks. We fully intend to leverage this advantage and our experience.

         One of the key new technologies is computer telephony integration (CTI) -- the merging of data and phone networks. CTI will drive sales of IT equipment to new heights, as the benefits of automating elements of customer service become apparent. Digi's advanced development in this field has achieved design wins with major technology partners and made us a viable player in telecommunications carrier markets as well as corporate computing environments.

         The success of open-systems standards has affected competition in a variety of ways. Application developers can count on a consistent set of operating systems services, and concentrate on providing the most innovative solutions to business problems. This benefits users, because they can select from "best-of-breed" products in each product category, and it benefits

                                                            7 digi international


Digi, since we can dedicate ourselves to providing functions to operating systems and applications instead of developing the applications ourselves. This focus on "core competency" allows Digi to maintain a market leadership position in remote access markets and expand that specialization expertise across a wide range of vertical markets.

[Digi products are installed in more RRAS installations worldwide than any other vendor.]

[Chart]
Year                               Dollars
'99                                 94.2
'00                                 181.2
'01                                 344.6
'02                                 601.1
'03                                 1,043
'04                                 2,000


                            Server-Based CTI Adapter
                  U.S. Market Growth (estimated, in millions)
                           source: Frost and Sullivan

         Digi recognizes -- and, in fact, it is the hallmark of open systems -- that customers will decide what is the best product for their particular needs. Digi's commitment to the market is to provide the finest communications interface for the leading standards-based server systems. This is possible because Digi can focus on interfacing with the most popular operating environments, and supporting the communications services and protocols that ~enable converged applications.

         For example, our adoption of digital signal processor (DSP) technology provides a highly versatile platform, allowing a single engineering group to program added value into multiple product lines. It also allows Digi to support the latest communication devices like 56K modems and the foundation to support the advanced UNIX operating environments like Sun Solaris, IBM AIX and HP/UX, as well as open source software like Linux.

         Digi's emphasis on supplying best-of-breed solutions has aligned us with market drivers like Microsoft, Sun, Intel and Linux. Our products are the leading brand choice within our distribution channel, known for their quality, versatility and ease of integration. The result: Digi is well-positioned to dominate our niche in the growing open systems, server-based market.


[OPPORTUNITY. Digi's products currently sell strongest in small and medium enterprises (SMEs), and chiefly among analog multiuser and analog RAS applications. Due to the abundance and low cost of analog connections, digital connections for the emerging SMEs are still in the very early stages but represent a tremendous growth opportunity. In the United States alone, there are over 9.2 million SME organizations. One of the most significant markets for these products is Microsoft Windows NT and 2000, where Digi leads analog connections. This leadership, coupled with a new state-of-the-art product line, means there are few vendors as well-positioned as Digi to dominate the SME segment.]

DIRECTORS AND OFFICERS

DIRECTORS

JOHN P. SCHINAS (3)
Mr. Schinas is a founder of the Company and has been its Chairman of the Board since July 1991. He has been a member of the Board of Directors since the Company's inception in July 1985 and served as the Company's CEO from July 1985 to January 1992 and interim CEO from February to October 1999.

JOSEPH T. DUNSMORE
Mr. Dunsmore has been a member of the Board of Directors and President and Chief Executive Officer of the Company since October 24, 1999. Mr. Dunsmore has more than 17 years' experience in the data communications and telecommunications industries and has held executive management positions in a number of companies including Paradyne, AT&T Paradyne, U.S. Robotics, 3Com and, most recently, Lucent Technologies, where he served as Vice President of Access in the Microelectronics Group.

WILLIS K. DRAKE (2)
Mr. Drake has been a member of the Board of Directors since 1987 and a private investor since 1983.

RICHARD E. EICHHORN (2)(3)
Mr. Eichhorn has been a member of the Board of Directors since 1987. Since April 1992, Mr. Eichhorn has been a private investor.

KENNETH E. MILLARD (2)
Mr. Millard has been a member of the Board of Directors since October 1999. He has been the President and COO of Telular Corp., a tele-communications company, since April 1996. Mr. Millard has held various executive management positions in the telecommunications industry and worked as an attorney for AT&T and Wisconsin Bell. Mr. Millard continues to serve as a director of Telular and also serves as a director of Omnitech, a private corporation.

ROBERT S. MOE (1)(2)
Mr. Moe has been a member of the Board of Directors since October 1996. From 1981 to his retirement in 1993, he was the Chief Financial Officer of Polaris Industries, a manufacturer of snowmobiles, all-terrain vehicles and personal watercraft.

MYKOLA MOROZ (1)
Mr. Moroz has been a member of the Board of Directors since July 1991. Mr. Moroz was a founder of the Company and CEO from January 1992 to September 1994. Mr. Moroz was Chief Operating Officer of the Company from July 1991 to January 1992. From October 1985 to July 1991, he occupied various management positions with the Company. He is now a private consultant.

DAVID STANLEY (1)(3)
Mr. Stanley has been a member of the Board of Directors since 1990. Mr. Stanley is the retired Chairman and CEO of Payless Cashways, Inc., a building materials retailer.

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance and Nominating Committee


EXECUTIVE OFFICERS

JOSEPH T. DUNSMORE
President and Chief Executive Officer

DOUGLAS J. GLADER
Executive Vice President and Chief Operating Officer

SUBRAMANIAN KRISHNAN
Senior Vice President and Chief Financial Officer

CORPORATE SECRETARY

JAMES E. NICHOLSON
Partner, Faegre & Benson LLP

CORPORATE GOVERNANCE

The majority of the Board's membership is comprised of non-employee directors.

The compensation and audit committees are comprised of all non-employee directors.

The positions of Chairman of the Board and Chief Executive Officer are separate.

The Digi logo is a registered trademark of Digi International. All other brand names or product names used herein are trademarks or registered trademarks of their respective holders.



digi international  8

STOCKHOLDER AND INVESTOR INFORMATION

STOCK LISTING The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market(TM) under the symbol "DGII." At December 10, 1999, the number of holders of the Company's Common Stock was approximately 8,028 consisting of 356 record holders and approximately 7,672 stockholders whose stock is held by a bank, broker or other nominee.

High and low sale prices for each quarter during the years ended September 30, 1999 and 1998, as reported on the Nasdaq Stock Market, were as follows:


STOCK PRICES

1999             FIRST               SECOND           THIRD         FOURTH

High            $16.38               $11.75          $11.00         $13.50

Low             $ 8.56               $ 6.25          $ 6.25         $ 9.88

1998             FIRST               SECOND           THIRD         FOURTH

High            $22.75               $28.62          $29.50         $28.25

Low             $13.75               $17.00          $19.50         $ 9.62


DIVIDEND POLICY
The Company has never paid cash dividends on its Common Stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foresable future.

The Company does not have a Dividend Reinvestment Plan on a Direct Stock Purchase Plan.


STOCKHOLDER INFORMATION
Transfer Agent and Registrar
Norwest Bank Minnesota, N.A.
Norwest Shareowners Services
P.O. Box 64864
St. Paul, MN 55164-0854
651-450-4004
800-468-9716


Legal Counsel
Faegre & Benson LLP
2700 Norwest Center
Minneapolis, MN 55402-3901

Independent Public Accountants
PricewaterhouseCoopers LLP
650 Third Avenue South
Minneapolis, MN 55402-4333

Annual Meeting
The Company's Annual Meeting of Stockholders will be held on Wednesday, January 26, 2000, at 3:30 p.m., at the Marquette Hotel, 710 Marquette Avenue, Minneapolis, Minnesota.

Investor Relations
A copy of the Company's Form 10-K, filed with the Securities and Exchange Commission, is available free upon request. Contact:

Investor Relations Administration
Digi International Inc.
11001 Brew Road Last
Minnetonka, MN 55343
or call 612-912-DIGI
e-mail request to ir@digi.com

CORPORATE OFFICE                         INTERNATIONAL OFFICES                       Digi International N.V.
                                                                                     Keizersgracht 62-64
Digi International                       Digi International GmbH                     1015 CS Amsterdam,
11001 Bren Road East                     Joseph-von-Fraunhofer n Str. 23             The Netherlands
Minnetonka, MN 55343                     D-44227 Dortmund                            TEL: +31-20-5207-556
TEL: 612-912-3444                        Germany                                     FAX: +31-20-5207-972
FAX: 612-912-4991                        TEL: +49-231-97-47-0
                                         FAX: +49-231-97-47-111                      Digi International Denmark
NORTH AMERICAN SALES OFFICES                                                         Hejreskovvej 18C 1.9.8
Digi International                       Digi International Limited                  DK-3490 Kvistgaard, Denmark
11001 Bren Road East                     Knightway House                             TEL: +45-49-17-70
Minnetonka, MN 55343                     Park Street                                 FAX: +45-49-17-70-91
TEL: 800-344-4273, 612-912-3444          Bagshot
FAX: 612-912-4952                        Surrey GU 195AK                             Digi International Asia Pte Ltd.
                                         United Kingdom                              13 06 Lower 'A', 391A Orchard Road,
Digi International                       TEL: +44-1276-853-600                       Ngee Ann City, Singapore 238837
1299 Orleans Drive                       FAX: +44-1276-453-674                       TEL: +65-732-1318
Sunnyvale, CA 94089                                                                  FAX: +65-732-1312
TEL: 800-466-4526                        Digi International Sarl
FAX: 408-744-2793                        2 rue de L'Eglise                           Digi International (HK) Limited
                                         92200 Neuilly sur Seine                     Suite 1101-02, 11/F
Digi International                       France                                      K Wah Centre
Government Systems                       TEL: +33-1-55-61-98-98                      191 Java Road
10000 Falls Road, Suite 203              FAX: +33-1-55-61-98-99                      North Point
Potomac, MD 20854                                                                    Hong Kong
TEL: 301-983-4699                        Digi International Australia Pty. Ltd.      TEL: +852-2833-1008
FAX: 301-983-4542                        Unit 10, 10 Gladstone Street                FAX: +852-2572-9989
                                         Castle Hill, NSW 2154
                                         Australia
                                         TEL: +61-2-9680-8944
                                         FAX: +61-2-9680-9178




DIGI INTERNATIONAL INC.
11001 Bren Road East
Minnetonka, MN 55343
TEL: 612-912-3444
FAX: 612-912-4991 (central fax)
nasdaq national market; DGII
www address: www.digi.com
e-mail address: info@digi.com