Form 10-K, Exhibit 13
period 2000-09-30
DIGI INTERNATIONAL INC
filed 2000-12-21
CIK 854775

                                                                      EXHIBIT 13

                               2000 Annual Report

Digi International (NASDAQ: DGII) is the worldwide leader in connecting peripherals to networks. From multiport serial control to USB connectivity to remote access to LAN infrastructure, Digi's products enable a virtually unlimited number of devices or users to be connected locally or remotely to LANs, multi-user systems and the Internet. The Company's products are compatible with all PC platforms, including Compaq, IBM, Hewlett-Packard and Sun Microsystems, as well as popular operating systems, such as Microsoft Windows 2000, Novell NetWare, Linux and UNIX.

Digi sells and markets its products through a global network of distributors, systems integrators, Value Added Resellers (VARs) and Original Equipment Manufacturers (OEMs). The company also sells direct to select accounts and the government. With sales offices located throughout North America, Europe, Australia and Asia, Digi products are available through 180 distributors in more than 65 countries. More than 650 VARs participate in the DigiVAR Program, introduced in July 1993. Digi is headquartered in Minnetonka, Minn., a suburb of Minneapolis, and employs 525 people worldwide.

This annual report, including the data set forth below, should be read in conjunction with Digi International Inc.'s Annual Report on Form 10-K for the year ended September 30, 2000, which includes Digi's financial statements, notes thereto and other information regarding the company.

2000 Financial Highlights

                                            2000       1999      1998       1997       1996
Net sales                                $132,525   $193,506   $182,932   $165,598   $193,151
Acquired in-process
research and development                                         16,065
Restructuring                               1,382        607      1,020     10,472
AetherWorks Corporation net operating
loss                                                                        (5,764)    (3,624)
AetherWorks Corporation gain
(write-off)                                                       1,350     (5,759)
(Loss) income before taxes                (21,163)     7,979      9,213    (15,699)    16,805
Net (loss) income                         (16,825)     3,192        (71)   (15,791)     9,300
Net (loss) income
per share - basic                           (1.12)      0.22      (0.01)     (1.18)      0.70
Net (loss) income per share -
assuming dilution                           (1.12)      0.22      (0.01)     (1.18)      0.68
Weighted average shares outstanding -
basic                                      15,062     14,696     13,730     13,393     13,324
Weighted average shares outstanding
-assuming dilution                         15,062     14,831     13,730     13,393     13,583
Working capital                          $ 78,085   $ 59,946   $ 37,896   $ 61,979   $ 69,696
Total assets                              142,922    176,330    191,521    118,311    129,939
Stockholders' equity                      113,459    127,164    121,251     95,471    109,943
Book value per share                         7.45       8.52       8.34       7.09       8.24
Number of employees                           525        583        703        481        698

        (In thousands except per share amounts and number of employees)

Upon joining Digi in October 1999, I had the opportunity to spend the better part of the first 90 days on the road with our sales people and customers to understand Digi's position in the market and opportunities for growth. In the process it became clear that our business was in the midst of some fundamental challenges. The market for asynchronous serial connectivity products, a market Digi has led for many years, was experiencing continued erosion. The Y2K lockdown impact on our business was proving to be much more severe than originally expected. Simultaneously, development delays and a changing competitive landscape in the remote access market threatened Digi's ability to gain share. Finally, the local area network media conversion market, represented by our MiLAN products, was shifting to fiber connectivity as network hubs and switches increasingly became commodities.

Our mission for fiscal 2000 quickly became clear: Digi must rebuild to create a solid foundation for growth, refocus its efforts to reach growth markets, and, most importantly, execute crisply against our new objectives. We executed against these objectives in parallel throughout the year.

                                            Joe Dunsmore

Rebuild
We identified leadership as an element critical to Digi's success, and quickly began to fill vacancies in the senior management team. Over the course of the year, we brought aboard new vice presidents of engineering (Joel Young), sales (Gregg Wilkes), marketing (Burk Murray) and European operations (Bruce Berger), each with significant experience in his field. In addition, we added critical horsepower to our sales and product management teams.

I was elected Chairman of the Board after John Schinas' retirement, and want to acknowledge his tremendous contribution to Digi over the years.

Early in the year we determined that we needed to build a dedicated sales team at our Sunnyvale operation to rebuild the revenue stream in that part of our business. The MiLAN team acted aggressively to fill out the roster, which resulted in three quarters of sequential growth to finish the year.

Research and development was restructured to improve performance in meeting development commitments and in creating innovative products. An influx of new engineers in the wireless communications and Microsoft Windows drivers areas has added to our skill set and revitalized existing talent. A platform development focus will help us reduce time-to-market on new products.

In our fourth fiscal quarter, after careful analysis, we undertook an aggressive restructuring designed to move our European operations to profitability. Our discontinuation of the NetBlazer Voice over Internet Protocol (VoIP) product line, for which we took a charge in our second fiscal quarter, allowed us to reallocate research and development resources to focus on our new strategy. The restructured European organization is now a sales and marketing hub, with a focus on asynchronous, terminal server, and Universal Serial Bus (USB) products, and MiLAN media conversion and fiber connectivity product lines sold through the existing two-tier distribution network. The restructuring includes the transition of all product development, technical support and manufacturing functions to Digi's corporate headquarters.

[Chart]
Valuation Measures

             1999               1st Quarter  2nd Quarter  3rd Quarter   4th Quarter
Book Value Per Share               $8.35        $8.26        $8.46         $8.57
Tangible Book Value Per Share      $4.18        $4.34        $4.91         $5.35
Net Cash Per Share                 $0.27        $0.77        $1.75         $2.34

             2000               1st Quarter  2nd Quarter  3rd Quarter   4th Quarter
Book Value Per Share               $8.37        $7.66        $7.75         $7.45
Tangible Book Value Per Share      $5.43        $6.03        $6.24         $6.38
Net Cash Per Share                 $2.54        $3.21        $3.40         $3.87

             During the past eight quarters, tangible book value increased 53%.

Refocus
In April, after analyzing market forecasts, competitive intelligence, inputs from customers and technology trends, we created a strategic business and product plan to position Digi for market and technology leadership. Our most important objective was to identify Digi's opportunities to lead in markets with the potential for significant growth. The market for asynchronous serial cards had begun to erode, while demand was increasing for terminal server and USB connectivity products. In addition, new wireless networking technologies presented long-range opportunity to expand our markets. We established a new product roadmap and an action plan to better position the company to address these growth opportunities.

[Chart]
Quarterly LAN Revenue
Dollars (in millions)
                     1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
1999                    $5.70          $3.60         $5.20           $5.30
2000                    $2.50          $3.00         $3.20           $4.60

         During the fourth quarter of 2000, LAN revenue grew 41% to 4.5 million, compared to the third fiscal quarter.

Inside/Out Edgeport
As part of the action plan, we acquired Inside Out Networks, a leading developer of USB connectivity devices. These products, which are a key element of our strategy, fill a void in our product roadmap. The Austin, Texas, company has developed solid relationships with customers such as Agilent, Gateway, Harris, Hewlett-Packard, IBM, Lucent Technologies, Microsoft, Motorola, NCR, Siemens, Sun Microsystems and many others. The acquisition was concluded in early October, and complements Digi's strategic intent to provide the most comprehensive suite of local connectivity solutions to the market.

Naming Doug Glader General Manager of Digi's MiLAN division was another of the actions in support of the new plan. Under Doug's leadership, MiLAN has refocused on fiber connectivity, a fast growing technology sector, and has begun to show results in landing large accounts.

Execute
Throughout the year, we have migrated from an internally focused culture to an externally focused, results oriented organization. The results can be seen across all of Digi, in our rejuvenated MiLAN division, on our redesigned website, in our new advertisements and, especially, in revenues for the second half of the year, which met or exceeded analyst expectations.

With new management focus in sales, channel inventory and distributor return levels fell to historic lows as we began to manage the business more effectively. New regional managers have improved customer touch and created an organization dedicated to servicing Digi's VAR channel.

[Chart]
Inventory and Accounts Receivable


        1999           1st Quarter   2nd Quarter  3rd Quarter    4th Quarter
Inventory                $29.50        $28.50        $22.00         $22.40
Accounts Receivable      $43.10        $32.80        $35.30         $34.00


        2000           1st Quarter   2nd Quarter  3rd Quarter    4th Quarter
Inventory                $22.30        $24.90        $22.50         $19.70
Accounts Receivable      $30.20        $20.90        $21.60         $18.20

                    Channel inventory and distributor return
                          levels fell to historic lows

Going forward, we are committed to sequential revenue growth, and expect to reap the benefits of revitalized sales, marketing and development teams in creating and selling new products in high-growth markets.

Digi's existing products, channels, brand name recognition and technical expertise have differentiated us from competitors for more than a dozen years. With new technology and a new management team focused on execution, we are confident that Digi will lead new markets with far greater potential for growth.

[Chart]
Cash and Marketable Securities
Dollars (in millions)

                       1st Quarter   2nd Quarter  3rd Quarter    4th Quarter
1999                     $ 4.00         $11.00        $26.00       $35.00
2000                     $39.00         $48.00        $52.00       $59.00

             With continued focus on asset management and expense control, Digi is strongly positioned to lead new high-growth markets.

Directors and Officers
Directors

Joseph T. Dunsmore
Mr. Dunsmore has been a member of the Board of Directors and President and Chief Executive Officer of the Company since October 1999. In May 2000 he was elected Chairman of the Board. Mr. Dunsmore has more than 17 years experience in the data communications and telecommunications industries and has held executive management positions in a number of companies, including AT&T Paradyne, U.S. Robotics, 3Com and, most recently, Lucent Technologies, where he served as Vice President of Access Technologies in the Microelectronics Group.

Richard E. Eichhorn (2) (3)
Mr. Eichhorn has been a member of the Board of Directors since 1987. Since April 1992, Mr. Eichhorn has been a private investor.

Kenneth E. Millard (2) (3)
Mr. Millard has been a member of the Board of Directors since October 1999. He has been the President and COO of Telular Corporation, a telecommunications company, since April 1996. Mr. Millard has held various executive management positions in the telecommunications industry and worked as an attorney for AT&T and Wisconsin Bell. Mr. Millard continues to serve as a director of Telular and also serves as a director of two private corporations.

Robert S. Moe (1) (2)
Mr. Moe has been a member of the Board of Directors since October 1996. From 1981 to his retirement in 1993, he was the Chief Financial Officer of Polaris Industries, a manufacturer of snowmobiles, all-terrain vehicles and personal watercraft.

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

Michael Seedman
Mr. Seedman became a member of the Board of Directors in October 2000. Mr. Seedman founded Entrega Technologies, which he sold to Xircom in 1999. Prior to founding Entrega, he was Vice President of the Personal Communications Division at U.S. Robotics. Mr. Seedman was also founder and President of Practical Peripherals, which he grew to become a leading provider of data communications products, before selling the company to Hayes Microcomputer in 1989.

James Tucker
Mr. Tucker became a member of the Board of Directors in October 2000. Mr. Tucker is currently Vice President of Global Business Development for Open Port Technology. Prior to joining Open Port, Mr. Tucker served as Director of Strategic Sales Initiatives for 3Com Corporation and Director of Sales for the Network Systems Division at U.S. Robotics. Mr. Tucker's career began with 18 years at IBM in sales and general management positions.

Officers

Joseph T. Dunsmore
President, Chief Executive Officer and Chairman of the Board

Douglas J. Glader
Executive Vice President and General Manager of MiLAN Technology

Subramanian Krishnan
Senior Vice President, Chief Financial Officer and Treasurer

Bruce Berger
Vice President - Managing Director of European Operations

T. Burk Murray
Vice President of Marketing

Jon Nyland
Vice President of Manufacturing

Steve Popovich
Vice President and General Manager of Inside Out Networks

Gregory Wilkes
Vice President of Americas Sales

Joel Young
Vice President of Engineering

Corporate Secretary

James E. Nicholson
Partner, Faegre & Benson LLP

Corporate Governance

The majority of the Board's membership is comprised of non-employee directors.

The compensation, audit and corporate governance and nominating committees are comprised of all non-employee directors.

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance and Nominating Committee

(C)2000 Digi International. All rights reserved. Digi, Digi International and the Digi logo are either the trademarks or registered trademarks of Digi International Inc. in the U.S. and other countries. All other brand or product names are the trademarks of their respective holders.

Stockholder and Investor Information
Stock Listing
The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock MarketSM under the symbol "DGII." On December 8, 2000, the number of holders of the Company's Common Stock was approximately 7,196, consisting of 257 record holders and approximately 6,939 stockholders whose stock is held by a bank, broker or other nominee.

High and low sale prices for each quarter during the years ended September 30, 2000 and 1999, as reported on the Nasdaq Stock Market, were as follows:

Stock Prices
2000      first      second        third       fourth
High     $17.75      $15.13        $9.63        $9.06
Low      $10.06      $ 8.19        $4.63        $6.00

1999      first      second        third       fourth
High     $16.38      $11.75       $11.00       $13.50
Low      $ 8.56      $ 6.25       $ 6.25       $ 9.88

Dividend Policy
The Company has never paid cash dividends on its Common Stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.


The Company does not have a Dividend Reinvestment Plan or a Direct Stock Purchase Plan.

Stockholder Information
Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
Wells Fargo Shareowners Services
P.O. Box 64854
St. Paul, MN 55164-0854
651-450-4064
800-468-9716

Legal Counsel
Faegre & Benson LLP
2200 Wells Fargo Center
Minneapolis, MN 55402-3901

Independent Public Accountants
PricewaterhouseCoopers LLP
650 Third Avenue South
Minneapolis, MN 55402-4333

Annual Meeting
The Company's Annual Meeting of Stockholders will be held on Wednesday, January 24, 2001, at 3:30 p.m., at the Marquette Hotel, 710 Marquette Avenue, Minneapolis, Minnesota.

Investor Relations
A copy of the Company's Form 10-K, filed with the Securities and Exchange Commission, is available free upon request. Contact:

Investor Relations
Administrator
Digi International Inc.
11001 Bren Road East
Minnetonka, MN 55343
or call 952-912-DIGI
e-mail request to:
ir@digi.com

Corporate Office               International Offices
Digi International Inc.        Digi International GmbH      Digi International Australia
11001 Bren Road East           Joseph-von-Fraunhofer n      Pty. Ltd.
Minnetonka, MN 55343           Str. 23                      Unit 10, 10 Gladstone Street
TEL: 952-912-3444              D-44227 Dortmund             Castle Hill, NSW 2154
FAX: 952-912-4991              Germany                      Australia
                               TEL: +49-231-97-47-0         TEL: +61-2-9680-8944
                               FAX: +49-231-97-47-111       FAX: +61-2-9680-9178

American Sales Office          Digi International Sarl      Digi International (HK) Limited
                               2, rue de L'Eglise           Suite 1101-02, 11/F
Digi International Inc.        92200 Neuilly sur Seine      K Wah Centre
11001 Bren Road East           France                       191 Java Road
Minnetonka, MN 55343           TEL: +33-1-55-61-98-98       North Point
TEL: 800-344-4273,             FAX: +33-1-55-61-98-99       Hong Kong
     952-912-3444                                           TEL: +852-2833-1008
FAX: 952-912-4952                                           FAX: +852-2572-9989

MiLAN Technologies             Digi International Denmark   Digi International Asia Pte
1299 Orleans Drive             Hejreskovvej 18C,            Ltd.
Sunnyvale, CA 94089            DK-3490 Kvistgaard, Denmark  13-06 Tower `A', 391A Orchard
TEL: 800-466-4526              TEL: +45-49-17-70            Road,
FAX: 408-744-2793              FAX: +45-49-17-70-91         Ngee Ann City, Singapore 238837
                                                            TEL: +65-732-1318
                                                            FAX: +65-732-1312

Inside Out Networks
248 Addie Roy Rd.
Bldg. B, Ste. 103
Austin, TX 78746
TEL: 512-306-0600
FAX: 512-306-0694

Digi International Inc.
11001 Bren Road East
Minnetonka, MN 55343 TEL: 952-912-3444
FAX: 952-912-4991 (central fax)
nasdaq national market: dgii
www address: www.digi.com
e-mail address: info@digi.com
investor relations e-mail: ir@digi.com
(C)2000 Digi International Inc.