Form 10-K, Exhibit 13
period 2002-09-30
DIGI INTERNATIONAL INC
filed 2002-12-23
CIK 854775

                                                                      EXHIBIT 13






                              [DIGI CONNECTION(TM)]

--------------------------------------------------------------------------------
TO OUR STOCKHOLDERS,
--------------------------------------------------------------------------------

                                                                         [PHOTO]

Fiscal 2002 was a challenging year for the entire networking communications industry. However, despite the market turbulence, we focused on five areas we believe can position Digi as a strong company when we see an economic updraft:

o Divestiture and acquisition;
o New product introduction;
o Improved share position;
o Improved efficiency;
o Continued to maintain a strong balance sheet.

We feel we made good progress in all of these areas over the past year.

Divestiture and acquisition were strategic areas where we set our most aggressive goals in fiscal 2002. Digi further focused its Connectware strategy by divesting its DataFire(R) and MiLAN Technology product lines and by acquiring NetSilicon, a leading provider of Ethernet microprocessor solutions for intelligent networked devices.

Digi sold the unprofitable high density DataFire Remote Access Server (RAS) product and retained the profitable products, which allowed us to achieve profitability with the remaining products in the RAS product line in 2002. MiLAN was a low margin, unprofitable business that did not fit the core Digi Connectware strategy, so we were very pleased to successfully sell that business for cash. NetSilicon is a very good fit with the Digi Connectware strategy of supplying our targeted vertical markets with products that make it easy to connect devices to networks. NetSilicon's embedded Ethernet microprocessor based products are the next generation solution for native connection of devices to networks. Digi is already beginning to realize the financial benefits of these transactions since gross margins increased from 49 percent in fiscal 2001 to 55 percent in fiscal 2002, primarily a result of improved operating efficiency, the divestiture of MiLAN, and the acquisition of NetSilicon.

In 2002, Digi placed a high priority on striving to become a more innovative company with more highly differentiated products. Digi introduced the industry's first Universal Serial Bus (USB) over Internet Protocol (IP) concentrator called AnywhereUSB(TM) which allows USB-enabled devices to be connected anywhere on a wired or wireless Local Area Network (LAN). In fact, AnywhereUSB(TM) was one of the three finalists for PC Magazine's 2002 Award for Technical Excellence in the Networking category. We expect this product to give us a significant time-to-market advantage over our competitors. Digi also introduced the Digi One IA RealPort(TM), a product that can network enable virtually any serial device in the industrial automation environment, and was acknowledged by Veritest to be significantly better than competing products by generating the lowest latency of all products tested. Additionally, Digi launched the

WatchPort USB Camera and the WatchPort Sensor Series, which allow customers to implement low cost surveillance systems. Both of these products were finalists for the "Best of Comdex" Awards in 2002. The WatchPort USB Camera also plays well in point-of-sale and kiosk applications when used in conjunction with the core USB connectivity product line. Finally, Digi launched its PortServer(R) CM(TM) product line, which enables data center managers and system administrators to connect to and efficiently monitor and control Information Technology (IT) equipment through the console port. Digi has met the competitive challenge on this product with its enhanced security, high port density, and ability to provide alerts to the network administrator.

In addition to addressing market expansion, we felt it was very important to focus on gaining share relative to our competitors in 2002. We monitor our share position diligently on a weekly basis in the United States. In fiscal 2002, we believe that we either maintained or improved our share position in all of the growth markets we address. We also believe that we have maintained our strong leadership position in the mature Async business.

Throughout 2002, Digi exerted significant energy on improving the efficiency of our key strategic processes. We have a set of Key Performance Indicators (KPI) that each department head publishes internally on a monthly basis. These KPIs measure the progress against goals in our top priority company processes. Each department head is accountable for continuous improvement to meet or exceed the established goals. It is this KPI effort that has enabled us to nimbly and intelligently reduce the expense burden while continuing to improve performance against our key metrics. Compared to fiscal 2002, we expect the expense run rate reduction in fiscal 2003 will be in excess of $10 million.

Digi continued to maintain a strong balance sheet throughout the year. Despite a net cash expenditure of $10.4 million on the NetSilicon acquisition, which was partially offset by the inflow of $8.1 million from the MiLAN divesture, we finished the year at a higher position in cash and marketable securities than we started, $58 million versus $56 million, respectively. Digi reduced its Days Sales Outstanding (DSO) from 57 days to 33 days. Receivables decreased from $16.1 million to $10.5 million, a reduction of $5.6 million. Inventory was reduced from $16.8 million to $12.5 million, a reduction of $4.3 million. With the reduced expense burden and strong balance sheet, Digi has strong operating leverage entering fiscal 2003.

Over the past three years, we have executed on a plan to leverage the strong Digi brand into key vertical markets such as point-of-sale and industrial automation. Our strategy has been to develop or acquire Connectware growth products and technologies that also play into these verticals. In 2003, we are extending this strategy by driving the marketing strategy and message "making device networking easy". We believe that this is a key, differentiating value proposition that Digi provides today, and it will become a mantra throughout the organization that will provide more value to our customers in the future. It embraces all of our products from Async, to Device Servers, to Terminal Servers, to USB, to NetSilicon embedded networking. Our marketing message, our product strategy, our engineering strategy, our technical support strategy, and our sales strategy will all embrace "making device networking easy" at the core.

In summary, we are now focused on our Connectware strategy with a business that has a very healthy and vibrant culture. The team at Digi is very excited to take on the challenges that face us in 2003.
                                                                              02

/s/ JOSEPH T. DUNSMORE

Joseph T. Dunsmore
Chairman, President and Chief Executive Officer

--------------------------------------------------------------------------------
                      STOCKHOLDER AND INVESTOR INFORMATION
--------------------------------------------------------------------------------

STOCK LISTING

The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market(SM) under the symbol "DGII." On December 6, 2002, the number of holders of the Company's Common Stock was approximately 8,875 consisting of 325 record holders and approximately 8,550 stockholders whose stock is held by a bank, broker or other nominee.

High and low sale prices for each quarter during the years ended September 30, 2002 and 2001, as reported on the Nasdaq Stock Market, were as follows:

STOCK PRICES

2002                    first     second      third     fourth
High                   $ 6.50     $ 7.15     $ 5.95     $ 3.40
Low                    $ 3.60     $ 5.15     $ 3.18     $ 1.88

2001                   first      second      third     fourth
High                   $ 9.25      $ 8.12    $10.40     $ 9.50
Low                    $ 5.38      $ 5.41    $ 4.50     $ 4.70

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

Legal Counsel
Faegre & Benson LLP
2200 Wells Fargo Center
Minneapolis, MN 55402-3901

Independent Public Accountants
PricewaterhouseCoopers LLP
650 Third Avenue South
Minneapolis, MN 55402-4333

Annual Meeting
The Company's Annual Meeting of Stockholders will be held on Wednesday, January 22, 2003, at 3:30 p.m., at the Marriott Southwest, 5801 Opus Parkway, Minnetonka, Minnesota.

Investor Relations
A copy of the Company's Form 10-K, filed with the Securities and Exchange Commission, is available free upon request.
Contact:


Investor Relations Administrator
Digi International Inc.
11001 Bren Road East
Minnetonka, MN 55343
or call 952-912-DIGI
e-mail request to: ir@digi.com
                                                                   www.digi.com

DIGI INTERNATIONAL INC.                     DIGI INTERNATIONAL (UK) LTD

11001 Bren Road East                        Ashwood House, Almondsbury
Minnetonka, MN 55343                        Business Center Woodlands
PH: 1-877-912-3444                          Bradley Stoke, Bristol
    1-952-912-3444                          BS32 4QH
FX: 1-952-912-4952                          PH +44(0)1454-643444
E-mail: info@digi.com
                                            DIGI INTERNATIONAL
DIGI INTERNATIONAL GMBH
                                            2 rue de L'Eglise
Joseph-von-Fraunhofer Str. 23               92200 Neuilly sur Seine, France PH
D-44227 Dortmund Germany                    +33-1-55-61-98-98
PH: +49-231-9747-0
                                            INSIDE OUT NETWORKS
DIGI INTERNATIONAL
(HK) LIMITED                                7004 Bee Caves Road
                                            Bldg. 3, Ste. 200
Suite 1101-02, 11/F                         Austin, TX 78746
K Wah Centre                                PH: 1-512-306-0600
191 Java Road
North Point, Hong Kong                      NETSILICON
PH: +852-2833-1008
                                            411 Waverly Oaks Road #304
DIGI INTERNATIONAL                          Waltham, MA 02452
                                            PH: 1-800-243-2333
Room 705-6                                      1-781-647-1234
Ruoychai International
Building, No. 8                             NETSILICON JAPAN
Yong An Dong Li, Jian Guo
Men Wai                                     NES Bldg. South 8F 22-14
Chao Yang District, Beijing                 Sakuragaoka-cho
PH +86-10-8528-8130/31/32                   Shibuya-ku, Tokyo, 150-0031
                                            Japan
DIGI INTERNATIONAL                          PH: +81-3-5428-0261
DENMARK

Hejreskowej, 18C, 1.9.8 DK-3490
Kvistgaard, Denmark PH
+45-49-17-70-90

DIGI INTERNATIONAL N.V.

Keizersgracht 62-64
1015 CS Amsterdam
Netherlands
PH +31-20-5207-566

                                                          [DIGI CONNECTWARE(TM)]

MAKING DEVICE NETWORKING EASY