Form 10-K, Exhibit 13
period 2003-09-30
DIGI INTERNATIONAL INC
filed 2003-12-12
CIK 854775

                                                                      EXHIBIT 13


[DIGI INTERNATIONAL LOGO]                [PICTURE]
CONNECTWARE(TM)

To our Stockholders,

     Fiscal 2003 was a very good year for Digi and its shareholders. The company maintained a steadfast focus on its objectives, and as a result, the company met or exceeded its revenue and profitability guidance throughout the year. Digi achieved a revenue increase of 1.4 percent to $102.9 million and a gross margin increase to 59.6 percent from 54.7 percent a year ago. Digi achieved strong cash flows from operations totaling $15.8 million in fiscal 2003. Additionally, Digi maintained a strong balance sheet through continued asset management, ending the year with a cash and marketable securities balance of $57.6 million. The company accomplished these strong results by focusing on the following key objectives throughout fiscal 2003:

     -  Revenue Growth
     -  New Product Introduction
     -  Maintain Strong Balance Sheet
     -  Make Device Networking Easy

     We believe Digi made good progress in all of these areas over the past year.

     Revenue growth was an important goal in fiscal 2003. Over the prior three years in executing the turnaround strategy we divested a complete business and two product lines and acquired three new businesses. Fiscal 2003 was the first year without major acquisition or divestiture activity and we felt that it was important to drive some level of revenue growth, even in the face of a slow economy. We finished the year with revenue of $102.9 million, which was at the high end of our $101-$103 million fiscal 2003 guidance. We were very happy with the revenue numbers posted in our NetSilicon, Device Server, and USB product lines, offsetting the natural decline that we see in the mature Async Serial Port Expansion product line.

     In 2003, Digi continued to place a high priority on new product introduction. The year started on a strong note with the Digi One IA RealPort receiving the Control Engineering Editors Choice Award in January. NetSilicon added three very important products to its portfolio during the year, introducing the 7520 Networked Processor, the 9750 Networked processor, and the Net+Works

     6.0 Software Suite for embedded device networking. These product additions provide the global NetSilicon OEM sales force a broader product line to achieve its design win objectives. Digi introduced several products with wireless capability in fiscal 2003. The Digi TS W product line of 1, 2, and 4-port wireless device servers provide serial to 802.11 wireless connectivity combined with Digi's patented RealPort technology and powerful security features. The Wavespeed S wireless device server provides serial to bluetooth wireless connectivity for mission critical cable replacement applications. Digi introduced the Digi Connect ME module, which we believe is the most powerful and customizable embedded network solution available, as well as one of the smallest. The addition of the Digi Connect ME module allows Digi to realize its strategy to provide its customers with a complete set of connectivity solutions that have a common core technology base. This means that a Digi customer can seamlessly migrate from an external box to a board or module and eventually to a fully integrated chip without making major changes to their software platform. In addition to new products that provide leading edge connectivity technologies to the marketplace, Digi made some tactical R&D expenditures to extend the life of our heritage Asynchronous Serial Port Expansion (DigiBoard) product line. We added Universal PCI (3.3V or 5V), Low-Profile PCI, and PCI-X compliant products that will allow us to maintain our leadership position while extending the life of this product line.

     Digi continued to maintain a strong balance sheet throughout fiscal 2003. Digi finished fiscal 2003 with a cash and marketable securities balance of $57.6 million, slightly below the 2002 year end balance of $58.2 million. We achieved this result despite major expenditures for financing activities related to our repurchase of significant amounts of our common stock and our early repayment of debt which totaled $15.3 million during fiscal 2003. Digi reduced its Days Sales Outstanding (DSO) balance from 33 days to 32 days in 2003 compared to 2002. Digi reduced its inventory balance from $12.5 million at the end of 2002 to $10.4 million at the end of 2003. Additionally, as a result of restructuring activities that took place at the end of fiscal 2002, and a very strong expense control discipline throughout the year, we reduced our expense run rate in 2003 for sales and marketing, research and development, and general and administrative by $11.7 million, which exceeds the expectation we communicated in last year's annual letter.

     Over the past four years we have been executing on a plan to leverage the Digi brand into key vertical markets such as point of sale and industrial automation. Our strategy has been to extend the value of the Digi brand into these verticals by acquiring or organically developing growth products that will extend the value of the brand. In 2003, we augmented that strategy with the vision and message "making device networking easy". We made good progress both extending our vertical focus and driving the "making device networking easy" vision in 2003. This is manifested in many ways today. The NetSilicon value proposition is to make device networking easy by providing the core technology and the tools to reduce time to market for its customers. In all product lines we are working on continuous improvement of our installation and configuration software and documentation to make device networking easier for our customers. The easy migration path for our customers from box to board or module to chip is also focused on this objective for our customers. We have made very good progress with these and many other initiatives to make device networking easy for our customers in fiscal 2003.


     In summary, I am very proud of the accomplishments of the Digi team in fiscal 2003 and I believe that the future is much brighter as this team addresses the opportunities and challenges of 2004 and beyond.



     Joseph T. Dunsmore
     -------------------
     Joseph T. Dunsmore
     Chairman, President and Chief Executive Officer