Form 10-K, Exhibit 13
period 2004-09-30
DIGI INTERNATIONAL INC
filed 2004-11-29
CIK 854775

                                                                      EXHIBIT 13

[DIGI LOGO]                                                            [GRAPHIC]

[CONNECTWARE LOGO]

To our Stockholders,

Fiscal 2004 was an excellent year for Digi and its stockholders. Last year the company introduced its "Making Device Networking Easy" vision. We continued to follow this vision through new innovative product introductions that allow for ease of integration, as well as improve the level and quality of service we provide to our customers. This vision, combined with Digi's focus on monitoring and excelling on key performance indicators in all of our functional areas, has yielded rewards in terms of financial performance and creating value for shareholders. The company exceeded its revenue and profitability guidance throughout the year. Digi achieved $111.2 million in revenue in fiscal 2004, or an increase of 8 percent over fiscal 2003. Gross profit margin increased to 60.9 percent from 59.6 percent a year ago. Additionally, we continued to reduce our operating expense (excluding amortization expense)(1) to net sales ratio from
47.7 percent in fiscal 2003 to 45.6 percent in fiscal 2004. This progress, combined with increased gross margins enabled Digi to improve its operating income before amortization(1) from 12.4 percent in fiscal 2003 to 15.3 percent in fiscal 2004.

The company accomplished these strong results by focusing on the following key objectives throughout fiscal 2004:

- Accelerate revenue and earnings per share growth

- Introduce innovative new products

- Maintain a strong balance sheet

- Make Device Networking Easy

The company made strong progress in all of these areas over the past year.

Accelerated revenue and earnings per share growth was an important goal for the company in fiscal 2004. Our year-over-year revenue growth rate has accelerated from the 1.4 percent growth rate posted in fiscal 2003 to 8 percent in fiscal 2004. Our fiscal 2004 earnings per diluted share was $0.39, which represented a 26 percent increase over fiscal 2003 earnings per diluted share of $0.31, before the cumulative effect of accounting change related to the adoption of SFAS 142.

(1) For this purpose, amortization expense is defined as amortization of acquisition-related identifiable intangible assets.

In 2004, the company continued to place a high priority on innovative new products. Early in the year Digi introduced the Inside Out Networks USB Plus Series of products. This product line is ideal for point-of-sale applications because it provides device networking while simplifying system architecture by eliminating the power supply bricks for USB-connected devices. The company also introduced the Digi CM(TM)Console Server, which extends our line of console servers with a secure 48-port series of products used for remote device monitoring in data center environments. Later in the year Digi added Automatic Device Recognition, which is a unique capability providing the intelligence to automatically identify equipment attached to the Digi CM remotely. This makes the process of set-up, configuration and management easier for IT managers.

Digi also made some key additions to its Device Server product family in fiscal 2004. The company introduced two customizable products to the family - the Digi Connect(TM) EM and the Digi Connect(TM) SP. The Digi Connect SP is a customizable external box solution for Ethernet enabling an installed base of devices. The Digi Connect EM is a customizable embedded Device Server module that has a wide variety of connectivity options that make it ideal for network and web enabling a device. Digi introduced the Digi Connect Wi-ME(TM) and Digi Connect Wi-EM(TM), the industry's first fully customizable and secure 32-bit 802.11b embedded modules. These embedded modules allow customers to add wireless connectivity to their devices quickly and easily.

Finally, Digi introduced the NS9775, an ARM 9-based chip focused on the office automation vertical segment that provides a breakthrough performance and cost point for the desktop laser printer and multi-function printer market.

Digi achieved strong cash flow from operations in fiscal 2004 of $19.3 million versus $15.8 million in fiscal 2003. Additionally, the company continued to strengthen its balance sheet, ending the year with a cash and marketable securities balance of $81.7 million, dramatically above the 2003 year end balance of $57.6 million. The company also eliminated all debt on the balance sheet in fiscal 2004 to end the year debt free.

Over the past five years we have been executing on a plan to leverage and extend the Digi brand with next generation commercial grade device networking products and technologies targeted for certain vertical markets, such as point of sale, industrial automation, office automation and building controls. Our strategy has been to extend the value of the Digi brand into these verticals by acquiring or organically developing growth products. In 2004 we gained significant traction and momentum in the marketplace with this strategy, increasing our revenue growth rate in each successive quarter. This has occurred as a result of innovative products that "Make Device Networking Easy" by providing differentiated features and functions as well as ease of integration for our customers. The innovative products coupled with improved execution in the sales and marketing arena have created the growth momentum in fiscal 2004 that should continue into fiscal 2005.

In summary, I am proud of the accomplishments of the Digi team in fiscal 2004. A strong vision that focuses on our key competencies, combined with a continuous improvement philosophy across all functional areas, has culminated in a very successful year. I look forward to continuing this strong business model and further accomplishments from the Digi team in fiscal 2005.

/s/ Joseph T. Dunsmore

Joseph T. Dunsmore
Chairman, President and Chief Executive Officer