Form 10-K, Exhibit 13
period 2005-09-30
DIGI INTERNATIONAL INC
filed 2005-12-07
CIK 854775

                                                                    EXHIBIT 13 X

The company succeeded in accelerating revenue and profitability growth over the past year. Our year-over-year revenue growth rate continues to accelerate, from
1.4 percent growth in 2003, climbing to an 8.1 percent growth rate in 2004, and now 12.6 percent in fiscal 2005. Earnings per diluted share for fiscal 2005 were $0.76, compared to $0.39 per diluted share in fiscal 2004. During 2005, Digi recorded a $5.7 million reversal of previously established tax reserves as a result of the settlement of a tax audit of prior fiscal years. Excluding the impact of the favorable tax settlement, Digi's earnings per diluted share would have been $0.51, or an increase of 30.8 percent over fiscal 2004.

A key to increased revenue growth is introducing new products that 'Make Device Networking Easy' for our customers. More precisely, it is our strategic intent to be the best in the world at commercial grade device networking. In laymen's terms, we provide products that connect things to networks. Not things in the home, but things in stores, factories, office buildings, banks, gas stations, oil rigs, hospitals, and many other vertical environments. That's why we call it commercial grade.

We provide hardware chips, modules, and boxes, with value-added software to provide the differentiated products that our customers desire. For example:

- In self-checkout systems, Digi connects peripheral devices like scales, card readers and printers.

- At intersections, Digi connects traffic signals so the flow of traffic can be more smoothly regulated.

- On highways, Digi connects variable message signs, enabling authorities to post messages about congestion, stolen vehicles, or even abducted children.

- In hospitals, Digi connects point-of-care testing devices, so tests can be done bedside with immediate results. Digi also networks ventilators, so doctors can remotely monitor and diagnose issues with a patient's breathing.

- At power utilities, Digi networks meters to monitor power flow and avoid overload situations.

- In factories, Digi networks machines controlling production lines for some of the nation's most popular consumer products.

The list is virtually endless. We believe that we are at the front end of a long-term growth trend to connect devices to networks in order to bring more intelligence to the device. Where the Internet was initially about connecting people via personal computers, the next phase of the Internet is about connecting devices.

Digi has dramatically changed its revenue mix over the past several years so that we have highly differentiated growth products that now make up a majority of our revenues. Our products and core technologies place us at the CENTER of this very exciting long-term growth opportunity. We introduced many exciting innovative products in fiscal 2005 that support our leadership position in device connectivity:

- Early in the year Digi introduced the NS9360, an ARM 9-based chip that is a cost effective solution that integrates a high level of functionality and is ideal for customers in industrial automation, building automation, medical automation, instrumentation, networked displays, networked terminals, and industrial and point-of-sale printers.

- The company introduced the ConnectCore(TM) family of core modules which are based on the NetSilicon(R) branded chips and optimized to provide quick time to market for our customers.

- Digi also introduced the first in a series of data over cellular products with the launch of the Digi Connect(R) WAN for GSM and CDMA networks. We believe that Digi is bringing highly differentiated commercial grade products into this rapidly developing market opportunity. We have a very deep partnering relationship with Cingular for these products and are building relationships with Sprint, Verizon, Alltel and many of the other major wireless carriers worldwide.

- The company introduced ConnectPort(TM) Display, the industry's first remote networking solution to utilize display, serial and USB Over IP(R) technology. ConnectPort Display is a network-enabled video display hub that allows standard video displays and other devices to be anywhere on a Local Area Network (LAN) or other Internet Protocol (IP) network without a locally attached host PC or thin client.

- The company introduced the Rabbit(R) 4000 microprocessor, a chip that like its predecessors is designed specifically for embedded control, communications, and Ethernet connectivity but which also adds important new features. The new features will enhance the Rabbit core module offering and allow us to significantly broaden our core module customer base.

Digi ended the year with a cash and marketable securities balance of $50.2 million after spending $53.7 million on the acquisitions of Rabbit Semiconductor Inc. and FS Forth-Systeme GmbH and Sistemas Embebidos S.A. during fiscal 2005. The company once again ended the year with no bank debt. Our current ratio at year end was 4.4 to 1.

Acquisitions have been a key element of the Digi growth strategy over the past six years. We have leveraged acquisitions and organic development to augment our technology and product portfolio in the commercial grade device networking marketplace. In 2005 we executed two very important transactions with the acquisitions of Rabbit Semiconductor Inc. and FS Forth-Systeme GmbH/Sistemas Embebidos S.A. These acquisitions, coupled with the ConnectCore product family introduction, signified a major strategic push into the networked core module arena. The networked core module opportunity is an important element of our commercial grade device networking strategy because the modules that we offer to customers provide a networked platform with a core processor and lots of flexibility to allow them to add features and functionality. The primary value proposition for our device customers is that it allows them to get to market very quickly with a network-enabled device. We believe that this value proposition will gain momentum over time because the increasing number of device manufacturers that need to network their devices know very little about networking. We believe this will be a high growth market for Digi over the next several years and that Rabbit adds a significant brand to the Digi portfolio.

I would also like to take this opportunity to thank Mr. Mykola (Mike) Moroz, for his contributions to Digi since its inception in 1985. Mike was a founder of the company and has served as a member of the Board of Directors since July 1991. Mike will be retiring as a director and I would like to acknowledge him on behalf of the Board and the company for his many valued contributions over the years.

In summary, I am proud of the accomplishments of the Digi team in fiscal 2005. We took on significant challenges during the year and yet have managed to post very strong results. I look forward to continuing the positive momentum and having fun executing our strategies with the talented Digi team in fiscal 2006.

/s/ Joseph T. Dunsmore
-----------------------
Joseph T. Dunsmore
Chairman, President and Chief Executive Officer