Form 10-K/A, Exhibit 13
period 2005-09-30
DIGI INTERNATIONAL INC
filed 2005-12-09
CIK 854775

                                                                      EXHIBIT 13

[DIGI LOGO]                                                            [GRAPHIC]


To Our Stockholders,

Fiscal 2005 was a very challenging, yet fulfilling and successful year for Digi and its stockholders. The company finished fiscal 2005 with net sales of $125.2 million, or a 12.6 percent growth over fiscal 2004. Our key objectives have remained consistent over the past several years, and we believe that this consistency in focus is evidenced by some strong financial trends:

- Operating expenses as a percent of net sales has improved approximately 28 percentage points in the last four years, from 75.1 percent in fiscal
      2002 to 46.9 percent in fiscal 2005.

- Operating income (loss) has improved as a percentage of net sales from (20.4) percent in fiscal 2002 to 13.5 percent in fiscal 2005, or an approximately 34 percentage point improvement in the last four years.

- Earnings (loss) before income taxes, depreciation and amortization (EBTDA) has improved as a percent of net sales from (7.8) percent in fiscal 2002 to 21.4 percent in fiscal 2005.

We believe these strong trends are the result of our diligence in pursuing the following objectives which are consistent with prior years:

-     Accelerate revenue and earnings per share growth.

-     Introduce new products

-     Maintain a strong balance sheet

-     Grow through acquisition

-     Make Device Networking Easy

We believe the company made good progress in all of these areas over the past year.

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